CONFIDENTIAL TREATMENT REQUESTED BY HEART TEST LABORATORIES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Confidential draft submitted to the Securities and Exchange Commission on February 28, 2022. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

Under The Securities Act of 1933

Heart Test Laboratories, Inc.

(Exact name of registrant as specified in its charter)

Texas	334510	26-1344466
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

550 Reserve St, Suite 360 Southlake, Texas 76092 682-237-7781	Mark Hilz 550 Reserve St, Suite 360 Southlake, Texas 76092 682-237-7781
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard F. Dahlson Jackson Walker L.L.P. 2323 Ross Avenue Suite 600 Dallas, Texas 75201-2725 214-953-6000	Steven R. Jacobs Erin Camp Jackson Walker L.L.P. 112 East Pecan Street Suite 2400 San Antonio, Texas 78205 210-978-7700	Andrea Cataneo Mitchell Silberberg & Knupp LLP 437 Madison Avenue 25th Floor New York, New York 10022 212-509-3900

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

SUBJECT TO COMPLETION, DATED                     , 2022

PRELIMINARY PROSPECTUS

[            ] Shares of Common Stock

Heart Test Laboratories, Inc.

This is the initial public offering of Heart Test Laboratories, Inc. We are offering [            ] shares of common stock, par value $0.001 per share, or Common Stock. We anticipate that the initial public offering price will be between $[            ] and $[            ]. We are offering all of the Common Stock offered by this prospectus.

We intend to apply to list our Common Stock on the Nasdaq Capital Market, or Nasdaq, under the symbol “[            ].” No assurance can be given that our application will be approved or that a trading market will develop.

We are an “emerging growth company” and a “smaller reporting company,” as defined under the U.S. federal securities laws, and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an ‘Emerging Growth Company’ and a ‘Smaller Reporting Company’.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 17.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)

We have agreed to reimburse the underwriters for certain expenses and the underwriters will receive compensation in addition to underwriting discounts and commissions. See the section titled “Underwriting” beginning on page 133 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

We have granted the representative of the underwriters an option to purchase from us, at the public offering price, up to additional [            ] shares of Common Stock, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any. If the representative of the underwriters exercises the option in full, the total underwriting discounts and commissions and management fees payable will be $[            ] and the total proceeds to us, before expenses, will be $[            ].

Neither the Securities and Exchange Commission, or the SEC, nor any state or other foreign securities commission has approved nor disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Common Stock on or about [            ], 2022.

Book Running Manager

The Benchmark Company

The date of this prospectus is [            ], 2022

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell the Common Stock, and seeking offers to buy the Common Stock, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Common Stock.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “HeartSciences” refer to Heart Test Laboratories, Inc. References to “Fiscal 2022” refer to the 12-months ended April 30, 2022, references to “Fiscal 2021” refer to the 12-months ended April 30, 2021 and references to “Fiscal 2020” refer to the 12-months ended April 30, 2020.

TRADEMARKS AND TRADE NAMES

Our trademarks are the subject of trademark registrations in the United States as well as various other countries. Other brand names, names and trademarks contained in this prospectus are the property of their respective owners. Solely for convenience, trademarks, service marks and tradenames are referred to in this prospectus without the SM, TM and/or ® symbols or any typographical emphasis (such as italicized or underlined text), but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to their service marks, trade names and trademarks.

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MyoVista®, wavECG TM, HEARTSCIENCES, and Heart Test Laboratories are trademarks and/or service marks of the Company registered with the United States Patent and Trademark Office, or USPTO. Other trademarks, service marks and trade names in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

REVERSE STOCK SPLIT AND CONVERTIBLE BRIDGE NOTE PRIVATE PLACEMENT

On January 31, 2022, our shareholders granted our Board of Directors the discretion to effect a consolidation, which we refer to as the reverse stock split, of our Common Stock at a rate to be determined by our Board of Directors at a later date. The Board of Directors approved a one-for-[            ] reverse stock split on [                    ], 2022. In addition, since October 2021, we have sold an aggregate of $[            ] million of senior subordinated convertible notes, which we refer to as the Bridge Notes, and warrants, which we refer to as the Bridge Warrants, to purchase a total of [            ] shares of Common Stock in a private placement, which we refer to as the 2021 Bridge Financing. Upon consummation of this offering, the Bridge Notes will convert into a total of [            ] shares of Common Stock, assuming each holder converts its Bridge Notes up to the Maximum Percentage, as defined in the Glossary of Terms. Unless the context otherwise expressly dictates or as otherwise set forth in this prospectus, all references to share and per share amounts referred to herein reflect the reverse stock split, the conversion of the Bridge Notes up to the Maximum Percentage by each holder of Bridge Notes and the conversion of all of the $1.5M Notes, as defined in the Glossary of Terms. For more information, please refer to the “Summary—Recent Developments.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our device, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•	our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

•

our ability to advance the development of the MyoVista wavECG, or MyoVista, our full function conventional 12-lead electrocardiograph, or ECG, device that incorporates an additional proprietary artificial intelligence-based algorithm that detects cardiac dysfunction caused by heart disease or age-related cardiac dysfunction and future potential products;

•	our ability to commercialize the MyoVista and any future potential products including sales of the MyoVista and any future products;

•	our assessment of the potential of the MyoVista and future potential products to diagnose certain indications;

•	our planned level of capital expenditures and liquidity;

•	our plans to continue to invest in research and development to develop technology for new products;

•

anticipated actions of the U.S. Food and Drug Administration, or FDA, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to the MyoVista;

•

the regulatory environment and changes in the health policies and regimes in the countries in which we intend to operate, including the impact of any changes in regulation and legislation that could affect the medical device industry;

•	our ability to meet our expectations regarding the commercial supply of the MyoVista and any future products;

•	our ability to retain key executives;

•	our ability to internally develop new inventions and intellectual property;

•	the overall global economic environment;

•	the impact of COVID-19 and resulting government actions on us;

•	the impact of competition and new technologies;

•	general market, political and economic conditions in the countries in which we operate;

•	our ability to internally develop new devices and intellectual property;

•	our expectations regarding the use of proceeds from this offering;

•	changes in our strategy; and

•	litigation.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

GLOSSARY OF TERMS

The following definitions shall apply to the terms used in this prospectus.

Terms Used by and for United States Federal Regulators and Regulations

“510(k)” means a premarket notification submission to the FDA for determination that a medical device is substantially equivalent to another legally U.S. marketed medical device prior to such device being distributed.

“510(k) Clearance” means a determination from FDA that a device is substantially equivalent to another legally U.S. marketed medical device thereby authorizing the device to be marketed in the U.S.

“ACA” means the Patient Protection and Affordable Care Act, as amended.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act.

“CDC” means the U.S. Centers for Disease Control and Prevention.

“Class I” means a classification of medical devices with the lowest risk to the patient for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising and promotional materials

“Class II” means a classification of medical devices that are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include submission of a 510(k), performance standards, post-market surveillance, patient registries and FDA guidance documents.

“Class III” means a classification of medical devices that pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device. Class III devices generally require approval of a PMA.

“Covered Entities” means, collectively, health plans, health care clearinghouses and certain health care providers as provided for under HIPAA.

“CMS” means U.S. Centers for Medicare & Medicaid Services.

“De Novo” means the process for obtaining authorization from the FDA of a novel medical device that is low to moderate risk for which general controls alone, or general and special controls, provide reasonable assurance of safety and effectiveness for the intended use, but for which there is no legally marketed predicate device. Devices that are classified (or re-classified) into Class I or Class II through a De Novo classification request may be marketed and used as predicates for future premarket notification 510(k) submissions, when applicable.

“DOJ” means the U.S. Department of Justice.

“FCA” means the False Claims Act.

“FDA” means the U.S. Food and Drug Administration.

“FDASIA” means the Food and Drug Administration Safety and Innovation Act of 2012, as amended.

“FDCA” means the Federal Food, Drug and Cosmetic Act, as amended.

“FINRA” means the Financial Industry Regulatory Authority.

“GUDID” means the FDA’s Global Unique Device Identification Database.

“HCPCS” means Healthcare Common Procedure Coding System.

“HHS” means the U.S. Health and Human Services—Office of the Inspector General.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“HITECH” means the Health Information Technology for Economic and Clinical Health Care Act.

“IDE” means the FDA’s investigational device exemption regulations which govern medical device clinical trials. The IDE regulations exempt investigational devices from many regulations, but otherwise govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of submission, recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators intended to encourage public health and safety and with ethical standards.

“IRB” means the Institutional Review Board formally designated by the FDA regulations, which has oversite of a study being conducted at a clinical site.

“JOBS Act” means the Jumpstart our Business Startups Act of 2012.

“NAMCS” means the 2018 National Ambulatory Medical Care Survey.

“PMA” means a premarket approval application requesting the determination of the safety and effectiveness of Class III medical devices pursuant to a scientific and regulatory review by the FDA.

“QSR” means the FDA’s Quality System Regulation, which is the current good manufacturing practice requirements for medical devices. The requirements govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging, labeling, storage, installation, and servicing of all finished devices intended for human use. The requirements are intended to ensure that finished devices will be safe and effective and otherwise in compliance with the Federal Food, Drug, and Cosmetic Act.

“SEC” means the U.S. Securities and Exchange Commission.

“Trade Laws” means, collectively, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations.

“UDI” means Unique Device Identifiers as required by U.S. federal laws and regulations.

“USPSTF” means the U.S. Preventive Services Task Force.

“VA” means the U.S. Department of Veterans Affairs.

Terms Used for Other Regulators and Regulations within the U.S.

“CCPA” means the California Consumer Privacy Act.

“CPRA” means the California Privacy Rights Act.

Terms Used in Jurisdictions Other Than the U.S.

“CE” means Conformité Européene.

“CJUE” means the Court of Justice of the European Union.

“EC” means European Community.

“EEA” means the European Economic Area.

“EU” means the European Union.

“EU MDR” means the EU Medical Device Regulation.

“Financial Promotion Order” means the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended.

“FinSA” means the Swiss Financial Services Act.

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“FSMA” means the UK’s Financial Services and Markets Act 2000, as amended.

“GDPR” means the EU’s General Data Protection Regulation.

“MDD” means the EU Medical Devices Directive.

“Notified Body” means an organization accredited by a Relevant State to conduct conformity assessments.

“Privacy Shield” means the transfer framework, agreed to by the U.S. and the EU, for transferring data from the EU to the U.S., but which was invalidated in July 2020 by the CJUE.

“Prospectus Regulation” means Regulation (EU) 2017/1129.

“relevant persons” means, collectively, persons outside the UK and those persons in the UK who (i) who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Promotion Order), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) are any other persons to whomit may otherwise lawfully be made under the Financial Promotion Order.

“Relevant State” means a member state of the EEA.

“UK” means the United Kingdom.

Terms Used for Medical and Medical Device Related Purposes

“ACC” means the American College of Cardiology.

“Afib” means atrial fibrillation or an irregular and often very rapid heart rhythm (or arrhythmia).

“AI” means artificial intelligence.

“AMA” means the American Medical Association.

“APC” means ambulatory payment classification.

“ARIC score” means the Atherosclerosis Risk in Communities studies score.

“AUC” means area under the curve.

“BNP testing” means the B-type natriuretic peptide testing.

“CAD” means coronary artery disease.

“CPT” means Current Procedural Terminology.

“CROs” means contract research organizations.

“CT” means computerized tomography.

“CCTAs” means coronary CT angiograms

“CVD” means cardiovascular disease.

“diastolic phase” means the period of relaxation or filling phase (as opposed to the period of contraction or pumping phase called “systolic”) of a heartbeat.

“diastolic dysfunction” means impaired left ventricular relaxation and elevated filling pressures during the diastolic phase.

“ECG” means electrocardiogram or electrocardiograph as appropriate, which is also known by the acronym “EKG.”

“echo” means an echocardiogram.

“elderly” means an individual that is 65 years old or older.

“e-prime” or “ e’ ” means a key echocardiographic measurement of left ventricular diastolic function during the early diastolic phase, more specifically, this is a measurement of the speed of mitral annular motion at early diastole.

“GCP” means good clinical practice.

“HFpEF” means heart failure with preserved ejection fraction or where a patient is not yet classified as having systolic dysfunction, or, also known as severe diastolic dysfunction.

“HFrEF” means heart failure with reduced ejection fraction, or heart failure is classified with systolic dysfunction, also known as severe diastolic dysfunction.

“KOLs” means key opinion leaders, such as leading cardiologists.

“LV” means left ventricular.

“LVD” means left ventricular dysfunction.

“LVDD” means left ventricular diastolic dysfunction.

“myocardial infarction” is another term for a heart attack.

“off-label” means the use of products for a purpose other than as approved by the FDA.

“sensitivity” means the true positive rate or the percentage probability of a positive test result identifying patient with a condition as compared to the gold standard test which in our case is an echo.

“specificity” means the true negative rate or the percentage probability of a negative test result identifying a patient without a condition as compared to the gold standard test, which in our case is an echo.

Terms Used in Connection with Our Company and Products

“$1.5M Notes” means our 12% secured convertible promissory notes in the aggregate principal amount of $1.5 million issued to accredited investors in December 2020.

“$1M Lender Warrants” means the warrants issued to holders of the $1M Notes as consideration for the extension of the maturity of the $1M Notes.

“$1.5M Lender Warrants” means the warrants issued to holders of the $1.5M Notes as consideration for the extension of the maturity of the $1.5M Notes.

“$1M Loan and Security Agreement” means Loan and Security Agreement by and among the Company, FRV and John Q. Adams Sr. in April 2020 in connection with the $1M Notes.

“$130K Note” means our private placement on August 12, 2019 with FRV, an accredited investor, of an unsecured drawdown convertible promissory note for an aggregate amount not to exceed $130,000.

“$1M Notes” means our 12% secured, non-convertible promissory notes payable to FRV and John Q. Adams Sr. in the aggregate principal amount of $1 million.

“IT” means our information technology.

“ewECG” means energy waveform ECG, an alternative description of the MyoVista wavECG device used in the clinical study titled [            ].

“Investor Warrants” means warrants to purchase [            ] shares of our Common Stock issued from 2015 to 2019 in connection with funding or as consideration for services rendered.

“MyoVista” means the MyoVista wavECG device.

“MyoVista Algorithm” means our wavECG proprietary algorithm.

“Series A Preferred Stock” means our Series A preferred stock, par value $0.001 per share.

“Series B Preferred Stock” means our Series B preferred stock, par value $0.001 per share.

“Series C Preferred Stock” means our Series C preferred stock, par value $0.001 per share.

Terms Used in Connection with Our 2021 Bridge Financing

“2021 Bridge Financing” means our private placement to accredited investors of the Bridge Notes and Bridge Warrants beginning in October 2021.

“Attribution Parties” are any Purchaser, together with its affiliates and any other person acting as a group as defined under Section 13(d) of the Exchange Act with regard to determining Maximum Percentage.

“Bridge Notes” means the 8% subordinated convertible notes we sold to Purchasers pursuant to the Securities Purchase Agreement.

“Bridge Warrants” means warrants to purchase our Common Stock issued pursuant to the Securities Purchase Agreement.

“Conversion Price” means the initial conversion price of the Bridge Notes.

“Exercise Price” means the exercise price of the Bridge Warrants.

“Maximum Percentage” means the beneficial ownership in excess of 4.99% of the number of shares of the Common Stock outstanding immediately prior to, and immediately after giving effect to, the conversion of all or any portion of the Bridge Notes as applied to Attribution Parties.

“OID” means the 10% original issue discount given upon issuance of our 2021 Bridge Notes.

“Pre-Funded Warrants” means the warrants issued in the event the number of shares of Common Stock to be issued to a Purchaser upon conversion of in the Bridge Notes would be in excess of the Maximum Percentage.

“Purchasers” means the accredited investors who purchased our Securities pursuant to the Securities Purchase Agreement.

“Registration Rights Agreement” means the registration rights agreement we entered into with the Purchasers in conjunction with the Securities Purchase Agreement.

“Securities” means, collectively, all of the Bridge Notes, Bridge Warrants and Pre-Funded Warrants sold pursuant to the Securities Purchase Agreement.

“Securities Purchase Agreement” means the Securities Purchase Agreement we entered into with the Purchasers in connection with the 2021 Bridge Financing.

Terms Used in Connection with this Offering Not Otherwise Listed

“ASC” means the Accounting Standards Codification.

“FRV” means Front Range Ventures, LLC.

“FRV Side Letter” means the letter agreement entered into by and between the Company and FRV on April 10, 2019.

“GE” means the General Electric Company.

“Hill-Rom” means Hill-Rom Holdings, Inc.

“MD&A” means Management’s Discussion & Analysis of Financial Condition and Results of Operations.

“Nasdaq” means the Nasdaq Capital Market.

“Philips” means Koninklijke Philips N.V.

“PPP” means the Paycheck Protection Program established pursuant to the CARES Act.

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following the prospectus summary. The following is a summary of the most significant risks and uncertainties that we believe could adversely affect our business, financial condition, and results of operations. In addition to the following summary, you should read the other information set forth in “Risk Factors” before you invest in the Common Stock. In particular, our risks include, but are not limited to, the following:

Risks Related to Our Financial Condition and Capital Requirements:

•	We have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future;

•	Our financial condition is dependent on regulatory approval for, and the successful development, marketing and sale of, the MyoVista, which we have not received as of the date of this prospectus;

•

Even if this offering is successful, we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our development efforts and other operations;

•	All of our assets are subject to security interests;

•

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing either on reasonable terms or at all.

Risks Related to Our Business and Industry:

•

Our future success depends on our ability to develop, receive regulatory clearance or approval for, and introduce the MyoVista to the market in a timely manner. If we do not obtain and maintain the regulatory registrations and clearances for our device, we will be unable to market and sell the MyoVista in the United States, Europe or other regions;

•	Our success will be dependent upon physician acceptance;

•	If third-party payors do not provide adequate coverage and reimbursement for the use of the MyoVista, our revenue will be negatively impacted;

•	Our success is partly dependent on the use of our specialized electrodes;

•	We manage our business through a small number of employees and key consultants;

•	Medical device development is costly and involves continual technological change in order to remain competitive which may render the MyoVista obsolete;

•	We face intense competition in the market and, as a result, we may be unable to effectively compete in our industry;

•	If we are not able to attract and retain highly skilled managerial, scientific, technical and marketing personnel, we may not be able to implement our business model successfully;

•	We may need to expand our organization and we may experience difficulties in recruiting additional employees and consultants, which could disrupt our operations;

•	Our management team has limited experience managing a public company;

•	We expect to conduct business outside of the U.S. and doing so exposes us to additional business, regulatory, political, operational, financial and economic risks;

•

We are subject to certain U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We could face serious consequences for any violations of such laws and regulations;

•

We will be dependent upon third-party manufacturers and suppliers, making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

•

We could become subject to product liability, warranty or similar claims and product recalls that could be expensive, divert management’s attention and harm our business reputation and financial results;

•	Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity;

•	Our business may be impacted by changes in general economic conditions;

•	We face business disruption and related risks resulting from the outbreak of the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

Risks Related to Product Development and Regulatory Approval:

•	Our device and operations are subject to extensive government regulation and oversight both in the U.S. and abroad, and our failure to comply with applicable requirements could harm our business;

•

Once commercialized, modifications to our marketed products may require new 510(k) clearances, or may require us to cease marketing or recall the modified products until clearances or approvals are obtained;

•

Clinical studies may be necessary to support future product submissions to the FDA. The clinical trial process is lengthy and expensive with uncertain outcomes, and often requires the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical studies will prevent us from commercializing any modified or new products and will adversely affect our business, operating results and prospects;

•	Medical device development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results;

•

If the third parties on which we rely to conduct our clinical studies and to assist us with pre-clinical development do not perform as required or expected, we may be delayed or unable to obtain regulatory clearance or approval for or commercialize our device;

•	We may encounter substantial delays in our clinical studies, or we may fail to demonstrate specificity and sensitivity to the satisfaction of applicable regulatory authorities;

•	The results of future clinical studies may not support additional or new claims for future products or may result in the discovery of adverse side effects;

•

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market;

•

The MyoVista must be manufactured in accordance with federal, state and foreign regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations;

•	The misuse or off-label use of our device may harm our reputation in the marketplace, could potentially cause harm to the patient and that lead to product liability suits or result in costly

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investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business;

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Our device may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our device, or a recall of our device either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us;

•	The MyoVista may in the future be subject to product recalls that could harm our reputation, business and financial results;

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We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties;

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Legislative or regulatory reforms in the United States or the European Union may make it more difficult and costly for us to obtain regulatory clearances or approvals for our device or to manufacture, market or distribute our device after clearance or approval is obtained;

•	Healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;

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Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business;

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Changes in laws or regulations relating to data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business or could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

Risks Related to Our Intellectual Property:

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If we are unable to obtain and maintain effective patent rights for our device, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us;

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Intellectual property rights of third parties could adversely affect our ability to commercialize our device, and we might be required to litigate or obtain licenses from third parties in order to develop or market our device. Such litigation or licenses could be costly or not available on commercially reasonable terms;

•	We may be subject to claims challenging the inventorship of our intellectual property;

•	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful;

•	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts;

•	Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents;

•	We may not be able to protect our intellectual property rights throughout the world.

Risks Related to this Offering and the Ownership of the Common Stock:

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We do not know whether a market for the Common Stock will be sustained, what the trading price of the Common Stock will be, or whether there will be an active, liquid, trading market for our Common Stock, which may trade at a discount from the initial public offering price and make it difficult for you to sell the Common Stock you purchase;

•	The market price of our Common Stock may be highly volatile, and you could lose all or part of your investment;

•	Future sales of a substantial number of shares of our Common Stock by our existing shareholders could cause our stock price to decline;

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If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they publish negative reports regarding our business or the Common Stock, our share price and trading volume could decline;

•	Management will have broad discretion as to the use of the proceeds from this offering;

•	We will need additional capital, and the sale of additional shares of the Common Stock or equity or debt securities could result in additional dilution to our shareholders;

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We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future;

•	Our Board of Directors is authorized to issue and designate shares of our preferred stock in additional series without shareholder approval;

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Our principal shareholders, officers and directors currently beneficially own approximately [            ]% of our Common Stock. They will therefore be able to exert significant control over matters submitted to our shareholders for approval;

•	If you purchase the Common Stock in this offering, you will incur immediate and substantial dilution in the book value of your shares;

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We will incur significant increased costs as a result of the listing of our securities for trading on Nasdaq. By becoming a public company in the U.S., our management will be required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements;

•	We may be subject to securities litigation, which is expensive and could divert management attention;

•	We have never paid cash dividends on our Common Stock, and we do not anticipate paying any cash dividends in the foreseeable future;

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We are an “emerging growth company,” and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make the Common Stock less attractive to investors;

•	Anti-takeover provisions could make a third party acquisition of us difficult; and/or

•	If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and related notes appearing at the end of this prospectus. In this prospectus, “we,” “us,” “our,” the “Company” and “HeartSciences” refer to Heart Test Laboratories, Inc. Unless the context otherwise expressly dictates or as otherwise set forth in this prospectus, all references to share and per share amounts referred to herein reflect the reverse stock split, the conversion of the Maximum Percentage of the Bridge Notes by each holder and the conversion of all of the $1.5M Notes.

Company Overview

We are a medical technology company focused on applying innovative AI-based technology to an ECG (also known as an EKG) to expand and improve an ECG’s clinical usefulness. Our objective is to make an ECG a far more valuable cardiac screening tool, particularly in frontline or point-of-care clinical settings. HeartSciences’ first product candidate, the MyoVista wavECG, or MyoVista, is a resting 12-lead ECG which provides diagnostic information related to cardiac dysfunction which has traditionally only been available through the use of cardiac imaging. The MyoVista also provides conventional ECG information in the same test. Our business model, which involves the use of the MyoVista device and consumables for each test, is “razor-razorblade” as the electrodes used with the MyoVista are proprietary to HeartSciences, and new electrodes are required for every test performed.

There is currently no low-cost, front-line, medical device that is effective at screening for heart disease. As a result, frontline physicians face a significant challenge in determining if a patient has heart disease. In 2012, the United States Preventive Services Task Force, or USPSTF, conducted an evaluation of conventional ECG testing and stated: “There is no good evidence that an ECG helps physicians predict heart risks in people with no symptoms any better than traditional considerations such as current or former smoking, blood pressure and cholesterol levels.” We believe the MyoVista will benefit patients, healthcare providers, healthcare payors and the like by providing improved frontline testing and referral processes for cardiac dysfunction caused by heart disease in patients of all ages or age-related cardiac dysfunction in elderly patients.

ECG devices record the electrical signals of a patient’s heart. There are three basic categories of heart disease: electrical (such as an arrhythmia), structural (such as valvular disease) and ischemic (such as coronary artery disease, or CAD). Conventional resting ECGs have limited sensitivity in detecting structural and ischemic disease and are typically used for diagnosing cardiac rhythm abnormalities, such as atrial fibrillation, also known as Afib, or acute coronary syndrome, such as a myocardial infarction, which is also known as a heart attack. However, traditional ECGs have a limited role in identifying cardiac dysfunction associated with structural and ischemic disease.

AI and machine learning provide the ability to create much more complex algorithms using much larger data sets which we believe can be applied to the electrical signals of a patient’s heart and to expand the capability of an ECG to be able to detect cardiac dysfunction. The MyoVista is a full function conventional resting 12-lead ECG device that also incorporates our proprietary, AI-based algorithm that detects cardiac dysfunction caused by heart disease and/or age-related cardiac dysfunction.

The editorial comment associated with the study titled “Prediction of Abnormal Myocardial Relaxation from Signal Processed Surface ECG” presented below discusses recent applications of machine learning to data derived from surface 12-lead ECGs in relation to cardiac dysfunction:

“These are some of the most significant advances in electrocardiography since its inception, which has historically had a limited, if any, role in the evaluation of cardiac dysfunction. In the past, our cardiovascular community was resigned to the fact that surface ECGs are poor indicators for cardiac dysfunction.”

Khurram Nasir, MD, MPH, MSC, Department of Cardiology, Houston Methodist DeBakey Heart & Vascular Center, Houston, Texas, et. al., Journal of American College of Cardiology Editorial Comment Volume 76 Number 8 2020.

Almost all forms of heart disease affect heart muscle, or cardiac, function including the early stages of heart disease prior to symptoms. Impaired cardiac function is first observed as impaired cardiac relaxation which is an early indicator of diastolic dysfunction and continues to increase in severity as heart disease progresses. The diastolic phase of the cardiac cycle occurs when the heart muscle relaxes (following contraction). Diastolic dysfunction may also be related to age-related cardiac dysfunction.

Patients that are diagnosed with cardiac dysfunction are typically evaluated by a cardiologist to determine the severity of their condition, its cause(s) and recommended treatment. Additional testing upon referral is often performed through an imaging diagnostic test called an echocardiogram, or echo, which is similar to an ultrasound. Further cardiac testing may also be required. Cardiology-based testing generally involves expensive imaging equipment, is performed by a specialist and involves expert interpretation.

The significant challenge in frontline healthcare environments, such as primary care, is the lack of a readily available test to screen for heart disease or related cardiac dysfunction caused by heart disease. As a result, cardiology referral decisions are often based on a patient’s risk factors and/or a conventional ECG test. Accordingly, many patients with heart disease are left undetected while many other patients that are referred for subsequent testing receive a negative test, finding no heart disease, leading physicians and healthcare practitioners to conclude that no treatment or intervention is required. We believe that adding the capability to detect cardiac dysfunction to a standard 12-lead resting ECG will be valuable for patients, physicians, health systems and third-party payors.

The ECG is a ubiquitous, relatively low-cost, simple and quick test; it is portable and can be performed in a wide range of clinical settings by a non-specialist clinician or clinical aide. For patients, early intervention often creates the best chance of a successful outcome by addressing a problem before symptoms develop. Preventative care can help patients avoid the long-term health implications and costs of acute care associated with heart attacks, heart failure and chronic disease.

New Class II devices or existing devices with new capabilities require De Novo premarket review. The MyoVista along with its proprietary software and hardware is classified as a Class II medical device by the FDA. Premarket review and clearance by the FDA for these devices is generally accomplished through the 510(k) premarket notification process or De Novo classification request, or petition process. The Company previously submitted a De Novo classification request in late 2019 that included clinical performance data. Based on feedback we received from our 2019 De Novo submission and further communications with the FDA during 2020, we concluded that we would need to undertake a new validation clinical study at institutions independent of those involved in collecting patient data used in the algorithm development process. The study protocol of this new validation clinical study was submitted to the FDA for review and, in May 2021, the FDA agreed that the study design should be acceptable and would be expected to provide statistical information on which the FDA can effectively evaluate the performance results of the MyoVista. The new validation study is currently underway and, once it is completed, we expect to incorporate the data we receive into a new De Novo submission. Additionally, EMC testing is required for all FDA electronic medical devices to ensure that electrical noise does not interfere with producing accurate results. The FDA also required additional testing related to electromagnetic compatibility due to testing guideline changes. Additional EMC testing is expected to be complete for the next FDA submission and we will include the results of such testing in the new De Novo submission mentioned above. The FDA’s De Novo classification authorization process generally takes from five to twelve months from the date the application is submitted but can take significantly longer. We expect to submit this new De Novo request later this year.

For additional information regarding the FDA regulatory process, see “Business—Government Regulation.”

Heart Disease Facts and Current ECG Testing Limitations

Heart disease refers to a variety of conditions that affect the heart—including heart rhythm problems, heart valve problems, genetic defects and blood-vessel diseases such as coronary artery disease. It is often referred to as the “silent killer” and, according to the American Heart Association, one in three patients are not properly diagnosed until after a heart attack occurs and 50% of men and 64% of women who died suddenly of coronary heart disease had no previous symptoms. Statistics published by the U.S. Centers for Disease Control and Prevention, or CDC, show that in the United States heart disease is the leading cause of death for men, women, and people of most racial and ethnic groups. According to the CDC, one person dies from cardiovascular disease every 36 seconds and heart disease accounts for approximately one in four deaths. In 2018, 30.3 million U.S. adults were diagnosed with heart disease including 18.2 million adults with CAD. Approximately 605,000 patients in the U.S. have a heart attack each year with approximately 20% of deaths from CAD occurring in adults less than 65 years old. The scale of the problem is similar worldwide. In 2020, the World Health Organization confirmed that heart disease has remained the leading cause of death at the global level for the last 20 years. Ischemic heart disease now represents 16% of global deaths and an estimated 17.9 million people died from cardiovascular diseases in 2019, representing 32% of all global deaths.

As heart disease progresses to more acute stages, the cost to treat patients increases significantly. Cardiovascular disease is the leading cost to the healthcare system and is estimated to be responsible for one in every six healthcare dollars spent in the United States. Heart disease costs in the United States were approximately $363 billion in each of 2016 and 2017, including the cost of health care services, medicines, and lost productivity due to death. Governments, healthcare providers and payors are motivated to shift the diagnosis and management of these conditions to earlier stages where better patient outcomes can be delivered at lower costs.

There is currently no low-cost, front-line, medical device that is effective for screening for heart disease. As a result, frontline physicians face a significant challenge in determining if a patient has heart disease. The conventional ECG is thought of by many to be the front-line tool in cardiac testing, but it has poor sensitivity in detecting CAD or structural heart disease.

Overuse of Expensive Cardiology-Based Diagnostic Testing

The absence of effective front-line or primary-care-based testing has resulted in the over-use of costly cardiology-based diagnostic tests. Noninvasive cardiac tests are significant contributors to healthcare costs, accounting for greater than 40% of Medicare Part B spending on medical imaging, or over $17 billion annually according to the U.S. Centers for Medicare & Medicaid Services, or CMS. There are a variety of effective, though expensive, diagnostic tests for patients used to detect heart disease. These are typically performed in a specialist cardiology or hospital setting and include:

•	Stress ECG testing, a non-invasive diagnostic test with a cost of approximately $200 with, according to the American College of Cardiology, or ACC, a sensitivity of 68% in the detection of CAD.

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Echocardiogram, a non-invasive diagnostic imaging test, similar to an ultrasound, that is effective in the detection of heart disease; however, the Medicare cost of an echo in a hospital is approximately $600 and can be as much as $3,000 if performed privately.

•	Cardiac imaging tests, such as nuclear stress tests and coronary CT angiograms, or CCTA, alternatively can be conducted noninvasively, but typically cost $1,000 or more.

•	Coronary angiogram, an invasive test in which dye that is visible by X-ray is injected into the blood vessels of the heart. A coronary angiogram can cost in excess of $5,000.

For additional information see “Business—Heart Disease Facts and Current ECG Testing Limitations.”

Diastolic Dysfunction, an Early Indicator of Heart Disease

The symptoms and causes of cardiac dysfunction have been researched for many years. The causes of cardiac dysfunction during the contraction (systolic) phase, also called left ventricular reduced ejection fraction, have been well understood for many years. However, according to the American Heart Association Statistics Committee report in 2013, approximately 50% of patients with heart failure symptoms have ejection fraction measures that are not markedly abnormal. In addition, multiple articles published by the NIH state that approximately 50% of HF cases are due to severe diastolic dysfunction, also called heart failure with preserved ejection fraction or HFpEF. As a result, understanding the causes and progression of diastolic dysfunction has become a key area of scientific and clinical interest. This research has led to the understanding that almost all patients with systolic dysfunction also have diastolic dysfunction and almost all types of heart disease including CAD, valvular disease, cardiomyopathy, hypertension, congenital heart disease, and pericardial disease induce diastolic dysfunction.

According to an article by Dr. Dalane W. Kitzman, MD and Dr. William C. Little, MD published in the February 14, 2012 issue of the Journal of the American Heart Association, diastolic dysfunction is not only an indicator of systolic dysfunction, it is a sensitive indicator of cardiovascular dysfunction. According to this research, since left ventricular diastolic function is impaired by all of the common pathological processes that affect LV function or produce LV hypertrophy or fibrosis, including hypertension, diabetes, ischemia, myocarditis, toxins, and infiltrative cardiomyopathies, LV diastolic dysfunction, or LVDD, begins early in the heart disease process and continues to increase in severity as heart disease progresses. LVDD is now recognized as one of the earliest signs of heart disease and typical onset occurs when a patient is still asymptomatic. We believe that the early detection of diastolic dysfunction can be a valuable marker for almost all forms of heart disease and age-related cardiac abnormalities that may otherwise be missed by current conventional ECG devices.

For additional information see “Business—Diastolic Dysfunction, an Early Indicator of Heart Disease.”

Product and Technology

The MyoVista device has been developed in response to the recent understanding that most forms of heart disease are associated with left ventricular, or LV, relaxation abnormalities and diastolic dysfunction. MyoVista is a 12-lead resting ECG device that features a proprietary algorithm developed to detect cardiac dysfunction in the diastolic phase, specifically slower than normal left ventricular relaxation rates as defined by the American Society of Echocardiology Guidelines.

The MyoVista also includes the capabilities of a full-featured conventional 12-lead resting ECG including analysis using the Glasgow Algorithm, also known as the Glasgow ECG Interpretation Algorithm. Developed by the University of Glasgow in the UK, the 12-lead ECG Analysis Algorithm has been relied upon for more than 35 years and is a widely respected resting ECG interpretive algorithms. The Glasgow Algorithm was developed and has been continuously improved over the years by a team of world-renowned ECG researchers. The Glasgow Algorithm is licensed to the Company pursuant to the Glasgow License Agreement. For additional information regarding the Glasgow Algorithm and our license, see “—Intellectual Property—Glasgow License Agreement.”

In the MyoVista, the conventional ECG (including the Glasgow Algorithm) and our proprietary algorithm for detection of diastolic abnormalities are combined as a single test with results presented separately. The MyoVista has a high-resolution touchscreen display and incorporates many easy and intuitive to use features commonly associated with a tablet device. For additional information see “Business—Product and Technology.”

MyoVista device with 1 lead view of signal processed waveform

Market Opportunity

Diagnostic Gap

The significant diagnostic gap in heart disease is early identification. Heart disease often remains asymptomatic for many years as disease progresses until it reaches an acute stage, at which point many patients have a heart attack or die without prior diagnosis of disease. For this reason, heart disease is often referred to as the “silent killer.” In 2012, the United States Preventative Services Task Force stated that there is no good evidence that an ECG helps physicians predict heart risks in people with no symptoms any better than traditional considerations such as smoking, blood pressure and cholesterol levels, acknowledging the diagnostic gap that currently exists.

According to the CDC, cardiovascular disease remains the biggest cost for the US healthcare system at approximately $216 billion per year. The cost of treating acute cardiac events and heart failure is especially high in comparison to preventative treatment. Governments, healthcare providers and third-party payors are focused on shifting the diagnosis and management of heart disease to earlier stages where better patient outcomes can be delivered at lower cost; however, to make substantial progress the existing diagnostic gap needs to be closed.

We believe that this scale of cardiac disease as well as changing demographics, growing ECG market, impetus to identify risks earlier for more effective low-cost testing, along with the increasing number and type of health care settings creates a significant opportunity for a device such as the MyoVista.

Changing Demographics

Heart disease is most commonly found in individuals age 65 and older with incidences of heart disease increasing at 65 years for men and 71.8 years for women. According to the Organization for Economic Co-operation and Development, advances in the field of medicine have led to an increase in life expectancy which, as of 2019, was estimated to average 78.9 years for a person in the U.S., up from 75.4 years in 1990. As life expectancy increases, the average age of the population is expected to increase. According to the HHS, the population age 65 and older increased from 38.8 million in 2008 to 52.4 million in 2018 (a 35% increase) and is projected to reach 94.7 million in 2060. By 2030, more than 20 percent of U.S. residents are projected to be age 65 and over. Since heart disease is most commonly found in individuals age 65 years and older, and that population pool is increasing, we believe there is a significant opportunity for a device such as MyoVista.

Growing ECG Market

The demand for electrocardiograph devices and related supplies known as electrodes is on the rise worldwide. Despite the limitations of the conventional ECG and healthcare guidance around the world that recommends against its use for screening, in the absence of a better alternative, the ECG remains a ubiquitous and widely-used test throughout healthcare including non-cardiology settings. It is estimated that 1.5 million to 3 million ECGs are performed worldwide every day, making it one of the most commonly used cardiovascular diagnostic tests in healthcare and a fundamental tool in clinical practice. It is estimated that more than 100 million ECGs are performed each year in the United States. The 2018 National Ambulatory Medical Care Survey indicated that office-based patient care physicians, excluding anesthesiologists and federal facilities such as VA clinics, ordered or provided 27 million ECG tests and four million stress ECGs during office visits and the 2017 National Hospital Ambulatory Medical Care Survey showed that during ambulatory care visits to hospital emergency departments, an additional 28 million ECG tests were ordered or performed by hospital emergency departments.

Impetus to Identify Risks Earlier for More Effective Low-Cost Testing

A key goal of the HHS is reducing healthcare costs. This places pressure on physicians and healthcare institutions to contain healthcare costs. Additionally, one of the key objectives of HHS’s Healthy People 2030, is to increase preventive care for people of all ages. We believe that efforts towards preventive care and maintenance will lead to more testing for high-risk individuals and patients that have existing cardiac conditions. This trend, we believe, in tandem with the push to shorten hospital stays, has created an impetus to identify pre-symptomatic patients at risk more effectively at the front-line physician or clinic level and to treat recovering cardiac patients through outpatient care and rehabilitation.

It is our belief that the MyoVista is positioned to respond to the global need for more effective, low-cost ECG testing alternative for heart disease.

Changing Nature of Healthcare Providers

The delivery of healthcare in the U.S. is evolving. Alternative treatment sites, such as retail clinics, concierge medicine, urgent care clinics and ambulatory surgical centers, deliver care from qualified providers in settings outside of emergency departments, hospitals or traditional physician offices. We expect this trend to accelerate the drive to provide more effective preventative care and represents a significant opportunity for the introduction of MyoVista as a new medical device that offers an enhanced ability to screen for heart disease.

Capitation Provides an Incentive to Identify Medicare Advantage Patients

Healthcare providers are paid either through fee-for-service or capitation. Fee-for-service is a payment model where services are unbundled and paid for separately. In health care, the fee-for-service payment model incentivizes physicians to provide more treatments because payment is dependent on the quantity, rather than quality of care. Capitation is a payment arrangement that pays a physician or group of physicians a set amount for each enrolled person assigned to them, per period of time, whether or not that person seeks care. Under capitation, the amount of remuneration is based on the average expected healthcare utilization of that patient, with greater payment for patients with significant history of medical problems.

Approximately 42% (approximately 26 million people) of those covered by Medicare according to CMS are enrolled in a Medicare Advantage plan. With respect to these patients, CMS pays capitation to healthcare providers. CMS uses risk adjustment to adjust capitation payments to health plans, either higher or lower, to account for the differences in the health costs of individuals with ailments such as heart failure, CAD, angina and valvular heart disease. Accordingly, under CMS guidelines, risk factor adjustments per patient will provide payment that is higher for sicker patients who have conditions where diagnosis codes are documented in the medical record as a result of a face-to-face visit. Therefore, there is a financial incentive to identify those Medicare Advantage patients that are sicker, including those that have undiagnosed ailments such as heart disease. We believe that undiagnosed heart disease represents a significant problem, and we believe insurance plans that have a high number of Medicare Advantage patients could be a target market for MyoVista.

Market Strategy

General

Our objective is to make the MyoVista wavECG a standard-of-care, as an affordable and valuable medical test. Our business model, which involves the capital sale of the MyoVista device and the use of proprietary supplies (electrodes) for each test, is “razor-razorblade.” The electrode connection system is patented, and the electrodes are superior quality to facilitate high quality, stable ECG signal capture. This is important, as the MyoVista also analyzes frequency data along with conventional ECG information. The proprietary electrodes would provide recurring per-test revenue for each MyoVista device sold. Unlike many new healthcare products, we do not expect to rely on high charges because of our recurring revenue business model

Territories

Our initial sales focus will primarily be within the U.S. We intend to market the MyoVista in the U.S. using a direct sales force following FDA clearance. Outside of the U.S., for markets such as Europe and Latin America, we will utilize medical device distributors that have existing healthcare provider relationships and experience selling ECG devices, that will be supported by a small number of local field personnel.

Potential Markets

We believe that there is a large variety of potential markets for the MyoVista. Conventional ECGs are used throughout healthcare in almost every clinical setting including clinics, doctor’s offices, urgent care centers, and hospitals. In many of those settings, the additional information on cardiac dysfunction provided by the MyoVista in addition to the conventional ECG information it provides could be extremely valuable.

The MyoVista’s range of applications and potential uses are vast, including:

•	Primary care—providing front-line cardiac testing/referral tool, heart disease screening.

•	Retail Healthcare—such as CVS, Walmart and Walgreens.

•	Emergency Departments—providing enhanced ECG testing for emergency room patients.

•	Cardiologists—providing prescreening cardiology patients

•	Hospitals—providing in-patient testing or testing prior to discharge, particularly cardiac wards.

•	Surgery—providing pre-anesthesia testing, pre/post intervention

•	Life Insurance testing—providing ECGs are sometimes required in connection with the issuance of life insurance policies.

•	Specialty Environments—such as cardiomyopathy, cardiac oncology, drug trials, heart failure, and diabetes.

•	Athlete testing—providing cardiac screening programs for athletes.

Early Target Markets

Initially, our focus markets will be: cardiology; primary care providers that serve upper to middle income regions including concierge medicine providers; retail clinics; and insurers with high levels of Medicare Advantage patients.

Competitive Advantages

The MyoVista provides several competitive advantages compared to traditional ECG devices.

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Price comparability. A major brand, full-feature, resting 12-lead ECG typically costs between $5,000 and $10,000 and we anticipate pricing our device competitively by setting the price for the MyoVista at, or lower than, a good-quality conventional ECG from a mainstream manufacturer. We believe that competitive pricing will help us to increase adoption of the MyoVista.

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Familiarity of use and protocol. The conventional ECG is the most common cardiac test and is used in almost all areas of healthcare and is often performed by a physician assistant or a nurse, rather than a physician. The MyoVista provides both conventional ECG information and proprietary cardiac dysfunction information in a single test, using standard 12-lead ECG testing protocols with standard lead placement. This makes the MyoVista easy to use and, consequently, easy to train people to use.

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Positioned at the forefront of electrocardiography. There have been very few significant changes in the efficacy of electrocardiography testing for many decades. We believe that positioning the MyoVista at the forefront of science will attract healthcare providers.

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Health system savings. We believe that the MyoVista has the opportunity to generate significant cost savings to healthcare systems by improving earlier diagnosis and reducing unnecessary referrals to cardiology that lead to unnecessary testing.

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Physician Profitability. We believe that the MyoVista will offer primary care physicians a significant advance in their ability to assess patient heart health. Several primary care physicians have informed us that they would expect to be able to charge additional out-of-pocket patient fees of $25 to $100 for the additional diagnostic information provided by a MyoVista test until reimbursement for this portion of MyoVista testing is available. Even based on low usage and competitive pricing, the payback on the capital cost of the MyoVista (approximately $5,000) would be realized quickly. We also expect lease or debt financing to be available (through third parties) which would permit the doctor to avoid the need for an upfront capital cost to acquire the device. In high use environments such as a cardiac screening clinic, hospital or family practice office, we expect the financial returns to be significant especially as available reimbursement increases. We intend to develop financial models demonstrating the potential profitability and establish reference sites that are using the MyoVista.

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Razor-Razorblade Business Model. Sales of the MyoVista will be accompanied by our proprietary electrodes, which are recurring consumable supplies and therefore generate revenue from every test. Beyond the revenue from the MyoVista unit sale itself, revenue will also be earned every time the MyoVista device is used for a patient test. The MyoVista is extremely sensitive and requires the use of our proprietary electrodes to ensure clinical efficacy. To aid in accomplishing clinical efficiency, we will sell proprietary electrodes incorporating a patented security system unique to us. These electrodes are a onetime use item thereby providing revenue for each test. We believe that the sale of our proprietary electrodes could also provide us with the ability to maximize revenue and profitability through pricing structures focused on adoption strategies rather than price maximization.

For additional information see “Business—Market Opportunity—Competitive Advantages.”

Reimbursement

In addition to penetrating the health care settings described above, a key element of our strategy is to qualify for third-party payor reimbursement. This strategy has two stages. During the first stage, we intend to seek the support of the American College of Cardiology, or ACC, to use existing Current Procedural Terminology, or CPT, codes for the standard ECG functionality of MyoVista. CPT codes are numbers assigned to each task or service provided by a healthcare provider including medical, surgical and diagnostic services. Insurers use the numbers to determine the amount to pay a provider. Once approved by ACC, this will provide physicians with the ability to use existing 12-lead ECG reimbursement codes. Reimbursement for existing ECG testing procedures with interpretation and report ranges from approximately $17 to $55 depending on the type of healthcare facility. These charges will go directly to the healthcare facility/physician.

After this initial stage, our longer-term reimbursement strategy is to obtain additional reimbursement for the MyoVista capabilities related to detecting cardiac dysfunction. If we are successful, this would provide total potential reimbursement that is larger than reimbursement for conventional ECG devices, thus placing the MyoVista at a competitive advantage as compared to conventional ECG devices. Any additional CPTs that are issued and recognized by payors for the MyoVista related to our longer-term reimbursement strategy will provide a revenue advantage as compared to CPTs for conventional ECG devices.

Competition

The medical device industry is characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. There are many medical device companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to the MyoVista. Competitors could include traditional ECG manufacturers such as General Electric Company, or GE, Koninklijke Philips N.V., or Philips, and Nihon Kohden Corporation that may seek to innovate due to competition from HeartSciences, and new competitors that also see the opportunity to finally innovate in a market that has significant need for improved products and technology change.

Intellectual Property

Our technology is protected by a patent portfolio as well as trade secrets, which together comprise an important part of technology protection for our existing and future proprietary algorithms (rather than, especially when developing proprietary algorithms). We believe that the combination of patents and trade secrets create valuable competitive barriers for HeartSciences.

The USPTO has issued five utility patents and one design patent to us and we have two utility patent applications under the USPTO’s review. We also have seven utility patents and fourteen design registrations granted by international jurisdictions such as China, Japan, the European Union, France, Germany and Australia as well as several pending patent applications in several international jurisdictions including Brazil, Canada, India, Israel, Mexico and the United Emirates.

In addition, we have entered into two agreements that are material to our rights to the intellectual property utilized in the MyoVista:

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In January 2014, we entered into an invention assignment agreement, which we refer to as the 2013 Technology Agreement, under which certain specified MyoVista technology and proprietary and intellectual property rights thereto (including patents, copyright, trademarks, trade secrets and know-how) were transferred and assigned to us by the inventor; and

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In December 2015, we entered into a licensing agreement, which we refer to as the, Glasgow Licensing Agreement, with The University Court of the University of Glasgow, under which we obtained a non-exclusive, worldwide perpetual license, renewing every five years, to software modules for an

Android platform for analysis of resting 12-lead electrocardiograms and all intellectual property rights (including patents, copyright, trademarks, trade secrets and know-how) relating to the software modules to be used in the MyoVista.

For additional information, including a listing of the patents and trademarks that have been registered with the USPTO, see “Business—Intellectual Property.”

Research and Development

The Company’s R&D staff designs the hardware, software and AI-based algorithms. Hardware development assistance is provided by outside consulting firms. The Company internally develops the signal processing software elements along with outside assistance. The user interface elements of the software are designed by the Company along with the assistance of outside consultants. The data science work necessary to build the AI-based algorithms is performed both internally and externally using outside consultants. Incorporation of all software elements into the MyoVista hardware is performed internally. We currently employ five full-time R&D staff.

Recent Developments

2021 Bridge Financing

Beginning in October 2021, we initiated a private placement with accredited investors of Bridge Notes and Bridge Warrants, which we refer to as our 2021 Bridge Financing. We had an initial closing of $712,222 in principal amount of the Bridge Notes and Bridge Warrants to purchase a total of [            ] shares of the Common Stock. At the time of this initial closing, we informed the investors that we were negotiating terms of a possible investment by a lead investor and that in the event the terms of the Bridge Notes and Bridge Warrants changed, these initial investors would be given the opportunity to exchange their initial Bridge Notes and Bridge Warrants for Bridge Notes and Bridge Warrants on the same terms as those received by the lead investor.

In December 2021, we entered into a Securities Purchase Agreement, which we refer to as the Securities Purchase Agreement, with the lead investor and additional accredited investors, or the Purchasers, pursuant to which we issued and sold (i) Bridge Notes in an aggregate principal amount of $2.22 million, referred to herein as the Bridge Notes, and (ii) warrants to purchase [            ] million shares of Common Stock or, the Bridge Warrants, and together with the Bridge Notes, the Bridge Securities, in the 2021 Bridge Financing. Subsequent to December 2021 and through February 25, 2022, we sold an aggregate total principal of $1.04 million of Bridge Notes and Bridge Warrants to purchase [            ] million shares of Common Stock. Through February 25, 2022, the Company received net proceeds (after the OID) of $3.58 million in connection with the 2021 Bridge Financing. The 2021 Bridge Financing concluded on February 28, 2022.

Each Bridge Note was issued with 10% original issue discount and is convertible into a number of shares of Common Stock equal to the principal amount of the Bridge Note divided by an initial conversion price of the lower of (i) $[            ] per share or (ii) a 30% discount to the original issue price in a qualified offering (as defined below), which is referred to as the Conversion Price. For two years after the issuance date of the Bridge Notes, the Conversion Price of the Bridge Notes is subject to adjustment for certain events such as stock dividends and splits and issuances of shares of Common Stock or securities convertible into or exercisable for shares of Common Stock at a price less than the Conversion Price in which event the Conversion Price will be subject to a full ratchet downward to the price at which such newly-issued shares of Common Stock or securities convertible into or exercisable for shares of Common Stock were issued.

The Bridge Notes bear interest at 8% per annum payable, have a maturity date of December 22, 2024 and are secured by a subordinated security interest in substantially all of the assets, including patents and other intellectual property, of the Company. From and after the one-year anniversary of the issuance of the Bridge

Notes, the Company may prepay the principal of the Bridge Notes and all accrued and unpaid interest thereon at a price of 115% of the principal amount to be prepaid (plus accrued and unpaid interest). In addition, upon the occurrence of an event of default or a change of control of the Company (as defined in the Bridge Notes), the holders of the Bridge Notes may redeem their Bridge Notes in an amount equal to 125% of the principal amount (plus accrued and unpaid interest).

The Bridge Notes are expected to convert into shares of Common Stock at the Conversion Price automatically upon the consummation of this offering, which we anticipate will satisfy the definition of a qualified offering set forth in the Bridge Notes. A qualified offering is defined as a public offering in the U.S. pursuant to a registration statement declared effective by the SEC, pursuant to which the Common Stock is listed for trading on a securities exchange, such as the Nasdaq, with (i) minimum gross proceeds of $6.0 million, and (ii) minimum net proceeds of $5.0 million after deducting all fees and expenses in connection with such offering. With respect to the conversion of the Bridge Notes, in the event any Purchaser, together with its affiliates and any other person acting as a group as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, whom we refer to as the Attribution Parties, would beneficially own in excess of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to, the conversion of all or any portion of the Bridge Notes, or the Maximum Percentage, shall receive Pre-Funded Warrants in lieu of shares of Common Stock. Any such Purchaser may adjust the Maximum Percentage at any time, upon 61 days’ notice, provided that the Maximum Percentage may not be adjusted above 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion of all or any portion of the Bridge Notes. The exercise of the Pre-Funded Warrants is also subject to the Maximum Percentage, except that any exercise of the Pre-Funded Warrants resulting in a number of shares in excess of the Maximum Percentage shall be deemed null and void and shall be cancelled ab initio. A description of the Pre-Funded Warrants is set forth in “Description of Capital Stock—Warrants.”

In connection with the 2021 Bridge Financing, we also issued warrants to purchase [            ] million shares of Common Stock, which we refer to as the Bridge Warrants. The Bridge Warrants expire in five years from the date of issuance, beginning on December 22, 2026, and have an initial Exercise Price of $[            ] per share, subject to certain adjustments. No holder of a Bridge Warrant may exercise any portion of a Bridge Warrant if after giving effect to such exercise such holder (together with its Attribution Parties) would beneficially own in excess of the Maximum Percentage of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock but not including shares of Common Stock issuable upon exercise of such holder’s Bridge Warrants or Pre-Funded Warrants. This limitation may be waived by a holder, at its election, upon not less than 61 days’ prior notice to the Company, to change the limitation to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of such holder’s warrant. Any exercise of the Bridge Warrants resulting in a number of shares in excess of 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the exercise shall be deemed null and void and shall be cancelled ab initio.

The exercise price of the Bridge Warrants is subject to adjustment for certain events such as stock dividends and splits and, if and whenever on or prior to the later of (i) the second anniversary of December 22, 2021 or (ii) the 18-month anniversary of the effective date of this offering, there are issuances of shares of Common Stock or securities convertible into or exercisable for shares of Common Stock at a price less than the exercise price of the Bridge Warrants, in which event the Exercise Price will be reduced to the price at which such newly issued shares of Common Stock or securities convertible into or exercisable for shares of Common Stock were issued. In addition, if the per share price in this offering is less than 125% of the Exercise Price, then the Exercise Price would be decreased to the issuance price of the shares of Common Stock sold in this offering. Upon a decrease in the Exercise Price, the number of shares of Common Stock to be received shall be adjusted such that the total consideration to be received by the Company upon exercise in full of the Bridge Warrants would equal 150% of the principal amount of the Bridge Note purchased by such holder in the 2021 Bridge Financing.

In connection with the 2021 Bridge Financing, we also entered into a registration rights agreement, or the Registration Rights Agreement, with the Purchasers pursuant to which we agreed to file a resale registration statement no later than 90 days after the date of this prospectus with respect to the shares of Common Stock issuable upon conversion of the Bridge Notes, exercise of the Bridge Warrants or resulting from anti-dilution provisions in the Bridge Notes, the Bridge Warrants and the Pre-Funded Warrants (if any) or any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event. In the event that the registration statement relating to the resale of the Registrable Securities is not declared effective by the SEC on or prior to 150 days after the date of this Prospectus, we are required to pay to each holder of Registrable Securities an amount in cash equal to two percent of the principal amount of such holder’s Bridge Notes. For additional information with respect to the Registration Rights Agreement, see “Description of Capital Stock—Registration Rights.”

Implications of Being an “Emerging Growth Company” and a “Smaller Reporting Company”

We qualify as an “emerging growth company” under the Jumpstart our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we may take advantage of relief from certain reporting requirements and other burdens generally applicable to public companies. In particular, as an emerging growth company we:

•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•

are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•

are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations, or MD&A; and

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act. Please see “Risk Factors—We are an ‘emerging growth company.”

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Further, under current SEC rules we will continue to qualify as a

“smaller reporting company” for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $250 million as of the last business day of our most recently completed second fiscal quarter.

Certain of the reduced reporting requirements and exemptions available to us as an “emerging growth company” are also available to us due to the fact that we also qualify as a “smaller reporting company” under the Securities and Exchange Commission, or the SEC rules, which means that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies and, we may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million as of the last business day of the second fiscal quarter or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million as of the last business day of the second fiscal quarter. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Corporate Information

We are a Texas corporation based in Southlake, Texas and were incorporated in Texas in August 2007. Our principal executive offices are located at 550 Reserve Street, Suite 360, Southlake TX 76092. Our telephone number is 682-237-7781. We are doing business under an assumed name, HeartSciences. Our website address is www.heartsciences.com. The information contained on, or that can be accessed through, our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Common Stock currently issued and outstanding	[ ] shares

Common Stock offered by us	[ ] shares

Common Stock to be outstanding after this offering	[ ]shares or [ ] shares if the underwriters exercise in full the over-allotment option to purchase additional shares of Common Stock, subject to the assumptions set forth below.

Over-allotment option	We have granted the underwriters an option for a period of up to 30 days to purchase, at the public offering price, up to [ ] shares of additional Common Stock, less underwriting discounts and commissions, to cover over-allotments, if any.

Representative’s Warrants	We will issue to The Benchmark Company LLC, the representative of the underwriters, or its permitted designees, warrants to purchase up to [ ] shares of Common Stock (or [ ] shares of Common Stock if the underwriters exercise their over-allotment option in full). The representative’s warrants will have an exercise price of 100% of the per share public offering price, will be exercisable on the date of issuance and will expire five years from the effective date of the registration statement of which this prospectus forms a part.

Use of proceeds	We expect to receive net proceeds from this offering of approximately $[ ], after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $[ ] if the underwriter exercises the over-allotment option in full.

We intend the net proceeds from this offering to repay the $1M Loan and Security Agreement and the remainder, if any, for working capital and general corporate purposes, which may include the hiring of additional personnel, capital expenditures and the costs of operating as a public company. The $1M Loan and Security Agreement, as amended, matures on September 30, 2022. At January 31, 2022, the principal balance outstanding under the $1M Loan and Security Agreement was $[ ] and the interest rate was 12% per annum.

Risk factors	Investing in our securities involves a high degree of risk. You should read the “Risk Factors” section starting on page [20] of this prospectus for a discussion of factors to consider carefully before deciding to invest in our Common Stock.

Proposed Listing:	We intend to apply to list our Common Stock to be issued in this offering on the Nasdaq Capital Market under the symbol “[ ].”

The number of shares of Common Stock to be outstanding immediately after this offering as shown above assumes that all of the shares of Common Stock offered hereby are sold, and is based on [ ] shares of Common Stock outstanding as of January 31, 2022, plus [ ] shares of Common Stock to be issued upon the conversion of up to the Maximum Percentage by each holder of the Bridge Notes, plus [ ] shares of Common Stock to be issued upon conversion of the $1.5M Notes.

This number of shares of the Common Stock excludes:

•

[            ] shares of Common Stock issuable upon conversion of Preferred Stock (including conversion of the shares of Series C Preferred Stock issuable upon conversion of the $130K Note). See “Description of Capital Stock—Preferred Stock” for additional information;

•	[ ] shares of Common Stock issuable upon the exercise of stock options issued to directors, employees and consultants of the Company, of which [ ] were vested as of such date;

•

[            ] shares of Common Stock to be issued upon exercise of the Investor Warrants, the $1M Lender Warrants, the $1.5M Lender Warrants, the Bridge Warrants, and the Pre-Funded Warrants. See “Description of Capital Stock—Warrants” for more information; and

•	[ ] shares of Common Stock to be issued upon exercise of the representative’s warrants.

This number of shares of Common Stock also excludes shares issuable pursuant to antidilution provisions set forth in the Bridge Warrants, $1M Lender Warrants and $1.5M Lender Warrants and the Series C Preferred Stock as well as shares of Common Stock issuable upon conversion of the Series A Preferred Stock or the Series B Preferred Stock, which are each dependent on the market price of our Common Stock at the time of conversion. For additional information, see “Description of Capital Stock—Antidilution Provisions.”

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of operations data for Fiscal 2021 and Fiscal 2020 from our audited financial statements included elsewhere in this prospectus. We have derived the following statements of operations data for the nine months ended January 31, 2022 and 2021, and the balance sheet data as of January 31, 2022, from our unaudited interim condensed financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and related notes included elsewhere in this prospectus. Share numbers are based on the number of shares outstanding prior to the reverse stock split.

	Nine Months Ended January 31,		Years Ended April 30,
	2022	2021	2021	2020
	(unaudited)
Revenue			$25,604	$64,182
Cost of sales			10,665	46,460

Gross margin			14,939	17,722

Operating expenses:
Research and development			1,708,447	2,040,227
Selling, general and administrative			874,620	1,795,679
(Gain) loss on disposal of property and equipment			(1,663)	10,016

Total operating expenses			2,581,404	3,845,922

Loss from operations			(2,566,465)	(3,828,200)

Other income (expense)
Interest expense			(132,454)	(2,811)
Gain on extinguishment of debt			250,200	—
Gain on settlement of payables			—	21,790
Other expense			(3,451)	(1,897)

Total other income			114,295	17,082

Net loss			$(2,452,170)	$(3,811,118)

Net loss per share, basic and diluted			$(0.02)	$(0.03)

Weighted average common shares outstanding, basic and diluted			109,356,748	109,355,498

	As of January 31, 2022 (unaudited)	As of April 30,
Balance Sheet Data:		2021	2020
Cash and cash equivalents		$723,481	$496,853
Working capital (1)		$392,048	$396,103
Total assets		$1,927,371	$1,955,856
Total notes payable		$2,880,200	$650,766
Total liabilities		$3,836,961	$1,640,305
Accumulated deficit		$(49,574,648)	$(47,122,478)
Total Stockholders’ (Deficit) Equity		$(1,909,590)	$315,551

(1)

We define working capital as current assets less current liabilities. See our audited financial statements and the related notes include elsewhere in this prospectus for further details regarding our assets and liabilities as of April 30, 2021 and 2020.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and related notes, before deciding whether to purchase our securities. If any of the following risks are realized, our business, operating results, financial condition and prospects could be materially and adversely affected. In that event, the price of our Common Stock could decline, and you could lose part or all of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

We are a development-stage medical device company with a limited operating history. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the medical device industry. To date, we have generated limited revenue from the sale of the MyoVista during its development stage. We have incurred losses in each year since our inception, including net losses of approximately $2.4 million and $3.8 million for Fiscal 2021 and Fiscal 2020, respectively, and approximately $[            ] million and $[            ] million for the nine months ended January 31, 2021 and January 31, 2022, respectively. As of January 31, 2022, we had an accumulated deficit of approximately $[            ] million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” for additional information.

Even if we obtain regulatory approval to market the MyoVista, our future revenue will depend upon the size of the market in which the device or any future product receives approval as well as our ability to achieve sufficient market acceptance, pricing, and reimbursement from third-party payors, which we may never achieve.

We also anticipate that our expenses will increase substantially if and as we:

•	continue research and development;

•	are granted regulatory and marketing approvals;

•	establish a sales, marketing, and distribution infrastructure;

•	seek to identify, assess, acquire, license, and/or develop subsequent generations of the MyoVista and any new products;

•	seek to maintain, protect, and expand our intellectual property portfolio;

•	seek to attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a public company as well as our device development and planned future commercialization efforts; and

•

experience any delays or encounter issues with respect to any of the above, including, but not limited to, failed studies, complex results, safety issues or other regulatory challenges that require longer follow-up of existing studies or additional supportive studies in order to pursue marketing approval.

We expect to continue to incur significant operating losses for the foreseeable future. As a result of the numerous risks and uncertainties associated with developing a medical device, we are unable to predict the extent of any future losses or whether we will ever achieve and maintain profitability. Further, the operating losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Other unanticipated costs may also arise.

Our financial condition is dependent on regulatory approval for, and the successful development, marketing and sale of, the MyoVista, which we have not received as of the date of this prospectus.

The MyoVista is our only current product candidate. As a result, the success of our business plan is entirely dependent on our ability to obtain regulatory approval and to subsequently develop, manufacture and commercialize the MyoVista. Our failure to do so would likely cause our business to fail. Successful commercialization of medical devices is a complex, lengthy, costly and uncertain process, dependent on the efforts of management, manufacturers, local operators, integrators, medical professionals, third-party payors, as well as general economic conditions, among other factors. For more information, see “—Risks Related to Our Business and Industry—Our future success depends on our ability to develop, receive regulatory clearance or approval for, and introduce the MyoVista to the market in a timely manner…” Any factor that adversely impacts the approval, development and commercialization of the MyoVista will have a negative impact on our business, financial condition and results of operations. We may face several challenges with respect to our commercialization efforts including, among others, that:

•	we may fail to obtain regulatory clearance or approvals or, even if regulatory approval is obtained, we may face adverse regulatory and/or legal actions.

•	we may not have adequate financial or other resources to properly commercialize the MyoVista or sell it in economically viable quantities;

•	we may not be able to manufacture in commercial quantities, at an adequate quality or at an acceptable cost;

•	we may not be able to establish adequate sales, marketing and distribution channels;

•	healthcare professionals and patients may not accept the MyoVista;

•	we may not be able to compete with existing solutions for cardiac screening;

•	technological breakthroughs in heart disease screening solutions may reduce the potential demand for the MyoVista;

•	third-party payors may not agree to reimburse patients for any or all of the charges related to testing the MyoVista, which may adversely affect physicians’ adoption and use of the device; and

•	we may face third-party claims of intellectual property infringement.

If we are unable to obtain regulatory approval and accomplish any one or more of the challenges listed above, our ability to effectively commercialize the MyoVista could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations. For additional information regarding risks related to our ability to successfully develop, market and sell the MyoVista, see “—Risks Related to Our Business and Industry—Our future success depends on our ability to develop, receive regulatory clearance or approval for, and introduce the MyoVista to the market in a timely manner. If we do not obtain and maintain the regulatory registrations and clearances for our device, we will be unable to market and sell the MyoVista in the United States, Europe or other regions” and “—Risks Related to Our Business and Industry—Our success will be dependent upon physician acceptance.”

Even if this offering is successful, we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our development efforts and other operations.

If we are unable to obtain funding on a timely basis, we may (i) need to significantly curtail, delay or discontinue our development and/or commercialization efforts, or (ii) be unable to continue operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations. Even if this offering is completed, we expect that we will require substantial additional capital to commercialize the MyoVista. In addition, our planned expenses and operations may change as a result of many factors that could be currently unknown to us and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors including:

•	the progress, results and costs of our ongoing and planned studies and, if applicable, clinical trials of the MyoVista as well as any future products and services;

•	the cost, timing and outcomes of regulatory review of current and any future products and services;

•

the scope, progress, results and costs of product development, testing, manufacturing, pre-clinical development and, if applicable, clinical trials for any other product that we may develop or otherwise obtain in the future;

•

the cost of our future activities, including establishing sales, marketing and distribution capabilities for the MyoVista, in any particular geography, where we receive marketing and/or regulatory approval;

•	the terms and timing of any collaborative, licensing, payment plan and/or other arrangements that we may establish;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and

•	the level of revenue, if any, received from commercial sales of the MyoVista if we receive marketing approval.

We could also be required to seek additional funds at an earlier stage than would otherwise be desirable and, as a result, we may be required to relinquish rights to some of our intellectual property, our device, or otherwise agree to terms unfavorable to us or our shareholders, any of which may have a material adverse effect on our business. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic objectives such as, acquiring IP, partnering with a vendor or other worthwhile business endeavors.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize the MyoVista and any future product. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all.

All of our assets are subject to security interests.

At January 31, 2022, we had a total of $[            ] million of indebtedness. For more information, see “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness.”

Our ability to service our indebtedness will depend upon, among other things, the receipt of regulatory approvals for the MyoVista and thereafter our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying the development and sales and marketing of the MyoVista, restructuring or refinancing our indebtedness or seeking additional debt or equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms or at all.

A breach of the terms and conditions of our indebtedness would likely result in an event of default. If an event of default occurs (after any applicable notice and cure periods), the lenders would be entitled to accelerate the repayment of amounts outstanding (including accrued and unpaid interest and fees). Upon such a default, the lenders could also foreclose against any collateral securing such obligations, which consists of all of our assets. In addition to the assets securing our indebtedness, our obligation to pay certain royalties to the inventor of certain specified MyoVista technology and proprietary and intellectual property rights thereto (including patents, copyright, trademarks, trade secrets and know-how) is secured by a first lien security interest. If we fail to pay those royalties, the inventor could foreclose on the technology. For more information, please see

“Business—Intellectual Property.” If any such foreclosure occurred, we would likely not be able to continue to operate as a going concern.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing either on reasonable terms or at all.

Our auditors’ report on our audited financial statements for Fiscal 2021 contains an explanatory paragraph regarding substantial doubts about our ability to continue as a going concern because we have experienced recurring losses, negative cash flows from operations, limited capital resources, a net shareholders’ deficit, as well as significant debt obligations. These events and conditions, along with other matters, indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. The perception that we may not be able to continue as a going concern may have a material adverse effect on our share price and our ability to raise new capital (whether it is through the issuance of equity or debt securities or otherwise), enter into critical contractual relations with third parties and otherwise execute our business objectives. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty.

If we are unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

Risks Related to Our Business and Industry

Our future success depends on our ability to develop, receive regulatory clearance or approval for, and introduce the MyoVista to the market in a timely manner. If we do not obtain and maintain the regulatory registrations and clearances for our device, we will be unable to market and sell the MyoVista in the United States, Europe or other regions.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to, an existing product, we must first receive either approval of a Premarket Approval Application, or PMA, clearance under Section 510(k), or be granted a De Novo classification, in accordance with the Federal Food, Drug, and Cosmetic Act, or the FDCA. For additional information on the PMA or the De Novo classification processes, see “Business—FDA and Other Government Regulation.”

The FDA can delay, limit or deny clearance or approval of a medical device for many reasons, including:

•	we may not be able to demonstrate to the FDA’s satisfaction that the MyoVista is safe and effective for its intended use;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

•	the manufacturing process or facilities we use or contract to use may not meet applicable requirements; and

•	disruptions at the FDA caused by funding shortages or global health concerns, including the COVID-19 pandemic.

We previously submitted a De Novo application in late 2019. The FDA determined that the Company would need to undertake a new algorithm validation clinical study using patients gathered from institutions that were not part of the studies used for algorithm development. Due to the time of completion of the study, submission of the new validation study results requires a new De Novo submission. The new validation study is currently underway and we intend to submit a new De Novo application for the MyoVista later this year.

Additional clinical studies are being conducted as part of the outcome of the previous application process. The De Novo process can be expensive, lengthy and unpredictable. De Novo classification requests require the performance of at least one clinical trial. Despite the time, effort and cost, we may not ultimately be successful in completing the review process and our De Novo application may not be granted by the FDA in a timely manner or at all. Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the MyoVista, which may limit the market for the device in the United States.

In order to sell the device in member countries of the European Economic Area, or EEA, our device must comply with the essential requirements of the EU Medical Device Regulation (EU) 2017/745, or EU MDR. Compliance with these requirements is a prerequisite to be able to affix the Conformité Européene, or CE, mark to our device, without which it cannot be sold or marketed in the EEA. For additional information on the PMA or the De Novo classification processes, see “Business—FDA and Other Government Regulation.”

The Company has previously achieved a CE Mark under the EU Medical Devices Directive or MDD in February 2017. The Medical Device Directive was established on June 14, 1993 but the EU Medical Devices Directive, or MDD regulatory framework, has since been replaced by EU MDR. In order to sell in member countries of the European Economic Area, or EEA, our device must now comply with the essential requirements of the newer, updated regulatory framework or EU MDR. In October 2021, the Company submitted the documentation required to establish compliance with EU MDR. The submission of the technical file is currently under review and our CE Mark issued under MDD lapsed in February 2022. If the technical file submission is found to comply with the new requirements, a certificate of conformity will be issued to verify the Company’s compliance with EU MDR. An updated CE mark certificate under EU MDR will entitle the Company to market the MyoVista in the European Economic Area as well as other countries for which CE Mark represents an appropriate regulatory standard.

Sales of our device outside of the United States and the EEA are also subject to foreign regulatory requirements that vary widely from country to country. Approval procedures vary among countries and can involve additional testing. Complying with foreign regulatory requirements, including obtaining registrations, clearances or approvals, can be expensive and time-consuming, and we may not receive regulatory clearances or approvals in each country in which we plan to market our device or we may be unable to do so on a timely basis. If we modify our device, we may need to apply for additional regulatory clearances or approvals before we are permitted to sell the modified device. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable device in that country.

Regulatory clearance or approval by the FDA does not ensure registration, clearance or approval by regulatory authorities in other countries, and registration, clearance or approval by one or more foreign regulatory authorities does not ensure registration, clearance or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining registration or regulatory clearance or approval in one country may have a negative effect on the regulatory process in others.

Our success will be dependent upon physician acceptance.

Our future growth and profitability largely depend on our ability to increase physician awareness of the MyoVista and on the willingness of hospitals, physicians, patients and/or third-party payors to use it. These parties may not use our device unless they are able to determine, based on experience, clinical data, medical society recommendations and other analyses, that our device is safe, effective and cost-effective, on a stand-alone basis and relative to our competitors’ products. If we fail to deliver a device that physicians want to use, our revenue potential, financial results and business may be significantly harmed. Even if we are able to deliver a superior device and are able to raise physician awareness of our device through effective marketing, physicians tend to be slow in making changes to their medical treatment practices and may be hesitant to select our device as their preferred diagnostic device for a variety of reasons, including:

•	long-standing relationships with competing companies and distributors that sell competing devices;

•	lack of experience with the MyoVista and concerns that we are new to market;

•	lack or perceived lack of sufficient clinical evidence, including long-term data, supporting safety or clinical benefits; and

•	time commitment and skill development that may be required to gain familiarity and proficiency with the MyoVista.

Physicians play a significant role in determining the course of a patient’s treatment and, as a result, the type of treatment that will be utilized and provided to a patient. We intend to focus our sales, marketing and education efforts on educating cardiologists and any other potential referring physicians. However, if physicians do not perceive the MyoVista to be useful and reliable, we may not be able to attract or retain customers.

If third-party payors do not provide adequate coverage and reimbursement for the use of the MyoVista, our revenue will be negatively impacted.

The MyoVista does not currently have coverage and reimbursement approved for third-party payor coverage or reimbursement. Such reimbursement, if and when approved, will vary based on the identity of the third-party.

In both U.S. and non-U.S. markets, our ability to successfully commercialize and achieve market acceptance of the MyoVista depends, in significant part, on the availability of adequate financial coverage and reimbursement from third-party payors, including governmental payors (such as the Medicare and Medicaid programs in the U.S.), managed care organizations and private health insurers. Third-party payors decide which treatments they will cover and then establish reimbursement rates for those treatments. If approved and successfully commercialized, we expect that the MyoVista may be purchased by hospitals and other providers who will then seek reimbursement from third-party payors for the use of the MyoVista and, in many cases, the decision whether or not to purchase the MyoVista will be dependent upon whether or not such purchaser will be able to seek reimbursement.

Increasingly, third-party payors are also examining the cost effectiveness of products, in addition to their safety and efficacy, when making coverage and payment decisions. Third-party payors have also instituted initiatives to limit the growth of healthcare costs using, for example, price regulation or controls and competitive pricing programs. Some third-party payors also require demonstrated superiority, on the basis of randomized clinical trials, or pre-approval of coverage, for new or innovative devices before they will reimburse healthcare providers who use such devices. Additionally, there is no uniform policy for coverage and reimbursement in the U.S., and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from the Medicare coverage determination process. It is uncertain whether the MyoVista will be viewed as sufficiently cost effective to warrant coverage and adequate reimbursement levels for use in any given jurisdiction.

We expect to engage with the American Medical Association, or AMA, and American College of Cardiology to gain approval for use of the standard ECG reimbursement coding for the conventional ECG functions of the MyoVista. We will also seek to have private third-party payors provide reimbursement for the wavECG proprietary algorithm, or the MyoVista Algorithm. We cannot assure you that these efforts will be successful to our obtaining third-party payor reimbursement. The lack of reimbursement from third-party payors would have an adverse effect on our revenues, which could have an adverse effect on our business, financial condition and results of operations.

Reimbursement systems in international markets vary significantly by country and, within some countries, by region and reimbursement approvals must be obtained on a country-by-country or a region-by-region basis. In certain international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Furthermore, many international markets have government-managed healthcare systems that control reimbursement for new devices. In most markets, there are private insurance systems as well as government-managed systems. For more information regarding the process of receiving reimbursement approval, please see “Business—Market Strategy—Reimbursement.”

Our success is partly dependent on the use of our specialized electrodes.

Our business model involves both the sale of the MyoVista device and the use of our proprietary, specialized electrodes. These proprietary electrodes are required for every test performed. Less expensive electrodes for use with ECG devices are widely available. If customers bypass our security system to ensure use of our electrodes with the MyoVista and then use less expensive, third-party electrodes, it may have a material adverse effect on our business, financial condition and results of operations.

Medical device development is costly and involves continual technological change in order to remain competitive which may render the MyoVista obsolete.

Even if we are successful in obtaining regulatory clearance or approval for the MyoVista and are able to commercialize the MyoVista, our future success will depend on our ability to enhance the MyoVista as well as develop or acquire new technologies to keep pace with technological developments, evolving industry standards, as well as responses to changes in customer needs and expectations. The market for medical devices is unique due to factors such as: rapid technological change, medical advances, short device lifecycles, changing regulatory requirements and evolving industry standards.

Any one of these factors could either reduce potential demand for the MyoVista or require substantial resources and expenditures for, among other things, research, design and development, to avoid technological or market obsolescence. A failure to adequately develop enhancements and improvements to the MyoVista or acquire new devices that will address changing technologies and customer requirements adequately, or to introduce such devices on a timely basis, may have a material adverse effect on our business, financial condition and results of operations. We might have insufficient financial resources to improve the MyoVista at a competitive rate, if at all. Technological advances by one or more competitors or future entrants into the field may result in the MyoVista becoming non-competitive or obsolete, which may adversely affect our business and results of operations.

We face intense competition in the market and, as a result, we may be unable to effectively compete in our industry.

Many of our competitors, such as General Electric Company, or GE, Koninklijke Philips N.V., or Philips, and Hill-Rom Holdings, Inc., or Hill-Rom, have long histories and strong reputations within the industry. These competitors have significantly greater brand recognition, and financial and human resources than we do. They also have more experience and capabilities in researching and developing diagnostic devices, obtaining and maintaining regulatory clearances and other requirements, manufacturing and marketing those products than we do. There is a significant risk that we may be unable to overcome the advantages held by our competition, and our inability to do so could lead to the failure of our business and the loss of your investment. In addition, we may be unable to develop additional products in the future or to keep pace with developments and innovations in the market and lose market share to our competitors.

Medical device markets, and more specifically ECG technologies and solutions markets, are competitive, which can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share and additional working capital requirements. To succeed, we must, among other critical matters, gain consumer acceptance for our device as compared to other solutions currently available in the cardiac screening market or advanced cardiac screening offering. For more information regarding risks related to our dependence on physician acceptance, see “—Our success will be dependent upon physician acceptance.”

If our competitors offer significant discounts on certain products and solutions, we may need to lower our prices or offer other favorable terms in order to compete successfully. Any broad-based changes to our prices and pricing policies could make it difficult to generate revenues or cause our revenues to decline. Moreover, if our competitors develop and commercialize products and solutions that are more effective or desirable than products and solutions than we may develop, we may not convince our customers to use our products and solutions. Any such changes would likely reduce our commercial opportunity and revenue potential and could materially adversely impact our operating results.

If we are not able to attract and retain highly skilled managerial, scientific, technical and marketing personnel, we may not be able to implement our business model successfully.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management as well as clinical and scientific personnel to implement our business strategy. We are highly dependent upon our senior management, our employees, consultants and scientific and medical collaborators. Our management team must be able to act decisively to apply and adapt our business model in the rapidly changing markets in which we will compete. In addition, we rely upon technical and scientific employees or third-party contractors to effectively establish, manage and grow our business. In order to attract and retain highly skilled managerial, sales, scientific and technical personnel, we may need to pay them higher compensation or fees than currently expected and such higher compensation may have a negative effect on our operating results. Competition for experienced, high-quality personnel in the medical device field is intense. Our failure to hire and retain quality personnel on acceptable terms could impair our ability to develop new products and services and manage our business effectively.

We may need to expand our organization and we may experience difficulties in recruiting additional employees and consultants, which could disrupt our operations.

As our development and commercialization plans and strategies develop, we will likely need additional managerial, operational, sales, marketing, financial, legal and other resources. The competition for qualified personnel in the medical device industry is intense. Due to this intense competition, we may be unable to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Our management may need to divert its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require capital expenditures and may divert financial resources from other projects, such as the development of additional medical device products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize medical device products and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Our management team has limited experience managing a public company.

Some members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our management team may not successfully or efficiently manage our transition to being a public company due to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, any committees of our Board of Directors, or as executive officers and/or adversely affect our business, financial condition, results of operations and prospects.

We manage our business through a small number of employees and key consultants.

As of [                    ], 2022, we had twelve full-time employees and six independent consultants. Our future growth and success depend, to a large extent, on the continued service of members of our current management. Any of our employees and contractors may leave our Company or discontinue services at any time. Our operational success will substantially depend on the continued employment of our management, including our executive officers,, technical staff and other key personnel. We do not currently maintain key person life insurance policies on any of our employees. The loss of key personnel may have an adverse effect on our operations and financial performance and adversely affect our ability to execute our business plan.

We expect to conduct business outside of the U.S. and doing so exposes us to additional business, regulatory, political, operational, financial and economic risks.

We plan to conduct business outside of the U.S. which will therefore subject us to a number of risks, including, but not limited to, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses.

Since we anticipate conducting business outside of the U.S., we anticipate that we will be subject to rules and regulations in non-U.S. jurisdictions. In some countries, pricing may be subject to governmental control under certain circumstances. In these countries, pricing negotiations with governmental agencies can take considerable time after the receipt of marketing approval for a medical device. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of MyoVista to other available products. If reimbursement of our device is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

We are subject to certain U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We could face serious consequences for any violations of such laws and regulations.

Among other matters, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals, and we can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

We will be dependent upon third-party manufacturers and suppliers, making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business.

The MyoVista consists mostly of off-the-shelf components and once we are able to sell the MyoVista, we will need to rely on third parties to supply components and assemble the components into a completed device. Any third-party supplier that we work with and may eventually depend on could encounter problems during sourcing and manufacturing which could delay or impede such supplier’s ability to meet our requirements. Any reliance on these third-party suppliers will also subjects us to other risks that could harm our business, including:

•	we are not currently a major customer of any of our suppliers, and these suppliers may therefore give other customers’ needs higher priority than ours;

•	we may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;

•	our suppliers may make errors in manufacturing that could negatively affect the efficacy or safety of our device or cause delays in shipment;

•	we may have difficulty locating and qualifying alternative suppliers;

•

switching components or suppliers may require product redesign and possibly additional future submission(s) to the FDA or other similar foreign regulatory agencies, which could impede or delay our commercial activities;

•	one or more of our suppliers may be unwilling or unable to supply components of our device;

•	the occurrence of a fire, natural disaster or other catastrophe impacting one or more of our suppliers may affect their ability to deliver products to us in a timely manner; and

•	our suppliers may encounter financial or other business hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

We may not be able to quickly establish additional or alternative suppliers if necessary, in part because we may need to undertake additional activities and incur additional expenses to establish such suppliers as required by the regulatory approval process. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to switch to competing products. Given our reliance on certain suppliers, we may be susceptible to supply shortages while looking for alternate suppliers.

We could become subject to product liability, warranty or similar claims and product recalls that could be expensive, divert management’s attention and harm our business reputation and financial results.

Our business exposes us to an inherent risk of potential product liability, warranty or similar claims and product recalls. The medical device industry has historically been litigious, and we face financial exposure to product liability, warranty or similar claims if the use of the MyoVista were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of the MyoVista may necessitate a product recall. Although we plan to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures and safeguards intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy and protection laws, damage to our reputation, disruption to our operations, and the further development of the MyoVista. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology, or IT, and infrastructure, we may be vulnerable to cyber-attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions. We rely extensively on IT systems, networks and services, including internet sites, data hosting and processing facilities and tools, physical security systems and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third parties or their vendors, to assist in conducting our business. A significant breakdown, invasion, corruption, destruction or interruption of critical information technology systems or infrastructure, by our workforce, others with authorized access to our systems or unauthorized persons could negatively impact operations. The ever-increasing use and evolution of technology, including cloud-based computing, creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our or our third-party providers’ systems, portable media or storage devices. We could also experience a business interruption, theft of confidential information or reputational damage from industrial espionage attacks, malware or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Although the aggregate impact on our operations and financial condition has not been material to date, we may become the target of events of this nature and expect them to continue as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry. There can be no assurance, however, that our efforts will prevent breakdowns or breaches to our or our third-party providers’ databases or systems that could materially and adversely affect our business, financial condition and results of operations.

Our business may be impacted by changes in general economic conditions.

Our business is subject to risks arising from changes in domestic and global economic conditions, including adverse economic conditions in markets in which we operate, which may harm our business. If our future customers significantly reduce spending in areas in which our technology and products are utilized, or prioritize other expenditures over our technology and products, our business, financial condition, results of operations and prospects would be materially adversely affected.

Disruption to the global economy could also result in a number of follow-on effects on our business, including a possible slow-down resulting from lower customer expenditures; inability of customers to pay for products on time, if at all; more restrictive export regulations which could limit our potential customer base; negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us.

In addition, the occurrence of catastrophic events, such as hurricanes, storms, earthquakes, tsunamis, floods, medical epidemics and other catastrophes that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Some of our operations are located in areas that may be in the future, susceptible to such occurrences.

We face business disruption and related risks resulting from the outbreak of the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

COVID-19 continues to mutate which may reduce the efficacy of treatments currently available and the final implications of the pandemic are difficult to estimate at this stage; however, it is clear that it has affected the lives of a large portion of the global population. At this time, the pandemic has caused states of emergency to be declared in various countries, travel restrictions to be imposed globally and quarantines established in certain jurisdictions.

COVID-19 infection of our workforce could result in a temporary disruption in our business activities. The spread of an infectious disease, including COVID-19, may also result in the inability of our manufacturers to deliver components or finished products on a timely basis and may also result in the inability of our suppliers to deliver the parts required by our manufacturers to complete manufacturing of components or finished products. In addition, governments may divert spending from other budgeted resources as they seek to reduce and/or stop the spread of COVID-19. Such events may result in a period of business and manufacturing disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

Risks Related to Product Development and Regulatory Approval

Our device and operations are subject to extensive government regulation and oversight both in the U.S. and abroad, and our failure to comply with applicable requirements could harm our business.

The MyoVista is subject to extensive regulation in the U.S. and elsewhere, including by the FDA and its foreign counterparts, the U.S. Department of Justice, or the DOJ, and the U.S. Health and Human Services—Office of the Inspector General, or the HHS. The FDA and foreign regulatory agencies regulate, among other things, with respect to our device: design, development and manufacturing; non-clinical and clinical testing, safety, efficacy, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; conformity assessment procedures; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to occur, could lead to death or serious injury; post-market approval studies; and product import and export.

The regulations our product is subject to are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales for any approved, cleared or authorized product. FDA enforces these regulatory requirements through, among other means, periodic unannounced inspections. We do not know whether we will be found compliant in connection with any future regulatory inspections. Moreover, the FDA and state authorities have broad enforcement powers. Failure to comply with applicable regulations could jeopardize our ability to sell our future products, if cleared or approved, and result in enforcement actions such as: adverse publicity; warning, untitled letters, or it has come to our attention letters; fines; injunctions; consent decrees; civil penalties; customer notifications; repair, replacement, or refunds; termination of distribution; recalls or seizures of products; administrative detention of medical devices believed to be adulterated or misbranded; delays in the introduction of products into the market; operating restrictions; total or partial suspension of production; refusal to grant future clearances or approvals for new products, new intended uses or modifications to our device; withdrawals or suspensions of regulatory clearances or approvals in place, resulting in prohibitions on sales of our device; and in the most serious cases, criminal prosecution or penalties. The occurrence of any of these events would have a material adverse effect on our business, financial condition and results of operations and could result in shareholders losing their entire investment.

Once commercialized, modifications to our marketed products may require new 510(k) clearances, or may require us to cease marketing or recall the modified products until clearances or approvals are obtained.

If a De Novo classification is granted, any future modifications to the device may require us to submit a 510(k) premarket notification or obtain FDA approval prior to implementing the change. The FDA requires every manufacturer to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine that a modification could not significantly affect safety or efficacy and does not represent a major change in its intended use, so that no new clearance or approval is necessary. The FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe, based on FDA’s regulatory framework, do not require a new 510(k) clearance or PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or even a PMA for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant enforcement actions. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

Clinical studies may be necessary to support future product submissions to the FDA. The clinical trial process is lengthy and expensive with uncertain outcomes, and often requires the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical studies will prevent us from commercializing any modified or new products and will adversely affect our business, operating results and prospects.

Initiating and completing clinical studies necessary to support any future PMA or De Novo applications, and additional safety and efficacy data beyond that typically required for a 510(k) clearance, for our possible future product candidates, will be time-consuming and expensive and the outcome uncertain. Moreover, the results of early clinical studies are not necessarily predictive of future results, and any product we advance into clinical studies may not have favorable results in later clinical studies. The results of preclinical studies and clinical studies of our device conducted to date and ongoing or future studies and studies of our current, planned or future products may not be predictive of the results of later clinical studies, and interim results of a clinical trial do not necessarily predict final results. Our interpretation of data and results from our clinical studies do not ensure that we will achieve similar results in future clinical studies. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical studies have nonetheless failed to replicate results in later clinical studies. Products in later stages of clinical studies may fail to show the desired safety and efficacy despite having progressed through nonclinical studies and earlier clinical studies. Failure can occur at any stage of clinical testing. Our clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and non-clinical testing in addition to those we have planned.

The initiation and completion of any of clinical studies may be prevented, delayed, or halted for numerous reasons. We may experience delays in our ongoing clinical studies for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical studies, including related to the following:

•

we may be required to submit an IDE application to the FDA, which must become effective prior to commencing certain human clinical studies of medical devices, and the FDA may reject our IDE application and notify us that we may not begin clinical studies;

•	regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical studies;

•

regulators and/or an Institutional Review Board, or IRB, or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

•

we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical studies or abandon product development programs;

•

the number of subjects or patients required for clinical studies may be larger than we anticipate, enrollment in these clinical studies may be insufficient or slower than we anticipate, and the number of clinical studies being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical studies at a higher rate than we anticipate;

•

our third-party contractors, including those manufacturing products or conducting clinical studies on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we might have to suspend or terminate clinical studies for various reasons, including a finding that the subjects are being exposed to unacceptable health risks;

•

we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB and/or regulatory authorities for re-examination;

•

regulators, IRBs, or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

•	the cost of clinical studies may be greater than we anticipate;

•	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;

•	we may be unable to recruit a sufficient number of clinical trial sites;

•

regulators, IRBs, or other reviewing bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical studies may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

•	approval policies or regulations of the FDA or applicable foreign regulatory agencies may change in a manner rendering our clinical data insufficient for approval; and

•	our current or future products may have undesirable side effects or other unexpected characteristics.

Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may also ultimately lead to the denial of regulatory approval of our product candidates.

Clinical studies must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs at the medical institutions where the clinical studies are conducted.

Conducting successful clinical studies will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical studies and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators, support staff, and proximity of patients to clinical sites and able to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical studies if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our device or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts.

We depend on our collaborators and on medical institutions and CROs to conduct our clinical studies in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical studies, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of studies, including achieving full enrollment, we may be affected by increased costs, program delays or both. In addition, clinical studies that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required and we may not adequately develop such protocols to support clearance and approval. Further, the FDA may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis applicable to our clinical studies. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the approval and attempted commercialization of our device or result in the failure of the clinical trial. In addition, despite considerable time and expense invested in our clinical studies, the FDA may not consider our data adequate to demonstrate safety and efficacy. Such increased costs and delays or failures could adversely affect our business, operating results and prospects.

Medical device development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical study process. The results of preclinical studies and early clinical studies of our product candidates may not be predictive of the results of later-stage clinical studies. Product candidates that have shown promising results in early-stage clinical studies may still suffer significant setbacks in subsequent advanced clinical studies. There is a high failure rate for medical devices proceeding through clinical studies, and product candidates in later stages of clinical studies may fail to show the desired sensitivity and specificity parameters despite having progressed satisfactorily through preclinical studies and initial clinical studies. A number of companies in the medical device industry have suffered significant setbacks in advanced clinical studies due to insufficient sensitivity and specificity or adverse safety profiles, notwithstanding promising results in earlier studies. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. We do not know whether any pivotal studies we may conduct will demonstrate consistent or adequate sensitivity and specificity sufficient to obtain regulatory approval to market our product candidates.

If the third parties on which we rely to conduct our clinical studies and to assist us with pre-clinical development do not perform as required or expected, we may be delayed or unable to obtain regulatory clearance or approval for or commercialize our device.

We may not have the ability to independently conduct our pre-clinical and clinical studies for our future products and we may need to rely on third parties, such as CROs, medical institutions, clinical investigators and contract laboratories to conduct such studies. We would depend on our collaborators and on medical institutions and CROs to conduct our clinical studies in compliance with GCP requirements and other regulatory requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical studies, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of studies, including achieving full enrollment, including on account of the outbreak of infectious disease, such as the COVID-19 pandemic, or otherwise, we may be affected by increased costs, program delays or both, any resulting data may be unreliable or unusable for regulatory purposes, and we may be subject to enforcement action.

If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical studies may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our device on a timely basis, if at all, and our business, operating results and prospects may be adversely affected.

We may encounter substantial delays in our clinical studies, or we may fail to demonstrate specificity and sensitivity to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of the MyoVista, we must conduct extensive clinical studies to demonstrate its specificity and sensitivity. Clinical testing is expensive, time consuming and uncertain as to outcome. We cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. Our clinical studies involve adults and, before we are permitted to enroll them in clinical studies, we must demonstrate that although the research may pose a risk to the subjects, there is a prospect of direct benefit to each patient. We must do so to the satisfaction of each research site’s IRB. If we fail to adequately demonstrate this to the satisfaction of the relevant IRB, it will decline to approve the research, which could have significant adverse consequences for us.

A failure of one or more clinical studies can occur at any stage of testing, and our future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include but are not limited to:

•	delays in reaching a consensus with regulatory agencies on study design;

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delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

•	delays in obtaining required IRB approval at each clinical study site;

•	imposition of a clinical hold by regulatory agencies, after review of an IDE application, or equivalent application, or an inspection of our clinical study operations or study sites;

•	delays in recruiting suitable patients to participate in our clinical studies;

•	difficulty collaborating with patient groups and investigators;

•	failure by our CROs, other third parties or us to adhere to clinical study requirements;

•	failure to perform in accordance with the FDA’s GCP requirements, or applicable regulatory guidelines in other countries;

•	delays in having patients complete participation in a study;

•	patients dropping out of a study;

•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	the cost of clinical studies of our product candidates being greater than we anticipate;

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clinical studies of our product candidates producing negative or inconclusive results, which may result in us deciding, or regulators requiring us, to conduct additional clinical studies or abandon product development programs; and

•	delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of our product for use in clinical studies or the inability to do any of the foregoing.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue. We may also be required to conduct additional safety, efficacy and comparability studies before we will be allowed to start clinical studies. Clinical study delays could also shorten any periods during which our device have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

The results of future clinical studies may not support additional or new claims for future products or may result in the discovery of adverse side effects.

We cannot be certain that the results of our future clinical studies will support our claims for the MyoVista or any future product claims or that the FDA will agree with our conclusions regarding them. Success in pre-clinical studies and early clinical studies does not ensure that later clinical studies will be successful, and we cannot be sure that the later studies will replicate the results of prior studies and pre-clinical studies. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product candidate and may delay development of others. Any delay or termination of our clinical studies will delay the filing of our product submissions and, ultimately, our ability to commercialize our product candidates and generate revenues. It is also possible that patients enrolled in clinical studies will experience adverse side effects that are not currently part of the future product’s profile.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

If and when we receive regulatory clearance or approval of our product, we will remain subject to ongoing and pervasive regulatory requirements governing, among other things:

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the manufacture—as set forth in the QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provides adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; FDA guidance on off-label dissemination of information and responding to unsolicited requests for information;;

•	medical device reporting, sale, promotion, import, export, registration, and listing of devices.

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clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

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complying with the new federal law and regulations requiring Unique Device Identifiers, or UDI, on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database, or GUDID;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory clearance or approval to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following sanctions:

•	adverse publicity;

•	“it has come to our attention” letters, untitled letters or warning letters;

•	fines, injunctions, consent decrees and civil penalties;

•	recalls, termination of distribution, administrative detention, or seizure of our device;

•	customer notifications or repair, replacement or refunds;

•	operating restrictions or partial suspension or total shutdown of production;

•	delays in or refusal to grant our requests for future clearances or approvals or foreign marketing authorizations of new products, new intended uses, or modifications to existing products;

•	withdrawals or suspensions of product clearances or approvals, resulting in prohibitions on sales of our device;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

•	criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.

In addition, the FDA or state or foreign authorities may change their clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may require, prevent or delay clearance or approval of our future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances or approvals, increase the costs of compliance or restrict our ability to maintain any approvals we are able to obtain.

The MyoVista must be manufactured in accordance with federal, state and foreign regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our device must comply with the FDA’s Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. As manufacturers of electron radiation-emitting products, we are also responsible for compliance with the radiological health regulations and certain radiation safety performance standards.

Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which include the facilities of subcontractors. Our device is also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our device. In addition, failure to comply with applicable FDA or state or foreign requirements or later discovery of previously unknown problems with our device or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals; seizures or recalls of our device; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our device; clinical holds; refusal to permit the import or export of our device; and criminal prosecution of us, our suppliers or our employees.

Any of these actions could significantly and negatively affect supply of our device. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

The misuse or off-label use of our device may harm our reputation in the marketplace, could potentially cause harm to the patient and that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Advertising and promotion of our future products that obtains approval in the United States may be heavily scrutinized by the FDA, the DOJ, HHS, state attorneys general, members of Congress, and the public. In addition, advertising and promotion of any future product that obtains approval outside of the United States will be heavily scrutinized by comparable foreign regulatory authorities.

We expect that, if cleared or approved, the MyoVista will also be cleared by the requisite regulatory authorities for specific indications. We expect to train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA-approved indications for use, known as “off-label uses.” Physicians may use our devices off-label, when in the physician’s independent professional medical judgment, he or she deems it appropriate as the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those approved by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among healthcare providers and patients.

If the FDA or any state or foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of a warning letter, an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties, which could have an adverse impact on our reputation and financial results. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations. We may become subject to such actions and, if we are not successful in defending against such actions, those actions may have a material adverse effect on our business, financial condition and results of operations. Equivalent laws and potential consequences exist in foreign jurisdictions.

In addition, if our device is cleared or approved, healthcare providers may misuse our device or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Our device may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our device, or a recall of our device either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

If the MyoVista receives clearance, authorization, or approval, we will be subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our device may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or other regulatory bodies could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our device or delay in clearance or approval of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our device in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

The MyoVista may in the future be subject to product recalls that could harm our reputation, business and financial results.

Medical devices can experience performance problems in the field that require review and possible corrective action. The occurrence of component failures, manufacturing errors, software errors, design defects or labeling inadequacies affecting a medical device could lead to a government-mandated or voluntary recall by the device manufacturer, in particular when such deficiencies may endanger health. The FDA requires that certain classifications of recalls be reported to the FDA within 10 working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We may initiate voluntary recalls involving our device in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. Product recalls may divert management attention and financial resources, expose us to product liability or other claims, harm our reputation with customers and adversely impact our business, financial condition and results of operations.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Many federal, state and foreign healthcare laws and regulations apply to medical devices. We may be subject to certain federal and state regulations, including the federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid; the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; the federal Civil Monetary Penalties Law, which authorizes the imposition of substantial civil monetary penalties against an entity that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment; the federal False Statements Statute, which prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services; the federal civil False Claims Act, or the FCA, which prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government; and other federal and state false claims laws. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The DOJ announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to corporations.

The majority of states also have statutes similar to the federal Anti-Kickback Statute and false claims laws that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, that apply regardless of whether the payor is a government entity or a private commercial entity. The Federal Open Payments, or Physician Payments Sunshine Act, program requires manufacturers of drugs, medical devices, and biologics for which payment is available under Medicare, Medicaid or the State Children’s Health Insurance Program, to track and report annually to the federal government (for disclosure to the public) certain payments and other transfers of value made to physicians and teaching hospitals as well as disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests in the manufacturer held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations. Our failure to appropriately track and report Sunshine Act covered payments to the government could result in civil fines and penalties, which could adversely affect the results of our operations. In addition, several U.S. states and localities have enacted legislation requiring medical device companies to establish marketing compliance programs, file periodic reports with the state, and/or make periodic public disclosures on sales, marketing, pricing, clinical trials, and other activities. Other state laws prohibit certain marketing-related activities including the provision of gifts, meals or other items to certain healthcare providers. Many of these laws and regulations contain ambiguous requirements that government officials have not yet clarified. Given the lack of clarity in the laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations.

The medical device industry has been under heightened scrutiny as the subject of government investigations and enforcement actions involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, including arrangements with physician consultants. If our operations or arrangements are found to be in violation of such governmental regulations, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment of our operations. All of these penalties could adversely affect our ability to operate our business and our financial results.

Legislative or regulatory reforms in the United States or the European Union may make it more difficult and costly for us to obtain regulatory clearances or approvals for our device or to manufacture, market or distribute our device after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of planned or future products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our device. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance for or approval of, manufacture, market or distribute our device. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our device; or additional record keeping.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of our future products. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, certain forthcoming policies of the Biden administration could impact our business and industry. It is difficult to predict what policies may be implemented or how any such executive actions will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If executive actions or new policies impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval or clearance that we may have obtained and we may not achieve or sustain profitability.

The European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Devices Directive. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. Among other things, the Medical Devices Regulation:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for follow-up regarding the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthened rules for the assessment of certain high-risk devices, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an effect on the way we conduct our business in the EEA.

Healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Our industry is highly regulated and changes in law may adversely impact our business, operations or financial results. In the United States and some foreign jurisdictions, there have been, and continue to be, legislative and regulatory changes and proposed changes regarding the healthcare system and how its costs should be controlled or managed. Certain of these proposals could limit the prices we are able to charge for our device or the coverage and reimbursement available for our device and could limit the acceptance and availability of our device. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that are directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future or their full impact. Additionally, it remains unclear how any new legislation or regulation might affect the prices we may obtain for any of our product for which regulatory approval is obtained. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our device.

Recently, there has been heightened governmental scrutiny over the manner in which companies set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal legislation designed to bring transparency to product pricing and reduce the cost of products and services under government healthcare programs. Additionally, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control product pricing, including price or reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. Moreover, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what products to purchase and which suppliers will be included in their healthcare programs. Adoption of price controls and other measures designed to restrict spending or purchasing power may prevent or limit our ability to generate revenue and attain profitability.

In addition, the delivery of healthcare in the European Union, including the establishment and operation of health services, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

We are currently unable to predict what additional legislation or regulation, if any, relating to the health care industry may be enacted in the future or what effect recently enacted federal legislation or any such additional legislation or regulation would have on our business. The pendency or approval of such proposals or reforms could result in a decrease in the price of our Common Stock or limit our ability to raise capital or to enter into collaboration agreements for the further development and potential commercialization of our device.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and clear or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new medical devices or modifications to cleared or approved medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in response to the COVID-19 pandemic, in March of 2020 the FDA postponed most inspections of foreign manufacturing and domestic facilities. Although limited inspections were again initiated in 2021, FDA also utilized alternative methods for inspections and could continue to exercise discretion on a case-by-case basis to approve products based on a desk review, particularly for foreign inspections. If a prolonged government shutdown occurs, or if global health concerns continue to prevent or temporarily restrict the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Changes in laws or regulations relating to data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business or could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

In the normal course of business, we will receive health information and other highly sensitive or confidential information and data of patients and other third parties, which we compile and analyze. Our collection and use of this data, including that of our vendors, might raise privacy and data protection concerns, which could negatively impact our business. There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, and the scope of such laws and regulations may change, be subject to differing interpretations, and may be inconsistent among countries and regions we intend to operate in (e.g., the United States and the European Union), or conflict with other laws and regulations. The regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and this or other actual or alleged obligations may be interpreted and applied in a manner that we may not anticipate or that is inconsistent from one jurisdiction to another. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of data, or any changes regarding the manner in which the consent of relevant users for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and products, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process patients’ data or develop new services and features.

In particular, we are subject to U.S. data protection laws and regulations (i.e., laws and regulations that address privacy and data security of personal information) at both the federal and state levels. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. Numerous federal and state laws, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, and disclosure of health-related and other personal information. Failure to comply with such laws and regulations could result in government enforcement actions and create liability for us (including the imposition of significant civil or criminal penalties), private litigation and/or adverse publicity that could negatively affect our business.

In addition, we expect to obtain health information that is subject to privacy and security requirements under HIPAA and its implementing regulations. The Privacy Standards and Security Standards under HIPAA establish a set of standards for the protection of individually identifiable health information by health plans, health care clearinghouses and certain health care providers, referred to as Covered Entities, and the business associates with whom Covered Entities enter into service relationships pursuant to which individually identifiable health information may be exchanged. Notably, whereas HIPAA previously directly regulated only Covered Entities, HITECH makes certain of HIPAA’s privacy and security standards also directly applicable to Covered Entities’ business associates. As a result, both Covered Entities and business associates are now subject to significant civil and criminal penalties for failure to comply with Privacy Standards and Security Standards. As part of our normal operations, we expect to collect, process and retain personal identifying information regarding patients, including as a business associate of Covered Entities, so we expect to be subject to HIPAA, including changes implemented through HITECH, and we could be subject to criminal penalties if we improperly handle or knowingly obtain or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA. A data breach affecting sensitive personal information, including health information, also could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

HIPAA requires Covered Entities (like many of our potential customers) and business associates (like us) to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HITECH expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information, and provides for civil monetary penalties for HIPAA violations. HITECH also increased the civil and criminal penalties that may be imposed against Covered Entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and its implementing regulations and seek attorney’s fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

In addition, certain state laws govern the privacy and security of health-related and other personal information in certain circumstances, some of which may be more stringent, broader in scope or offer greater individual rights with respect to protected health information than HIPAA, many of which may differ from each other, thus, complicating compliance efforts. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California enacted the California Consumer Privacy Act, or CCPA, which creates individual privacy rights for California consumers (as defined in the law), including the right to opt out of certain disclosures of their information, and places increased privacy and security obligations on entities handling certain personal data of consumers or households and may apply to us in the future. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Further, the California Privacy Rights Act, or CPRA, was recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for sensitive data such as health information, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. The CCPA and CPRA are reflective of a trend toward more stringent privacy legislation in the United States, as other states or the federal government have followed or may follow California’s lead and increase protections for U.S. residents. For example, on March 2, 2021, the Virginia Consumer Data Protection Act, which will take effect on January 1, 2023, was signed into law, and the on July 8, 2021 the Colorado Privacy Act, which will take effect on July 1, 2023, was also signed into law. The CCPA has already prompted a number of proposals for new federal and state privacy legislation that, if passed, could increase our potential liability, add layers of complexity to compliance in the U.S. market, increase our compliance costs and adversely affect our business.

Internationally, many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data, as well as certification requirements for the hosting of health data specifically. Such laws and regulations may include data hosting, data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions, international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), or may require companies to implement privacy or data protection and security policies, enable users to access, correct and delete personal data stored or maintained by such companies, inform individuals of security breaches that affect their personal data or obtain individuals’ consent to use their personal data.

The General Data Protection Regulation, or GDPR, which went into effect in May 2018, imposes stringent requirements for controllers and processors of personal data of individuals within the European Economic Area, or EEA. As Switzerland and the United Kingdom are not part of the European Union they enforce separate laws governing personal data, which are derived from or directly based on the GDPR. The GDPR applies to any company established in the EEA as well as to those outside the EEA if they collect, process, and use personal data in connection with the offering of goods or services to individuals in the EEA or the monitoring of their behavior. The GDPR, together with national legislation, regulations and guidelines of the EEA countries governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions involve the consent of the individuals to whom the personal data relates, the information provided to the individuals, the transfer of personal data out of the EEA to jurisdictions deemed to have inadequate data protection laws, security breach notifications, security and confidentiality of the personal data and imposition of substantial potential fines for breaches of the data protection obligations. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater.

Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the European Union, or EU, and the United States remains uncertain. In 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union, or CJUE. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. The European Commission has published revised standard contractual clauses for data transfers from the EEA: the revised clauses must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. If applicable, we would be required to implement the revised standard contractual clauses, in relation to relevant existing contracts and certain additional contracts and arrangements, within the relevant time frames. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR.

While we implement various measures intended to enable us to comply with applicable privacy or data protection laws, regulations and contractual obligations, these measures may not always be effective and do not guarantee compliance. Any failure or perceived failure by us to comply with our contractual or legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers, partners or patients to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers or partners may limit the adoption and use of, and reduce the overall demand for, our device. Additionally, if third parties we work with violate applicable laws, regulations, or agreements or suffer data breaches such violations or data breaches may put the data we have received at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers, partners or patients to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights for our device, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

Our success and future revenue growth will depend, in part, on our ability to protect our patent rights. In addition to the protection afforded by any patents that may be granted, historically, we have relied on trade secret protection and confidentiality agreements with our employees, consultants, and contractors to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable, or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, agreements may be breached, trade secrets may be difficult to protect, and we may not receive adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors or other unauthorized third parties.

There is no guarantee that the patent applications that we submitted with regards to our technologies will result in patent grants. In the event of failure to obtain patent registration, our developments will not be proprietary, which might allow other entities to manufacture our device and compete with them.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our device, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, products and provide exclusivity for our new products or future services or prevent others from designing around our claims. Furthermore, there is no guarantee that third parties will not infringe or misappropriate our patents or similar proprietary rights. In addition, there can be no assurance that we will not have to pursue litigation against other parties to assert its rights.

Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our device, we may not be able to compete effectively, and our business and results of operations would be harmed.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

The patent position of medical device companies generally is highly uncertain and involves complex legal and factual questions for which many legal principles remain unresolved. In recent years, patent rights have been the subject of significant litigation within our industry. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Further, the issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned and in-licensed patents may be challenged, invalidated or legally circumvented by third parties, or may expire. We cannot be certain that our patents will be upheld as valid and enforceable or will prevent the development of competitive products by third parties. For example, we may become involved in opposition, interference, derivation, inter partes review or other proceedings challenging our patent rights, and the outcome of any proceedings are highly uncertain. Such challenges may result in the patent claims of our owned or in-licensed patents being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our products and technology. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and affect our ability to compete. In addition, competitors could attempt to reverse engineer our device to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside the scope of our patents. If our intellectual property does not adequately protect us from our competitors’ products and methods, our business and competitive position could be adversely affected. We may in the future become involved in litigation to protect the patents associated with our products, which could result in substantial costs and distraction to management and other employees.

Intellectual property rights of third-parties could adversely affect our ability to commercialize our device, and we might be required to litigate or obtain licenses from third parties in order to develop or market our device. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third-party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties in the future or other third-party intellectual property rights are held to cover our device or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or services unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products or services. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or services or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our services, our new products or the use of our new products. Third-party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products or services. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products or services that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our device. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Such litigation or proceedings could increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Some of our competitors may be able to devote significantly more resources to intellectual property proceedings, and may have significantly broader intellectual property portfolios to assert against us if we assert our rights against them. Further, because of the substantial discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be disclosed or otherwise compromised leading to others making, using, importing or selling products that are the same or substantially the same as ours, which could adversely affect our ability to compete in the market.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third-party to enforce a patent covering one of our new products or services, the defendant could counterclaim that the patent covering our product is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or USPTO, or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products or services to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Common Stock.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing new products and services. As our industries expand and more patents are issued, the risk increases that our device may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, designs or methods of manufacture related to the use or manufacture of our device. There may be currently pending patent applications or continued patent applications that may later result in issued patents that our device may infringe. In addition, third parties may obtain patents or services in the future and claim that use of our technologies infringes upon these patents.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our processes for designs, or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our device. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or services, or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United

States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while generally outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of the patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Further, because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products and services, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies develop their own products or services in jurisdictions where we have not obtained patent protection to and may export infringing products or services to territories where we have patent protection, but where patents are not enforced as strictly as they are in the United States. These products or services may compete with our device or services. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products or services in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly, put the issuance of our patent applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and any damages or other remedies that we may be awarded, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to this Offering and the Ownership of the Common Stock

We do not know whether a market for the Common Stock will be sustained, what the trading price of the Common Stock will be, or whether there will be an active, liquid, trading market for our Common Stock, which may trade at a discount from the initial public offering price and make it difficult for you to sell the Common Stock you purchase.

Although we intend to apply to list the Common Stock on Nasdaq, an active trading market for the Common Stock may not be achieved or sustained. It may be difficult for you to sell your Common Stock without depressing the market price for the Common Stock or at all. Consequently, you may not be able to sell your Common Stock at or above the offering price or at all. Further, an inactive market may also impair our ability to raise capital by selling additional shares of Common Stock and it also may impair our ability to enter into strategic partnerships or acquire companies, products, or services by using our equity securities as consideration.

Prior to this offering, there has not been a public trading market for shares of our Common Stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your Common Stock at an attractive price or at all. The initial public offering price per share of Common Stock will be determined by agreement between us and the representatives of the underwriters, and may not be indicative of the price at which shares of our Common Stock will trade in the public market after this offering. The market price of our Common Stock may decline below the initial offering price and you may not be able to sell your Common Stock at or above the price you paid in this offering, or at all.

The market price of our Common Stock may be highly volatile, and you could lose all or part of your investment.

The market price of our Common Stock is likely to be volatile, which may prevent you from being able to sell your Common Stock at or above the price you paid for your securities. This volatility could be the result of\ a variety of factors, which include:

•	whether we achieve our anticipated corporate objectives;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in our financial or operational estimates or projections;

•	our ability to implement our operational plans;

•	termination of the Lock-Up Agreement or other restrictions on the ability of our shareholders to sell shares after this offering;

•	changes in the economic performance or market valuations of companies similar to ours;

•	general economic or political conditions in the U.S. or elsewhere; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the stock of publicly-traded medical device companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. Broad market and industry factors may negatively affect the market price of our Common Stock, regardless of our actual operating performance, and we have little or no control over these factors.

Future sales of a substantial number of shares of our Common Stock by our existing shareholders could cause our stock price to decline.

We have a significant number of shares of restricted Common Stock that will become eligible for sale after this offering. Prior to the consummation of this offering, on a pro forma basis, we had [            ] shares of our Common Stock outstanding, $[            ] in convertible notes outstanding that are convertible into [            ] shares of our Common Stock (based on interest calculated through [                    ], 2022), [            ] shares of Preferred Stock outstanding that, as of the date of this prospectus, are convertible into [            ] shares of Common Stock, warrants exercisable for [            ] shares of our Common Stock and, upon consummation of this offering, we have agreed to issue [            ] shares of our Common Stock based on an assumed initial public offering price of $[            ] per share of Common Stock. All of the shares sold in this offering will be eligible for sale immediately upon effectiveness of this registration statement. All of the remaining shares will be eligible for sale in the public market upon the effectiveness of a registration statement we are required to file relating to the shares of our Common Stock issued upon conversion of the Bridge Notes, the exercise of the Bridge Warrants and the Pre-Funded Warrants and the conversion of the Series C Preferred Stock and expiration of the Lock-Up Agreements five months after the date of this registration statement. In addition, under Rule 144 under the Securities Act as in effect on the date hereof, beginning 90 days after the date hereof, a person who holds restricted shares of Common Stock (assuming there are any restricted shares) and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least six months, would be entitled to sell an unlimited number of shares of our Common Stock, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. It is conceivable that following the holding period, many shareholders may wish to sell some or all of their shares. If our shareholders sell substantial amounts of our Common Stock in the public market at the same time, the market price of our Common Stock could decrease significantly due to an imbalance in the supply and demand of our Common Stock. Even if they do not actually sell the Common Stock, the perception in the public market that our shareholders might sell significant Common Stock could also depress the market price of our Common Stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they publish negative reports regarding our business or the Common Stock, our share price and trading volume could decline.

The trading market for the Common Stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the Common Stock, or provide more favorable relative recommendations about our competitors, the price of our Common Stock would likely decline. If any analyst who may cover us were to cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Common Stock or trading volume to decline.

Management will have broad discretion as to the use of the proceeds from this offering.

Our management will have broad discretion in the allocation of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. For additional information regarding our anticipated uses of proceeds, see “Use of Proceeds.”

We will need additional capital, and the sale of additional shares of the Common Stock or equity or debt securities could result in additional dilution to our shareholders.

We will need to raise additional capital through a combination of private and public equity offerings, debt financings and collaborations, and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity (such as this offering) or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our Common Stock. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, without prior approval, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product that we would otherwise prefer to develop and market ourselves.

We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.

Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and limited supervisory resources with which to address our internal control over financial reporting. As a private company, we have not designed or maintained an effective control environment as required of public companies under the rules and regulations of the SEC. Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, management and our independent registered public accounting firm, Haskell & White LLP, identified several material weaknesses in our internal control over financial reporting in connection with our preparation and the audits of our financial statements for Fiscal 2021 and 2020.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financing reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses we and our independent registered public accounting firms identified are listed below:

•	we did not maintain sufficient GAAP and SEC accounting resources commensurate with those required of a public company;

•	our financial reporting closing process did not effectively determine all period-end adjustments with a sufficient level of precision;

•	we did not employ a sufficient number of staff to maintain optimal segregation of duties and to provide optimal levels of oversight;

•	we did not employ month-end financial reporting controls that prevented timely production of accurate monthly financial reports;

•	we did not employ proper independent review of monthly financial reports to verify that such reports are accurate and reconciled properly to the supporting documentation schedules; and

•	we did not have strong accounting consideration and analysis over equity accounts, accrurals, and inventory valuation.

These material weaknesses resulted in adjustments to our current and prior year financial statements primarily related to equity accounts, accruals, and inventory and could result in a misstatement of any account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

We have begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing and include hiring additional accounting and financial reporting personnel and implementing additional policies, procedures and controls. We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain, and we may not fully remediate these material weaknesses during Fiscal 2022. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets and adversely impact our stock price.

We and our independent registered public accounting firms were not required to perform an evaluation of our internal control over financial reporting as of either April 30, 2021 or April 30, 2020 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 after the completion of this offering.

If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting, and our stock price, may be adversely affected and we may be unable to maintain compliance with the applicable stock exchange listing requirements. Implementing any appropriate changes to our internal controls may divert the attention of our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are adequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our services to new and existing customers.

Our Board of Directors will be authorized to issue and designate shares of our preferred stock in additional series without shareholder approval.

Our amended and restated certificate of incorporation will authorize our Board of Directors, without the approval of our shareholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences, privileges and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our principal shareholders, officers and directors currently beneficially own approximately [        ]% of our Common Stock. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of the date of this prospectus, our principal shareholders, officers and directors beneficially own approximately [        ]% of the outstanding shares of our Common Stock. This significant concentration of share ownership may adversely affect the trading price for our Common Stock because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. For more information regarding the beneficial ownership of such principal shareholders, officers and directors, see “Beneficial Ownership of Principal Shareholders and Management.”

If you purchase Common Stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The offering price of the Common Stock is substantially higher than the net tangible book value per share of our Common Stock. Therefore, if you purchase Common Stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on an assumed offering price of $[            ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $[            ] per share, representing the difference between our pro forma net tangible book value per share of Common Stock after giving effect to this offering and the offering price. See “Dilution” for further information.

We will incur significant increased costs as a result of the listing of our securities for trading on Nasdaq. By becoming a public company in the U.S., our management will be required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

Upon the listing of securities on Nasdaq, we will become a publicly traded company in the United States and as such, we will incur additional significant accounting, legal and other expenses that we did not incur before the offering. We also anticipate that we will incur costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, any committees of our Board of Directors, or as executive officers.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

We have never paid cash dividends on our Common Stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have neither declared nor paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in Common Stock as a source for any future dividend income. Our Board of Directors has complete discretion as to when or whether to distribute dividends. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors.

We are an “emerging growth company,” and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make the Common Stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer. We cannot predict if investors will find our Units less attractive if we choose to rely on these exemptions. If some investors find our Units less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Units and our stock price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have opted for taking advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act.

Anti-takeover provisions could make a third party acquisition of us difficult.

Our amended and restated certificate of formation and amended and restated bylaws eliminate the ability of shareholders to call special meetings or take action by less than unanimous written consent. These provisions could make it more difficult for a third party to acquire us without the approval of our board. In addition, the TBOC also contains certain provisions that could make an acquisition by a third party more difficult.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq and if the price of our Common Stock is less than $5.00, our Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore shareholders may have difficulty selling their shares.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $[            ], after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $[            ] if the underwriter exercises the over-allotment option in full.

A $1.00 increase or decrease in the assumed public offering price of $[            ] per share would increase or decrease the proceeds from this offering by approximately $[            ] million, assuming that the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase or decrease of [            ] shares of Common Stock offered would increase or decrease our proceeds by approximately $[            ] million, assuming the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. This information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. We do not expect that a change in the initial public offering price or the numbers of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although a decrease in the initial offering price without a corresponding increase in the number of shares offered may accelerate the time at which we will need to seek additional capital.

We intend the net proceeds from this offering to repay the $1M Loan and Security Agreement and the remainder for working capital and general corporate purposes, which may include the hiring of additional personnel, capital expenditures and the costs of operating as a public company. The $1M Loan and Security Agreement, as amended, matures on September 30, 2022. At January 31, 2022, the principal balance outstanding under the $1M Loan and Security Agreement was $[            ] and the interest rate was 12% per annum. It is payable to FRV and John Q. Adams, Sr., both of whom are beneficial owners of more than five percent (5%) of our Common Stock.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our global marketing and sales efforts, the development efforts and the overall economic environment. Therefore, our management will retain broad discretion over the use of the proceeds from this offering. We may ultimately use the proceeds for different purposes than what we currently intend. Pending any ultimate use of any portion of the proceeds from this offering, if the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, as well as the amount and sources of other funds needed. We believe that the funds raised in this offering will be sufficient to finance the purposes described above, and we do not think that material amounts of other funds will be necessary.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Common Stock and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our Board of Directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of January 31, 2022:

•	on an actual basis.

•

on a pro forma basis to give effect to: (i) the reverse stock split; (ii) the conversion of up to the Maximum Percentage of the Bridge Notes by each holder thereof; and (iii) the conversion of all of the $1.5M Notes; and on a pro forma as adjusted basis to give effect to the issuance of shares of Common Stock in this offering, at an assumed public offering price of $[            ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses, as if the sale of the Common Stock had occurred on January 31, 2022.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

As of January 31, 2022
	Actual			Pro Forma			Pro Forma as Adjusted
(U.S. dollars in thousands)
	(Unaudited)			(Unaudited)			(Unaudited)
Cash and cash equivalents	$	[	]	$	[	]	$	[	]

Indebtedness:
Bridge Notes	$	[	]	$	[	]	$	[	]
$130K Note		[	]		[	]		[	]
$1.5M Notes		[	]		[	]		[	]
Loan and Security Agreement		[	]		[	]		[	]

Total Indebtedness		[	]		[	]		[	]

Shareholders’ equity (deficit):
Series A Preferred Stock, $0.001 par value per share, [ ] issued and outstanding		[	]		[	]		[	]
Series B Preferred Stock, $0.001 par value per share, [ ] issued and outstanding		[	]		[	]		[	]
Series C Preferred Stock, $0.001 par value per share, [ ] issued and outstanding		[	]		[	]		[	]
Common Stock, $0.001 par value per share, [ ] issued and outstanding		[	]		[	]		[	]
Accumulated deficit		[	]		[	]		[	]

Total shareholders’ equity (deficit)		[	]		[	]		[	]

Total capitalization	$	[	]	$	[	]	$	[	]

The number of shares of Common Stock owned by existing shareholders is based on [            ] shares of Common Stock issued and outstanding as of January 31, 2022 and excludes the following as of such date:

•

[            ] shares of Common Stock issuable upon conversion of Preferred Stock (including conversion of the shares of Series C Preferred Stock issuable upon conversion of the $130K Note). See “Description of Capital Stock—Preferred Stock” for additional information;

•	[ ] shares of Common Stock issuable upon the exercise of stock options issued to directors, employees and consultants of the Company, of which [ ] were vested as of such date;

•

[            ] shares of Common Stock to be issued upon exercise of the Investor Warrants, the $1M Lender Warrants, the $1.5M Lender Warrants, the Bridge Warrants, and the Pre-Funded Warrants. See “Description of Capital Stock—Warrants” for more information; and

•	[ ] shares of Common Stock to be issued upon exercise of the representative’s warrants.

This number of shares of Common Stock also excludes shares issuable pursuant to antidilution provisions set forth in the Bridge Warrants, $1M Lender Warrants and $1.5M Lender Warrants and the Series C Preferred Stock as well as shares of Common Stock issuable upon conversion of the Series A Preferred Stock or the Series B Preferred Stock, which are each dependent on the market price of our Common Stock at the time of conversion. For additional information, see “Description of Capital Stock—Antidilution Provisions.”

DILUTION

If you invest in our Common Stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of Common Stock you will pay in this offering and the pro forma net tangible book value per share after this offering. On January 31, 2022, we had a negative net tangible book value of $[            ], corresponding to a negative net tangible book value of [            ] per share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by [            ], the total number of shares of Common Stock issued and outstanding on January 31, 2022.

Our pro forma net tangible book value as of January 31, 2022 was $[            ], representing approximately $([            ]) per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of Common Stock outstanding at January 31, 2022, after giving effect (i) to the reverse stock split; (ii) the issuance of [            ] shares in this offering; (iii) the conversion of the Bridge Notes into [            ] shares of Common Stock; and (iv) the conversion of the $1.5M Notes into [            ] shares of Common Stock.

After giving effect to the sale of the shares of Common Stock offered by us in this offering, assuming no exercise of the underwriter’s option to purchase additional shares of Common Stock and after deducting the estimated underwriting discounts and commissions and management fees and estimated offering expenses payable by us, our pro forma net tangible book value estimated at January 31, 2022 would have been approximately $[            ] million, representing $[            ] per share. At the assumed public offering price for this offering of $[            ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, this represents an immediate increase in historical net tangible book value of $[            ] per share to existing shareholders and an immediate dilution in net tangible book value of $[            ] per share to purchasers of Common Stock in this offering. Dilution for this purpose represents the difference between the price per share paid by these purchasers and pro forma net tangible book value per share of Common Stock immediately after the completion of this offering.

The following table illustrates this dilution on a per share basis to purchasers of Common Stock in this offering:

Assumed public offering price per share	$	[	]
Pro Forma net tangible book value per share as of January 31, 2022	$	[	]
Increase in pro forma net tangible book value per share attributable to new investors	$	[	]
Pro forma as adjusted net tangible book value per share after this offering	$	[	]
Dilution per Share to new investors	$	[	]
Percentage of dilution in net tangible book value per share for new investors		[	]

The dilution information set forth in the table above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

A $1.00 increase or decrease in the assumed initial public offering price of $[            ] per share would increase or decrease our pro forma net tangible book value per share after this offering by $[            ] and the dilution per share to new investors by $[            ], assuming the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares of Common Stock we are offering.

An increase or decrease of 1 million shares of Common Stock in the number of shares of Common Stock offered by us would increase or decrease our pro forma net tangible book value after this offering by approximately $[            ] million and the increase or decrease pro forma net tangible book value per share after this offering by $[            ] per share and would increase or decrease the dilution per share to new investors by $[            ], after deducting estimated underwriting discounts and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of January 31, 2022, the differences between the number of shares of Common Stock acquired from us, the total amount paid and the average price per share paid by the existing holders of our Common Stock and by investors in this offering and based upon an assumed public offering price of $[            ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

	Shares				Total Consideration					Average Price Per Share
	Number		Percent		Amount			Percent
Existing shareholders	[	]	[	]%	$	[	]	[	]%	$	[	]
New investors	[	]	[	]		[	]	[	]		[	]

Total	[	]	[	]%	$	[	]	[	]%

The number of shares of Common Stock owned by existing shareholders is based on [            ] shares of Common Stock issued and outstanding as of January 31, 2022, plus [            ] shares of Common Stock to be issued upon the conversion of up to the Maximum Percentage by each purchaser of the Bridge Notes, plus [            ] shares of Common Stock to be issued upon conversion of the $1.5M Notes. This number of shares of the Common Stock excludes:

•

[            ] shares of Common Stock issuable upon conversion of Preferred Stock (including conversion of the shares of Series C Preferred Stock issuable upon conversion of the $130K Note). See “Description of Capital Stock—Preferred Stock” for additional information;

•	[ ] shares of Common Stock issuable upon the exercise of stock options issued to directors, employees and consultants of the Company, of which [ ] were vested as of such date;

•

[            ] shares of Common Stock to be issued upon exercise of the Investor Warrants, the $1M Lender Warrants, the $1.5M Lender Warrants, the Bridge Warrants, and the Pre-Funded Warrants. See “Description of Capital Stock—Warrants” for more information; and

•	[ ] shares of Common Stock to be issued upon exercise of the representative’s warrants.

This number of shares of Common Stock also excludes shares issuable pursuant to antidilution provisions set forth in the Bridge Warrants, $1M Lender Warrants and $1.5M Lender Warrants and the Series C Preferred Stock as well as shares of Common Stock issuable upon conversion of the Series A Preferred Stock or the Series B Preferred Stock, which are each dependent on the market price of our Common Stock at the time of conversion. For additional information, see “Description of Capital Stock—Antidilution Provisions.”

If all of our issued and outstanding options, convertible securities and warrants had been exercised as of January 31, 2022, the number of shares of Common Stock held by existing shareholders would increase to [            ], or [            ]% of the total number of shares of Common Stock outstanding after this offering, and the average price per share paid by the existing shareholders would be $[            ].

If the underwriters exercise their option to purchase additional shares of Common Stock in full in this offering, the number of shares of Common Stock held by new investors will increase to [            ], or [            ]% of the total number of shares of Common Stock issued and outstanding after this offering and the percentage of shares of Common Stock held by existing shareholders will decrease to [            ]% of the total number of shares of Common Stock issued and outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this prospectus.

Overview

We are a medical technology company focused on applying innovative AI-based technology to an ECG (also known as an EKG) to expand and improve an ECG’s clinical usefulness. Our objective is to make an ECG a far more valuable cardiac screening tool, particularly in frontline or point-of-care clinical settings. HeartSciences’ first product candidate, the MyoVista is a resting 12-lead ECG which provides diagnostic information related to cardiac dysfunction which has traditionally only been available through the use of cardiac imaging. The MyoVista also provides conventional ECG information in the same test. Our business model, which involves the use of the MyoVista device and consumables for each test, is “razor-razorblade” as the electrodes used with the MyoVista are proprietary to HeartSciences, and new electrodes are required for every test performed.

There is currently no low-cost, front-line, medical device that is effective at screening for heart disease. As a result, frontline physicians face a significant challenge in determining if a patient has heart disease. In 2012, the United States Preventive Services Task Force, or USPSTF, conducted an evaluation of conventional ECG testing and stated: “There is no good evidence that an ECG helps physicians predict heart risks in people with no symptoms any better than traditional considerations such as current or former smoking, blood pressure and cholesterol levels.” We believe the MyoVista will benefit patients, healthcare providers, healthcare payors and the like by providing improved frontline testing and referral processes for cardiac dysfunction caused by heart disease in patients of all ages or age-related cardiac dysfunction in elderly patients.

ECG devices record the electrical signals of a patient’s heart. There are three basic categories of heart disease: electrical (such as an arrhythmia), structural (such as valvular disease) and ischemic (such as coronary artery disease, or CAD). Conventional resting ECGs have limited sensitivity in detecting structural and ischemic disease and are typically used for diagnosing cardiac rhythm abnormalities, such as atrial fibrillation, also known as Afib, or acute coronary syndrome, such as a myocardial infarction, which is also known as a heart attack. However, traditional ECGs have a limited role in identifying cardiac dysfunction associated with structural and ischemic disease.

AI and machine learning provide the ability to create much more complex algorithms using much larger data sets which we believe can be applied to the electrical signals of a patient’s heart and to expand the capability of an ECG to be able to detect cardiac dysfunction. The MyoVista is a full function conventional resting 12-lead ECG device that also incorporates our proprietary, AI-based algorithm that detects cardiac dysfunction caused by heart disease and/or age-related cardiac dysfunction.

The editorial comment associated with the study titled “Prediction of Abnormal Myocardial Relaxation from Signal Processed Surface ECG” presented below discusses recent applications of machine learning to data derived from surface 12-lead ECGs in relation to cardiac dysfunction:

“These are some of the most significant advances in electrocardiography since its inception, which has historically had a limited, if any, role in the evaluation of cardiac dysfunction. In the past, our cardiovascular community was resigned to the fact that surface ECGs are poor indicators for cardiac dysfunction.”

Khurram Nasir, MD, MPH, MSC, Department of Cardiology, Houston Methodist DeBakey Heart & Vascular Center, Houston, Texas, et. al., Journal of American College of Cardiology Editorial Comment Volume 76 Number 8 2020.

Almost all forms of heart disease affect heart muscle, or cardiac, function including the early stages of heart disease prior to symptoms. Impaired cardiac function is first observed as impaired cardiac relaxation which is an early indicator of diastolic dysfunction and continues to increase in severity as heart disease progresses. The diastolic phase of the cardiac cycle occurs when the heart muscle relaxes (following contraction). Diastolic dysfunction may also be related to age-related cardiac dysfunction.

Patients that are diagnosed with cardiac dysfunction are typically evaluated by a cardiologist to determine the severity of their condition, its cause(s) and recommended treatment. Additional testing upon referral is often performed through an imaging diagnostic test called an echocardiogram, or echo, similar to an ultrasound. Further cardiac testing may also be required. Cardiology-based testing generally involves expensive imaging equipment, is performed by a specialist and involves expert interpretation.

The significant challenge in frontline healthcare environments, such as primary care, is the lack of a readily available test to screen for heart disease or related cardiac dysfunction caused by heart disease. As a result, cardiology referral decisions are often based on a patient’s risk factors and/or a conventional ECG test. Accordingly, many patients with heart disease are left undetected while many patients that are referred for subsequent testing receive a negative test, finding no heart disease and concluding that no treatment or intervention is required. We believe that adding the capability to detect cardiac dysfunction to a standard 12-lead resting ECG will be valuable for patients, physicians, health systems and third-party payors.

The ECG is a ubiquitous, relatively low-cost, simple and quick test, it is portable and can be performed in a wide range of clinical settings by a non-specialist clinician or clinical aide. For patients, early intervention often creates the best chance of a successful outcome by addressing a problem before symptoms develop. Preventative care can help patients avoid the long-term health implications and costs of acute care associated with heart attacks, heart failure and chronic disease.

New Class II devices or existing devices with new capabilities require De Novo premarket review. The MyoVista along with its proprietary software and hardware is classified as a Class II medical device by the FDA. Premarket review and clearance by the FDA for these devices is generally accomplished through the 510(k) premarket notification process or De Novo classification request, or petition process. The Company previously submitted a De Novo classification request in late 2019 that included clinical performance data. Based on feedback we received from our 2019 De Novo submission and further communications with the FDA during 2020, we concluded that we would need to undertake a new validation clinical study at institutions independent of those involved in collecting patient data used in the algorithm development process. The study protocol of this new validation clinical study was submitted to the FDA for review and, in May 2021, the FDA agreed that the study design should be acceptable and would be expected to provide statistical information on which the FDA can effectively evaluate the performance results of the MyoVista. The new validation study is currently underway and, once it is completed, we expect to incorporate the data we receive into a new De Novo submission. Additionally, EMC testing is required for all FDA electronic medical devices to ensure that electrical noise does not interfere with producing accurate results. The FDA also required additional testing related to electromagnetic compatibility due to testing guideline changes. Additional EMC testing is expected to be complete for the next FDA submission and we will include the results of such testing in the new De Novo submission mentioned above. The FDA’s De Novo classification authorization process generally takes from five to twelve months from the date the application is submitted but can take significantly longer. We expect to submit this new De Novo request later this year.

For additional information regarding the FDA regulatory process, see “Business—Government Regulation.”

Results of Operations

Revenues

Revenues, which have been minimal to date, consist mainly of sales of devices, electrodes and other supplies in the establishment of distributor relationships outside the U.S. during the approval, development and improvement of the MyoVista.

Cost of Sales

Cost of sales consists primarily of costs related to materials, components and subassemblies. Cost of sales also includes certain direct costs such as those incurred for shipping and freight.

Operating Expenses

Our operating expenses have consisted solely of research and development expenses and selling, general and administrative expenses.

Research and Development Expenses

Our research and development activities primarily consist of engineering and research programs associated with our MyoVista device. Research and development expenses include payroll and personnel-related costs for our research and development, clinical and regulatory personnel, including expenses related to stock-based compensation for such employees , consulting services, clinical trial expenses, regulatory expenses, prototyping and testing. Research and development expenses also include costs attributable to clinical trial expenses including clinical trial design, site development and study costs, data, related travel expenses, the cost of products used for clinical activities, and internal and external costs associated with regulatory compliance. We expense research and development costs as they are incurred.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and personnel-related costs for field support personnel, business development, consulting, stock-based compensation, and for administrative personnel that support our general operations such as executive management and financial accounting. Selling, general and administrative expenses also include costs attributable to professional fees for legal and accounting services, premises costs, IT, insurance, consulting, recruiting fees, travel expenses and depreciation.

Interest Expense

Interest expense relates to our loan facilities and convertible notes. For more information, see “—Description of Indebtedness.”

Other Income (Expense), Net

Other income (expense), net primarily consists of forgiveness of loans issued under the CARES Act.

The following table summarizes our results of operations for the periods presented and as a percentage of our total revenue for those periods based on our statement of operations data. The year over year comparison of results of operations is not necessarily indicative of results of operations for future periods.

Summary of Statements of Operations for the nine months ended January 31, 2022 compared with the nine months ended January 31, 2021:

For the Nine Months Ended January 31,
	2022	2021	$ Change	% Change
(in thousands, unaudited)
Revenues	—	—	—	—
Cost of sales	—	—	—	—

Gross margin	—	—	—	—
Operating expenses:	—	—	—
Research and development	—	—	—	—
Selling, general and administrative	—	—	—	—
(Gain) loss on disposal of property and equipment	—	—	—	—

Total operating expenses	—	—	—	—

Loss from operations	—	—	—	—
Other income (expense):	—	—	—
Interest expense	—	—	—	—
Gain on extinguishment of debt	—	—	—	—
Gain on settlement of payables	—	—	—	—
Other expense	—	—	—	—

Total other income (expense)	—	—	—	—

Income tax provision	—	—	—	—

Net loss	—	—	—	—

Summary of Statements of Operations for Fiscal 2021 compared with Fiscal 2020:

	For the Years Ended April 30,
	2021	2020	$ Change	% Change
	(in thousands)
Revenues	$26	$64	(38)	-59%
Cost of sales	11	46	(35)	-76%

Gross margin	15	18	(3)	-16%

Operating expenses:
Research and development	1,708	2,040	(332)	-16%
Selling, general and administrative	875	1,796	(921)	-51%
(Gain) loss on disposal of property and equipment	(2)	10	(12)	-120%

Total operating expenses	2,581	3,846	(1,265)	-33%

Loss from operations	(2,566)	(3,828)	1,262	-33%
Other income (expense):
Interest expense	(132)	(3)	(129)	4612%
Gain on extinguishment of debt	250	—	250	—
Gain on settlement of payables	—	22	(22)	-100%
Other expense	(4)	(2)	(2)	82%

Total other income (expense)	114	17	97	569%

Income tax provision	—	—	—	—

Net loss	$(2,452)	$(3,811)	1,359	-36%

Revenues declined from $64,000 to $26,000 in 2021 when compared to 2020, a decrease of approximately 59%. Our revenues to date have been in relation to establishing distributor relationships outside the United States during product development and improvement. The decrease in revenue is due to the timing of engaging new distributors and declines resulting from the COVID-19 pandemic which impacted engagement with medical institutions and distributors.

The cost of sales decreased $35,000 or 76% to $11,000 during Fiscal 2021 compared to $46,000 as of Fiscal 2020 and the decline is consistent with the decrease noted in revenue.

During Fiscal 2021, research and development expenses decreased $332,000 when compared to Fiscal 2020, a decrease of 16%, primarily resulting from a decreases of $35,000 in premises costs, $133,000 in software consulting and $81,000 in payroll expenditures which is consistent with work associated with the first De Novo submission which took place during Fiscal 2020 and cost reduction measures implemented by management at the outset of the COVID-19 pandemic.

During Fiscal 2021, selling, general, and administrative expenses decreased $921,000 or 51% when compared to Fiscal 2020. The primary decreases were in payroll related expenditures and reductions in consulting and travel expenditures which is consistent with cost reduction measures implemented by management at the outset of the COVID-19 pandemic.

Our interest expense increased $129,000 during Fiscal 2021 when compared to Fiscal 2020, primarily due to interest from the $1M Loan and Security Agreement entered into in April 2020. For more information, see “—Description of Indebtedness.”

Liquidity and Capital Resources

Our cash requirements are, and will, continue to be, dependent upon a variety of factors. We expect to continue devoting significant capital resources to R&D, clinical studies and go-to-market strategies. Our principal sources of capital are cash on hand and the proceeds of future offerings of equity and debt securities. We cannot assure you that we will be able to consummate the sale of any such securities on terms acceptable to us, if at all.

As of January 31, 2022, we had approximately $[            ] of cash, an increase of $[            ] from $[            ] as of April 31, 2021.

During the nine months ended January 31, 2022, we raised an additional $[            ] in connection with the 2021 Bridge Financing to support our on-going business plan.

Since our inception through January 31, 2022, we have funded our operations principally from sales of equity and debt securities.

The auditors’ report on our financial statements for Fiscal 2021 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. Additionally, financial statements for future fiscal years may continue to include this explanatory paragraph with respect to our ability to continue as a going concern. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our device. If we are unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital, enter into critical contractual relations with third parties and otherwise execute our business objectives.

The table below presents our cash flows for the periods indicated:

	For the Nine Months Ended January 31, 2022 (Unaudited)	Years Ended April 30,
U.S. dollars in thousands		2021	2020
Net cash used in operating activities		$(2,452)	$(3,840)
Net cash (used in) provided by investing activities		$(1)	$8
Net cash provided by financing activities		$2,680	$1,810
Net increase (decrease) in cash and cash equivalents		$227	$(2,022)

Operating Activities

Net cash used by our operating activities of $[            ] during the nine months ended January 31, 2022, is primarily due to [            ].

Net cash used by our operating activities of $2.5 million during Fiscal 2021, was primarily due to our net loss of $2.5 million. Net cash used by our operating activities of $3.8 million during Fiscal 2020, was primarily due to our net loss of $3.8 million plus net non-cash items of $167,000, offset by $196,000 of net changes in operating assets and liabilities.

We believe that our primary sources of capital will be the proceeds of this offering and the net proceeds of the 2021 Bridge Financing, cash and cash equivalents and, if an opportunity presents itself, the sale of debt or equity securities, although we may not be able to complete financing on terms acceptable to us, if at all. The accompanying financial statements have been prepared assuming that the Company will continue as a “going concern.” For more information, please refer to “Risk Factors— Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.”

Financing Activities

Net cash provided by financing activities in the nine months ended January 31, 2022 of $[            ] primarily relates to [            ].

During Fiscal 2021, net cash provided from financing activities was $2.68 million and was primarily from the issuance of convertible promissory notes, Series C Preferred Stock, and shareholder notes. During Fiscal 2020, net cash provided from financing activities was $1.81 million and was primarily from the issuance of convertible promissory notes, Series C Preferred Stock, and shareholder notes. For additional information, please refer to “Management’s Discussion & Analysis—Description of Indebtedness.”

Description of Indebtedness

As of January 31, 2022, we had a total of $[            ] million of indebtedness outstanding as follows:

	As of January 31, 2022 (unaudited)		As of April 30,
			2021	2020
	(U.S. dollars in thousands)
Bridge Notes	[	]	—	—
$130K Note	[	]	$130	$101
$1.5M Notes	[	]	$1,500	—
$1M Loan and Security Agreement	[	]	$1,000	$300
PPP Loan	[	]	$250	$250
Total:	[	]	$2,880	$651

Bridge Notes

Pursuant to the 2021 Bridge Financing, as of February 25, 2021, the Company had issued the Bridge Notes in an aggregate principal amount of $3.98 million. The Bridge Notes bear interest at 8% per annum payable, have a maturity date of December 22, 2024 and are secured by a subordinated security interest in substantially all of the assets, including patents and other intellectual property, of the Company. From and after the one-year anniversary of the issuance of the Bridge Notes, the Company may prepay the principal of the Bridge Notes and all accrued and unpaid interest thereon at a price of 115% of the principal amount to be prepaid (plus accrued and unpaid interest). In addition, upon the occurrence of an event of default or a change of control of the Company (as defined in the Bridge Notes), the holders of the Bridge Notes may redeem their Bridge Notes in an amount equal to 125% of the principal amount (plus accrued and unpaid interest). Through February 25, 2022, the Company received net proceeds (after the OID) of $3.58 million in connection with the 2021 Bridge Financing. For more information regarding the 2021 Bridge Financing, see “Summary—Recent Developments—2021 Bridge Financing.”

Each Bridge Note was issued with an original issue discount of 10% and is convertible into a number of shares of Common Stock equal to an initial conversion price of the lower of (i) $[            ] per share or (ii) a 30% discount of the original issue price in this offering, or $[            ] per share. The Bridge Notes will convert into shares of Common Stock at the Conversion Price automatically upon the consummation of this offering. Any holder (including its Attribution Parties) who would beneficially own in excess of the Maximum Percentage of

4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the conversion of all or any portion of the Bridge Notes, may elect to receive a Pre-Funded Warrant for all shares in excess of the Maximum Percentage. The Pre-Funded Warrants have substantially the same terms as the Bridge Warrants issued in the 2021 Bridge Financing. See, “Description of Capital Stock—Warrants” for more information. The exercise price of the Pre-Funded Warrants is $0.0001 per share. Any such Purchaser may adjust the Maximum Percentage at any time, upon 61 days’ notice, provided that the Maximum Percentage may not be adjusted above 9.99% of the number of shares of Common Stock outstanding immediately prior to, and immediately after giving effect to, the conversion of all or any portion of the Bridge Notes. The exercise of the Pre-Funded Warrants is also subject to the Maximum Percentage except that any exercise of the Pre-Funded Warrants resulting in a number of shares in excess of the Maximum Percentage shall be deemed null and void and shall be cancelled ab initio.

For two years after the issuance date of the Bridge Notes, the Conversion Price of the Bridge Notes is subject to adjustment for certain events such as stock dividends and splits and issuances of shares of Common Stock or securities convertible into or exercisable for shares of Common Stock at a price less than the Conversion Price in which event the Conversion Price will be subject to a full ratchet downward to the price at which such newly issued shares of Common Stock or securities convertible into or exercisable for shares of Common Stock were issued.

The Bridge Notes contain covenants that, among other things, restrict our ability to:

•	incur or guarantee additional indebtedness;

•	grant certain liens;

•	redeem or repay certain other indebtedness;

•	transfer or sell assets;

•	repurchase any equity securities;

•	pay dividends or make other distributions on capital stock or make other restricted payments;

•	engage in transactions with affiliates other than on an “arm’s length” basis; and

•	make any change in the principal nature of our business.

The Bridge Notes contain numerous events of default, including:

•	the failure to file a registration statement relating to the shares of Common Stock to be received upon conversion of the Bridge Notes as required by the Registration Rights Agreement;

•	the failure to keep any such registration statement in effect as required under the Registration Rights Agreement;

•	the suspension of our Common Stock from trading;

•	the failure to keep 200% of the number of shares of Common Stock as shall be necessary to effect a conversion of the Bridge Notes;

•	nonpayment of principal or interest;

•	violations of covenants;

•	the breach of any representation or warranty set forth in any of the documents and instruments executed and delivered in connection with the 2021 Bridge Financing;

•	cross default and cross acceleration to certain other indebtedness;

•	bankruptcy and judgments; and

•	the failure to pay any indebtedness greater than $250,000 when due.

$130K Note

On August 12, 2019, the Company entered into an unsecured drawdown convertible promissory note with Front Range Ventures, LLC, or FRV, for an aggregate amount not to exceed $130,000, which we refer to as the $130K Note. FRV is the beneficial owner of more than five percent (5%) of our Common Stock. The $130K Note may be repaid at any time upon 20 days’ notice to the holder. The $130K Note is convertible into Series C Preferred Stock at any time, upon written notice by either the holder or the Company or at maturity, at the lowest price paid for the Series C Preferred Stock prior to conversion, which is currently $[            ] per share. The $130K Note matures 20 days following FDA clearance of the MyoVista. Under the terms of the agreement, the note is non-interest bearing.

The $130K Note does not contain any covenants that restrict our ability to conduct business. The $130K Note does not contain specific events of default but any breach of its terms by the Company would entitle FRV to all available rights and remedies, at law or in equity, available.

$1.5M Notes

In December 2020, the Board of Directors approved the private offering to accredited investors of a series of secured convertible promissory notes in the amount of $1.5 million, which we refer to as the $1.5M Notes. The $1.5M Notes had an original maturity of July 31, 2022 and were subsequently amended on November 2, 2021, extending maturity to October 31, 2022. As consideration for the extension, we issued the $1.5M Lender Warrants to the noteholders. For more information, see “Description of Capital Stock—Warrants—$1.5M Lender Warrants.”

In the event the $1.5M Notes are converted into Common Stock on or prior to the maturity date, no interest shall accrue or be payable. Interest is only payable if the notes are not converted on or prior to the maturity date, in which event interest shall accrue and be payable on the outstanding principal balance of the notes at a simple interest rate of 12% per annum.

The $1.5M Notes are secured by substantially all of the Company’s assets and intellectual property. This security interest is subordinate to the security interests granted pursuant to the 2013 Technology Agreement and the Loan and Security Agreement described below.

The Company is entitled to either repay the principal and all accrued but unpaid interest on the $1.5M Notes upon giving 10 days written notice to the holders at any time; or the outstanding principal amount, and accrued but unpaid interest, is convertible into Common Stock at an exercise price equal to the lower of (i) $[            ] per share and (ii) a 30% discount to the offering price for the sale of Common Stock in a public offering, adjusted for any splits, recapitalizations, combinations or other similar transactions affecting the Company’s Common Stock upon or after any of the following events: (i) 30 days following FDA clearance of the MyoVista; (ii) the closing of further funding of $5 million or more which values entire equity capital of the Company at $50 million or more; (iii) a public offering Common Stock which values the entire equity capital of the Company at $50 million or more; or (iv) the sale or merger of a majority of the voting stock of the Company. Each holder of a note may elect for conversion at any time upon written notice to the Company. As of January 31, 2022, accrued and unpaid interest was approximately $[            ].

The $1.5M Notes contain numerous events of default, including:

•	nonpayment of principal or interest;

•	violations or nonperformance of covenants

•	commencement of liquidation, reorganization, or dissolution; and

•	bankruptcy and judgments.

The $1.5M Notes do not contain any covenants, other than those that are defined as events of default listed above, that restrict our ability to conduct business.

We have assumed that all of the $1.5M Notes will convert into shares of Common Stock upon the consummation of this offering.

$1M Loan and Security Agreement

In April 2020, the Company entered into a loan and security agreement, which we refer to as the $1M Loan and Security Agreement, with FRV and John Q. Adams Sr. who are beneficial owners of more than five percent (5%) of our Common Stock of the Company. Each of FRV and John Q. Adams Sr. committed to lend a principal amount of $500,000, totaling $1 million and evidenced by secured, non-convertible promissory notes that we refer to as the $1M Notes. The loan was drawn in three installments of $300,000 upon execution of the $1M Loan and Security Agreement, $350,000 in July 2020 and $350,000 in September 2020. The loan accrues interest at a rate of 12% per annum, compounded annually, which is payable at maturity. The Company is also required to pay default interest at a rate of 18% per annum, compounded annually, on any unpaid amounts due at maturity until the loan amounts are fully re-paid. The loan is secured by substantially all of the Company’s assets and intellectual property.

The loan had an original maturity date of September 30, 2021 which was amended on September 30, 2021 making the note repayable on demand. The loan was amended again on November 3, 2021, extending the maturity to September 30, 2022. As consideration for the extension, we issued the $1M Lender Warrants to FRV and John Q. Adams Sr. For more information, see “Description of Capital Stock—Warrants—$1M Lender Warrants.” As of January 31, 2022, accrued and unpaid interest totaled $[            ].

The $1M Notes contain numerous events of default, including:

•	nonpayment of principal or interest;

•	the breach of any representation or warranty set forth in any of the documents and instruments executed and delivered in connection with the $1M Loan and Security Agreement, as amended;

•	cross default and cross acceleration to certain other indebtedness;

•	bankruptcy and judgments;

•	a final judgment or order for payment of money in excess of $10,000 rendered against the Company;

•	cessation of our operations; and

•

sale, conveyance or disposition of all or substantially all of the Company’s assets or the effectuation of a transaction or series of related transactions in which more than 50% of the voting power of the Company is transferred.

The $1M Notes do not contain any covenants, other than those that are defined as events of default and therefore listed above, that restrict our ability to conduct business.

We intend to use the net proceeds from this offering to repay this loan.

Paycheck Protection Program Loans

On April 20, 2020, the Company received loan proceeds in the amount of $250,200 under the Paycheck Protection Program, or the PPP, which was established as part of the Coronavirus Aid, Relief and Economic Security Act. Following the PPP guidelines, the loan was forgiven in November 2020.

On January 25, 2021, the Company received a second PPP loan in the amount of $250,200. Following the PPP guidelines, the loan was forgiven in June 2021.

Current Outlook

We have financed our operations to date primarily through the issuance of Common Stock, Preferred Stock and debt securities. We have incurred losses and generated negative cash flows from operations since inception.

Since inception, we have generated limited revenues from the sale of products through establishment of distributor relationships outside the U.S. during the development of the MyoVista. We require FDA clearance to market the MyoVista in the U.S. and do not expect to generate significant revenues from the sale of our device in the near future or prior to FDA clearance.

As of January 31, 2022, our cash and cash equivalents were $[            ]. We expect that our existing cash and cash equivalents as of the date of this prospectus will be sufficient to fund our current operations until [            ], without using the net proceeds from this offering and/or the net proceeds from exercise of existing warrants. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our research and development activities;

•	the costs of manufacturing our device;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

•	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through equity financings. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our device. This may raise substantial doubts about our ability to continue as a going concern.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of these financial statements in accordance with U.S. GAAP requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Our estimates are based on our knowledge of current events and actions we may undertake in the future and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions. We believe the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgements and estimates. For additional details regarding our critical accounting policies, see the “Financial Statements—Notes to the Financial Statements, Note 3.”

Determination of Fair Value of Common Stock

Given the absence of a public trading market of our Common Stock, and in accordance with the guidance as outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our Board of Directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our Common Stock including:

•	external market conditions affecting the medical devices industry and trends within the industry;

•	actual operating and financial performance;

•	current business conditions and projections;

•	the rights, preferences and privileges of our preferred stock relative to those of our common stock;

•	our financial condition and operating results, including our levels of available capital resources;

•	the progress of our research and development efforts;

•	equity market conditions affecting comparable public companies; and

•	general U.S. market conditions and the lack of marketability of our common stock.

Stock-Based Compensation

The Company accounts for employee and non-employee share-based compensation in accordance with the provisions of ASC 718, Compensation—Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant).

The estimated fair value of common stock option awards is calculated using the Black-Scholes option pricing model, based on key assumptions such as fair value of common stock, expected volatility, and expected term. These estimates require the input of subjective assumptions, including (i) the expected stock price volatility, (ii) the calculation of the expected term of the award, (iii) the risk-free rate and (iv) expected dividend yields. These assumptions are primarily based on third-party valuations, historical data, and judgement of management regarding future trends and other factors. The Company has estimated the expected term of its common stock options using the “simplified” method, whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option due to its lack of sufficient historical data. The expected volatility is based on third-party valuations. The risk-free interest rates for periods within the expected term of the option are based on the US Treasury securities with a maturity date that commensurate with the expected term of the associated award. There is no expected dividend yield since the Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future.

For stock options issued to employees and non-employees, the fair value of stock-based awards is recognized as compensation expense over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company uses a straight-line attribution method for all grants that include only a service condition. The Company accounts for forfeitures when they occur. Stock-based compensation expense recognized in the financial statements is reduced by actual awards forfeited.

Debt

For additional information regarding our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness.”

Pricing and Valuation of Inventories

Inventory consists of finished goods, work in progress, sub-assemblies and raw materials and is stated at the lower of cost or net realizable value using the first-in, first-out, referred to as the FIFO method. Reserves for slow-moving, excess, or obsolete inventories are recorded when required to reduce inventory values to their estimated net realizable values based on product life cycle, development plans, production expiration or quality issues. Inventory that is used for research and development are expensed as consumed.

Inventory is consumed for research and development purposes and product sales. The Company has not received FDA clearance to sell its MyoVista device in the United States and until FDA clearance occurs, the

MyoVista is subject to changes through research and development. While the majority of the Company’s inventory is intended for use in finished products to be sold post FDA clearance, management’s reserve methodology is to record a charge for inventory obsolescence and/or device development changes on an annual basis. The Company records any reserve charges in research and development expenses on the statements of operations.

Going Concern

In accordance with Accounting Standards Codification, or ASC, 205-40, Going Concern, management has evaluated whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. As of the end of Fiscal 2021, the Company had an accumulated retained deficit of $1.9 million. In addition, the Company has generated recurring losses and negative cash flows from operations since its inception. Based on its current business plan assumptions and expected cash burn rate, management believes that it has insufficient cash to fund its current operations without additional financing for the next 12 months. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

Management evaluated the significance of these conditions in relation to its ability to meet its obligations. The Company’s continued operations will depend on its ability to raise additional capital through various potential sources such as an IPO, equity and/or debt financings, or strategic relationships. The Company has implemented cost reduction measures and has continued its fundraising efforts as discussed in Note 12 of the financial statements. If the Company does not complete an IPO, the Company plans to continue to fund its operations and capital funding needs through a combination of private equity offerings, debt financings, and other sources. While a number of the Company’s investors have participated in multiple rounds of funding, management can provide no assurance that such financing or strategic relationships will be available which would likely have a material adverse effect on the Company and its financial statements. Additionally, the Company’s ability to continue as a going concern is dependent upon receiving FDA clearance and achieving profitable operations by commercializing its medical devices.

Therefore, there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern for a reasonable period.

The JOBS Act and Smaller Reporting Company Status

We are an “emerging growth company,” or EGC, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We will remain an EGC until the earliest of (i) the last day of our fiscal year (a) following the fifth anniversary of the completing of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (ii) in which we are deemed to be a large accelerated filer, which means the market value of our Common Stock that is held by non-affiliates exceeds $700.0 million as of the prior December 31st and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities over a three-year period.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements

BUSINESS

Company Overview

We are a medical technology company focused on applying innovative AI-based technology to an ECG (also known as an EKG) to expand and improve an ECG’s clinical usefulness. Our objective is to make an ECG a far more valuable cardiac screening tool, particularly in frontline or point-of-care clinical settings. HeartSciences’ first product candidate, the MyoVista, is a resting 12-lead ECG which provides diagnostic information related to cardiac dysfunction which has traditionally only been available through the use of cardiac imaging. The MyoVista also provides conventional ECG information in the same test. Our business model, which involves the use of the MyoVista device and consumables for each test, is “razorblade” as the electrodes used with the MyoVista are proprietary to HeartSciences, and new electrodes are required for every test performed.

There is currently no low-cost, front-line, medical device that is effective at screening for heart disease. As a result, frontline physicians face a significant challenge in determining if a patient has heart disease. In 2012, the USPSTF conducted an evaluation of conventional ECG testing and stated: “There is no good evidence that an ECG helps physicians predict heart risks in people with no symptoms any better than traditional considerations such as current or former smoking, blood pressure and cholesterol levels.” We believe the MyoVista will benefit patients, healthcare providers, healthcare payors and the like by providing improved frontline testing and referral processes for cardiac dysfunction caused by heart disease in patients of all ages or age-related cardiac dysfunction in elderly patients.

ECG devices record the electrical signals of a patient’s heart. There are three basic categories of heart disease: electrical (such as an arrhythmia), structural (such as valvular disease) and ischemic (such as coronary artery disease, or CAD). Conventional resting ECGs have limited sensitivity in detecting structural and ischemic disease and are typically used for diagnosing cardiac rhythm abnormalities, such as atrial fibrillation, also known as Afib, or acute coronary syndrome, such as a myocardial infarction, which is also known as a heart attack. However, traditional ECGs have a limited role in identifying cardiac dysfunction associated with structural and ischemic disease.

AI and machine learning provide the ability to create much more complex algorithms using much larger data sets which we believe can be applied to the electrical signals of a patient’s heart and to expand the capability of an ECG to be able to detect cardiac dysfunction. The MyoVista is a full function conventional resting 12-lead ECG device that also incorporates our proprietary, AI-based algorithm that detects cardiac dysfunction caused by heart disease and/or age-related cardiac dysfunction.

The editorial comment associated with the study titled “Prediction of Abnormal Myocardial Relaxation from Signal Processed Surface ECG” presented below discusses recent applications of machine learning to data derived from surface 12-lead ECGs in relation to cardiac dysfunction:

“These are some of the most significant advances in electrocardiography since its inception, which has historically had a limited, if any, role in the evaluation of cardiac dysfunction. In the past, our cardiovascular community was resigned to the fact that surface ECGs are poor indicators for cardiac dysfunction.”

Khurram Nasir, MD, MPH, MSC, Department of Cardiology, Houston Methodist DeBakey Heart & Vascular Center, Houston, Texas, et. al., Journal of American College of Cardiology Editorial Comment Volume 76 Number 8 2020.

Almost all forms of heart disease affect heart muscle, or cardiac, function including the early stages of heart disease prior to symptoms. Impaired cardiac function is first observed as impaired cardiac relaxation which is an early indicator of diastolic dysfunction and continues to increase in severity as heart disease progresses. The diastolic phase of the cardiac cycle occurs when the heart muscle relaxes (following contraction). Diastolic dysfunction may also be related to age-related cardiac dysfunction.

Patients that are diagnosed with cardiac dysfunction are typically evaluated by a cardiologist to determine the severity of their condition, its cause(s) and recommended treatment. Additional testing upon referral is often performed through an imaging diagnostic test called an echocardiogram, or echo, similar to an ultrasound. Further cardiac testing may also be required. Cardiology-based testing generally involves expensive imaging equipment, is performed by a specialist and involves expert interpretation.

The significant challenge in frontline healthcare environments, such as primary care, is the lack of a readily available test to screen for heart disease or related cardiac dysfunction caused by heart disease. As a result, cardiology referral decisions are often based on a patient’s risk factors and/or a conventional ECG test. Accordingly, many patients with heart disease are left undetected while many patients that are referred for subsequent testing receive a negative test, finding no heart disease and concluding that no treatment or intervention is required. We believe that adding the capability to detect cardiac dysfunction to a standard 12-lead resting ECG will be valuable for patients, physicians, health systems and third-party payors.

The ECG is a ubiquitous, relatively low-cost, simple and quick test, it is portable and can be performed in a wide range of clinical settings by a non-specialist clinician or clinical aide. For patients, early intervention often creates the best chance of a successful outcome by addressing a problem before symptoms develop. Preventative care can help patients avoid the long-term health implications and costs of acute care associated with heart attacks, heart failure and chronic disease.

New Class II devices or existing devices with new capabilities require De Novo premarket review. The MyoVista along with its proprietary software and hardware is classified as a Class II medical device by the FDA. Premarket review and clearance by the FDA for these devices is generally accomplished through the 510(k) premarket notification process or De Novo classification request, or petition process. The Company previously submitted a De Novo classification request in late 2019 that included clinical performance data. Based on feedback we received from our 2019 De Novo submission and further communications with the FDA during 2020, we concluded that we would need to undertake a new validation clinical study at institutions independent of those involved in collecting patient data used in the algorithm development process. The study protocol of this new validation clinical study was submitted to the FDA for review and, in May 2021, the FDA agreed that the study design should be acceptable and would be expected to provide statistical information on which the FDA can effectively evaluate the performance results of the MyoVista. The new validation study is currently underway and, once it is completed, we expect to incorporate the data we receive into a new De Novo submission. Additionally, EMC testing is required for all FDA electronic medical devices to ensure that electrical noise does not interfere with producing accurate results. The FDA also required additional testing related to electromagnetic compatibility due to testing guideline changes. Additional EMC testing is expected to be complete for the next FDA submission and we will include the results of such testing in the new De Novo submission mentioned above. The FDA’s De Novo classification authorization process generally takes from five to twelve months from the date the application is submitted but can take significantly longer. We expect to submit this new De Novo request later this year.

For additional information regarding the FDA regulatory process, see “Business—Government Regulation.”

Heart Disease Facts and Current ECG Testing Limitations

Heart disease refers to a variety of conditions that affect the heart—including heart rhythm problems, heart valve problems, genetic defects and blood-vessel diseases such as coronary artery disease. It is often referred to as the “silent killer” and, according to the American Heart Association, one in three patients are not properly diagnosed until after a heart attack occurs and 50% of men and 64% of women who died suddenly of coronary heart disease had no previous symptoms. Statistics published by the CDC show that in the United States heart disease is the leading cause of death for men, women, and people of most racial and ethnic groups. According to the CDC, one person dies from cardiovascular disease every 36 seconds and heart disease accounts for approximately one in four deaths. In 2018, 30.3 million U.S. adults were diagnosed with heart disease including 18.2 million adults with CAD. Approximately 605,000 patients in the U.S. have a heart attack each year with approximately 20% of deaths from CAD occurring in adults less than 65 years old. The scale of the problem is similar worldwide. In 2020, the World Health Organization confirmed that heart disease has remained the leading cause of death at the global level for the last 20 years. Ischemic heart disease now represents 16% of global deaths and an estimated 17.9 million people died from cardiovascular diseases in 2019, representing 32% of all global deaths.

As heart disease progresses to more acute stages, the cost to treat patients increases significantly. Cardiovascular disease is the leading cost to the healthcare system and is estimated to be responsible for one in every six healthcare dollars spent in the United States. Heart disease costs in the United States were approximately $363 billion in each of 2016 and 2017, including the cost of health care services, medicines, and lost productivity due to death. Governments, healthcare providers and payors are motivated to shift the diagnosis and management of these conditions to earlier stages where better patient outcomes can be delivered at lower costs.

There is currently no low-cost, front-line, medical device that is effective at screening for heart disease. As a result, frontline physicians face a significant challenge in determining if a patient has heart disease. The conventional ECG is thought of by many to be the front-line tool in cardiac testing, but it has poor sensitivity in detecting CAD or structural heart disease. According to Appropriate Use of Non-Invasive Testing for Diagnosis of Stable Coronary Artery Disease, an article published in the April 2014 issue of the Journal of European Society of Cardiology, current, conventional, resting 12-lead ECG devices have a 50% or less sensitivity in identifying CAD. In 2012, the USPSTF conducted an evaluation of conventional ECG testing and stated: “There is no good evidence that an ECG helps physicians predict heart risks in people with no symptoms any better than traditional considerations such as current or former smoking, blood pressure and cholesterol levels.” In 2018, the USPSTF reconfirmed (i) its recommendation not to screen with resting or exercise ECG testing for adults at low risk of CVD events and (ii) that it had found that there is also insufficient evidence to recommend screening with resting or exercise ECG tests for adults at intermediate or even high risk of CVD.

Despite the limitations of the conventional ECG and healthcare guidance around the world that recommends against its use for heart disease screening, in the absence of a better alternative, the ECG remains a ubiquitous and widely-used test throughout healthcare including non-cardiology settings. It is estimated that 1.5 to 3 million ECGs are performed worldwide every day, making it one of the most commonly used cardiac diagnostic tests and a fundamental tool in clinical practice. It is estimated that more than 100 million ECGs are performed each year in the United States. The 2018 National Ambulatory Medical Care Survey indicated that patient care physicians, excluding anesthesiologists and federal facilities such as VA clinics, ordered or provided 27 million ECG tests and 4 million stress ECGs at office visits, and the 2017 National Hospital Ambulatory Medical Care Survey showed that on ambulatory care visits to hospital emergency departments, an additional 28 million ECG tests were ordered or performed by hospital emergency departments.

Overuse of Expensive Cardiology-Based Diagnostic Testing

The absence of effective front-line or primary-care-based testing has resulted in the over-use of costly cardiology-based diagnostic tests. Noninvasive cardiac tests are significant contributors to healthcare costs, accounting for greater than 40% of Medicare Part B spending on medical imaging, or over $17 billion annually according to the CMS. There are a variety of effective, though expensive, diagnostic tests for patients used to detect heart disease. These are typically performed in a specialist cardiology or hospital setting and include:

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Stress ECG testing, a non-invasive diagnostic test with a cost of approximately $200 with, according to the American College of Cardiology, a sensitivity of 68% in the detection of CAD; typically performed in a cardiologist setting and requires the patient to run on a treadmill, which can be difficult for many patients. A study published in March 2018 by the American Heart Association, or AHA, demonstrated that among 553,027 patients that were younger than 65 that underwent stress testing, only 5.1% were hospitalized for a heart attack, required a stent, revascularization procedure or were referred for a coronary angiogram.

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Echocardiogram, a non-invasive diagnostic imaging test, similar to an ultrasound, that is effective in the detection of heart disease; however, the Medicare cost of an echo in a hospital is approximately $600 and can be as much as $3,000 if performed privately. The echo is frequently ordered by primary care physicians and is the most common cardiac imaging test upon referral. According to the 2018 National Ambulatory Medical Care Survey, office-based patient care physicians, excluding anesthesiologists and federal facilities such as VA clinics, ordered or provided 10 million echos. However, according to a December 2017 study in Clinical Cardiology that examined the appropriateness versus the value of echocardiograms ordered by primary care physicians, only 22% of patients had abnormalities and only 2.5% experienced a change in patient management that corresponded with the initial suspected diagnosis and echocardiographic findings.

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Cardiac imaging tests, such as nuclear stress tests and coronary CT angiograms, or CCTAs, alternatively can be conducted noninvasively, but typically cost $1,000 or more. There are more than 10 million cardiac imaging tests conducted in the United States each year. According to a study published by the AHA in September 2020 that reviewed previous CT test results of nearly 40,00 patients who underwent coronary CCTAs from January 2007 to December 2013, only 15.3% of patients had obstructive CAD. Despite the high negative outcome rates, exorbitant costs and high patient exposure to radiation, these tests remain commonplace.

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Coronary angiogram, an invasive test in which dye that is visible by X-ray is injected into the blood vessels of the heart. The X-ray machine rapidly takes a series of images (angiograms), offering a look at the patient’s blood vessels. Coronary angiogram is considered the “gold standard” for diagnosing coronary arterial disease and can cost in excess of $5,000. According to an article in the New England Journal of Medicine, in a large 2010 study which reviewed angiogram results of 400,000 patients, only 38% of patients (without known CAD) actually had obstructive CAD.

We believe that the referral process for cardiology testing is ineffective and costly for health systems due to the absence of an effective gateway test, particularly for primary care. Not only are many patients with heart disease missed, but most cardiology testing has a negative test result that requires no further treatment or testing.

Diastolic Dysfunction, an Early Indicator of Heart Disease

The symptoms and causes of cardiac dysfunction have been researched for many years. The causes of cardiac dysfunction during the contraction (systolic) phase, also called left ventricular reduced ejection fraction, have been well understood for many years. However, according to the American Heart Association Statistics Committee report in 2013, approximately 50% of patients with heart failure symptoms have ejection fraction measures that are not markedly abnormal. In addition, multiple articles published by the NIH state that approximately 50% of HF cases are due to severe diastolic dysfunction, also called heart failure with preserved ejection fraction or HFpEF. As a result, understanding the causes and progression of diastolic dysfunction has become a key area of scientific and clinical interest. This research has led to the understanding that almost all patients with systolic dysfunction also have diastolic dysfunction and almost all types of heart disease including CAD, valvular disease, cardiomyopathy, hypertension, congenital heart disease, and pericardial disease induce diastolic dysfunction.

According to an article by Dr. Dalane W. Kitzman, MD and Dr. William C. Little, MD published in the February 14, 2012 issue of the Journal of the American Heart Association, diastolic dysfunction is not only an indicator of systolic dysfunction, it is a sensitive indicator of cardiovascular dysfunction. According to this research, since left ventricular diastolic function is impaired by all of the common pathological processes that affect LV function or produce LV hypertrophy or fibrosis, including hypertension, diabetes, ischemia, myocarditis, toxins, and infiltrative cardiomyopathies, LV diastolic dysfunction, or LVDD, begins early in the heart disease process and continues to increase in severity as heart disease progresses. LVDD is now recognized as one of the earliest signs of heart disease and typical onset occurs when a patient is still asymptomatic. We believe that the early detection of diastolic dysfunction can be a valuable marker for almost all forms of heart disease and age-related cardiac abnormalities that may otherwise be missed by current conventional ECG devices.

The myocardial ischemic cascade diagram below is a standard diagram in cardiology that illustrates the sequence of events that take place as ischemia (lack of blood supply to the heart) increases in severity. As noted below, the first detectable changes during the early stages of heart disease are in the diastolic phase. Conventional ECG changes, if seen at all, occur much later in the disease process. However, diastolic dysfunction continues to act as a reliable marker as heart disease progresses as the severity of dysfunction increases.

The proprietary MyoVista wavECG algorithm, or the MyoVista Algorithm, is designed to detect abnormally slow relaxation rates during the early diastolic phase of the cardiac cycle, an early indicator for diastolic dysfunction. The algorithm was designed based on an echocardiogram measure known as e-prime which is a key echocardiographic measure of left ventricular diastolic function. The e-prime measurement calculates the maximum left ventricle longitudinal tissue velocities during the early diastolic phase. The echo measurement is taken from two different points, the septal and lateral side of the mitral valve annulus. Abnormal left ventricular relaxation rates as defined by the 2016 guidelines from the American Society of Echocardiography are septal <7cm/sec and lateral <10 cm/sec.

Product and Technology

The MyoVista device has been developed in response to the recent understanding that most forms of heart disease are associated with left ventricular, or LV, relaxation abnormalities and diastolic dysfunction. MyoVista is a 12-lead resting ECG device that features a proprietary algorithm developed to detect cardiac dysfunction in the diastolic phase, specifically slower than normal left ventricular relaxation rates as defined by the American Society of Echocardiology Guidelines.

The MyoVista also includes the capabilities of a full-featured conventional 12-lead resting ECG including analysis using the Glasgow Algorithm, also known as the Glasgow ECG Interpretation Algorithm. Developed by

the University of Glasgow in the UK, the 12-lead ECG Analysis Algorithm has been relied upon for more than 35 years and is a widely respected resting ECG interpretive algorithms. The Glasgow Algorithm was developed and has been continuously improved over the years by a team of world-renowned ECG researchers. The Glasgow Algorithm is licensed to the Company pursuant to the Glasgow License Agreement. For additional information regarding the Glasgow Algorithm and our license, see “—Intellectual Property—Glasgow License Agreement.”

In the MyoVista, the conventional ECG (including the Glasgow Algorithm) and our proprietary algorithm for detection of diastolic abnormalities are combined as a single test with results presented separately. The MyoVista has a high-resolution touchscreen display and incorporates many easy and intuitive to use features commonly associated with a tablet device. The MyoVista’s design focuses on ease of use and features include:

•	Wall mount and cart mount capabilities as well as tabletop.

•	Locking capability to a cart or table to prevent theft.

•	A backup lithium-ion battery to provide power if moving from location to location within an environment or if power has been lost.

•	A large 15.6” touch screen with very high resolution and contrast providing a quality color image on which to view a patient’s results, which is easily wiped clean for infection control purposes.

•	Gesture feature capabilities have been added for ease of use.

•	A touch screen that is designed to function even when the clinician is wearing latex gloves.

•	A touchscreen keyboard as well as the ability to connect a traditional keyboard.

•	An available HDMI display port to provide an oversized screen as a viewing option.

•	Electronic medical records integration capabilities that is critical for large hospitals.

•	Interpretive analysis software of the Glasgow Algorithm.

MyoVista device with 1 lead view of signal processed waveform

The MyoVista is intended for use in a clinical setting, by a clinician or other trained personnel who are acting on the orders of a licensed physician. It is not intended for use as a sole means of diagnosis and the information provided is only significant when used in conjunction with a physician review and consideration of all other relevant patient data.

The MyoVista uses electrical information from the heart captured during a standard resting 12-lead ECG test as inputs to a proprietary AI-based algorithm. The device then extracts additional frequency content from the electrical signal once captured using wavelet transform based signal processing to provide additional valuable inputs to the AI-based algorithm. A wavelet is a mathematical function used to divide a continuous-time signal into its different frequency components. A wavelet transform is the representation of the converted signal by wavelets. Wavelet transform mathematics has emerged over recent years as a valuable time–frequency analysis tool. It has been particularly useful in applications related to bio-signal processing such as ECG electrical signals. Our signal processing patents relate to the extraction and use of certain frequency related data from the signal processed ECG which are used to produce more accurate and effective algorithms. For more information about our patents, please refer to “—Intellectual Property.”

We have conducted multiple comparisons related to the additional algorithm performance benefits using the frequency information gathered through signal processing by comparing the number of frequency variables used in any given algorithm as compared to conventional ECG inputs and their related statistical significance. The frequency variables generated by the MyoVista consistently rank in the top-tier of statistically significant input variables to our AI algorithm and make up a significant overall percentage of the selected input variables as compared to the conventional ECG variables. During a 20-second test, more than 1,000 pieces of extracted data points may be obtained. The software on the device preselects which of the data variables represent the most valuable inputs for the cardiac dysfunction algorithm and uses those to perform an assessment. The output results of the test are provided as indicators and associated statements.

MyoVista Proprietary Algorithm Indications and Statements

The MyoVista Algorithm is designed to detect whether a patient is negative or positive for abnormally slow left ventricular diastolic relaxation rates as defined by the American Society of Echocardiography. For patients whose results are highly positive or highly negative, the probability that the test is accurate is especially high. For patients that are borderline, the results mean that it is likely that the patient is close to the guideline thresholds and therefore the test produces borderline results.

The MyoVista has multiple reporting options which can be configured in the settings menu and includes an option for a clinical interpretation report. The clinical interpretation report includes clinical performance information observed in a reference clinical study population to provide context to a patient’s wavECG test results and assists interpretation by a physician. The device also performs all conventional ECG assessments including software-based automated ECG interpretation through incorporation of the Glasgow Algorithm.

MyoVista Device screen image with descriptions

MyoVista Patented Center Post Electrode Systems

Electrodes are the sticky patches that are applied to the skin to capture the ECG signal. The MyoVista Center Post Electrodes pictured below are high quality, single-use disposable ECG electrodes that are designed to be used exclusively with the MyoVista. A new set of electrodes is required for each test.

Unlike a conventional ECG, the MyoVista analyzes frequency content from the heart’s electrical signal. The MyoVista requires high-quality, low impedance signal capture to ensure clinical efficacy. Accordingly, we have developed a patented cable connection and high-quality electrode system that is unique to us. The design of the electrodes includes a hollow center post connector (pictured below) that aligns firmly to the complementing post design on the cable grabber, allowing for a secure connection to help overcome the challenges of stable signal capture and induced signal noise that are common in other style electrodes.

Our proprietary electrodes are applied to the skin using high-quality electrode hydrogel. The hydrogel is designed to provide improved conductivity of electrical signals and optimize consistent high-quality signal capture. Electrical tests per the Association for the Advancement of Medical Instrumentation, or AAMI,

standards were performed and demonstrated improved performance over multiple major brands of electrodes. The hydrogel adhesive, while easily repositionable, provides a comfortable and firm adhesion that provides positive contact with the skin surface and ensures optimal signal transmission and minimal signal noise. The electrodes also provide optimal skin contact while accommodating easy, painless removal after single use. The electrodes have passed the International Organization for Standardization, standard ISO 10993-1for biocompatibility testing for skin sensitivity and irritations.

Previous FDA De Novo Submission

The Company previously submitted a De Novo classification request in late 2019 that included clinical performance data obtained using a clinical validation dataset made up of patient’s ECGs collected during clinical studies. The data set used for performance validation was not used during construction of the algorithm and was held out separately for performance testing purposes only. Based on feedback we received from our 2019 De Novo submission as well as additional communications with the FDA during 2020, we concluded that we would need to undertake a new validation clinical study at institutions that are independent of those involved in the collection of patient data used in the algorithm development process. The study protocol of this new validation clinical study was submitted to the FDA for review and in May 2021, the FDA agreed that the study appeared to provide a sufficient amount of statistical information such that the FDA could effectively evaluate the MyoVista’s diagnostic performance results. The new validation study is currently underway and, once it is completed, we will incorporate the data we receive into a new De Novo Submission. We anticipate that we will submit this new De Novo request later this year. Additionally, EMC testing is required for all FDA electronic medical devices to ensure that electrical noise does not interfere with producing accurate results. The FDA also required additional testing related to electromagnetic compatibility due to testing guideline changes. Additional EMC testing is expected to be complete for the next FDA submission and we will include the results of such testing in the new De Novo submission mentioned above. The FDA’s De Novo classification authorization process generally takes from five to twelve months from the date the application is submitted but can take significantly longer.

Based on feedback from the 2019 De Novo submission and subsequent interaction with the FDA, multiple other changes have already been incorporated into the device and associated documentation, including software, user interface changes, documentation, and test report information, layout, style and language. For additional information regarding the FDA regulatory process, see “Business—Government Regulation.”

The previous algorithm validation dataset that was submitted as part of the previous De Novo submission included 343 patients. The 343-patient dataset was captured as part of a data collection effort with multiple institutions to build and validate the performance of the diastolic relaxation abnormalities algorithm. The previous validation dataset was kept separate from the algorithm development dataset and was not used during algorithm development. The results of the 343-patient validation that formed part of the prior De Novo submission are provided below. The device output indicates a patient as either Highly Negative, Negative, Borderline, Positive and Highly Positive for left ventricular relaxation abnormalities. Because the proprietary algorithm contains a borderline result (which is the same for a conventional ECG interpretive analysis), overall algorithm performance results are measured twice; once with borderline patients classified as negative, and once with borderline patients classified as positive. The 343-patient dataset had 16.9% of patients indicated as borderline.

	SENSITIVITY	SPECIFICITY	ACCURACY
Borderline Positive	94%	70%	84%
Borderline Negative	82%	92%	86%

For additional information regarding government regulations and the regulatory authorization process, including the FDA’s authorization or clearance, see “—Government Regulations.”

Market Opportunity

Diagnostic Gap

The significant diagnostic gap in heart disease is early identification. Heart disease often remains asymptomatic for many years as disease progresses until it reaches an acute stage, at which point many patients have a heart attack or die without prior diagnosis of disease. For this reason, heart disease is often referred to as the “silent killer.”

Frontline physicians face a significant challenge in identifying cardiac disease early. There is currently no low-cost, front-line, medical device which is effective at screening for heart disease. According to the 2018 National Ambulatory Medical Care Survey, 72% of office visits involved patients having one or more of the main cardiac risk factors of hypertension, hyperlipidemia, diabetes, or obesity. In the absence of a low-cost, front-line, medical device which is effective at screening for heart disease, frontline healthcare providers rely predominantly on a patient’s risk factors. Despite its poor sensitivity and limited ability to identify cardiac dysfunction associated with structural and ischemic disease, the conventional ECG test still remains widely used by frontline physicians. As a result of its current limitations, many patients with heart disease go undiagnosed, and many patients referred to cardiology for subsequent testing do not have heart disease.

In 2012, the USPSTF stated that there is no good evidence that an ECG helps physicians predict heart risks in people with no symptoms any better than traditional considerations such as smoking, blood pressure and cholesterol levels, acknowledging the diagnostic gap that currently exists.

In addition, according to the CDC, cardiovascular disease remains the biggest cost for the US healthcare system at approximately $216 billion per year. The cost of treating acute cardiac events and heart failure is especially high in comparison to preventative treatment. Governments, healthcare providers and third-party payors are focused on shifting the diagnosis and management of heart disease to earlier stages where better patient outcomes can be delivered at lower cost; however, to make substantial progress in improving patient outcomes at lower costs, the existing diagnostic gap needs to be closed.

Changing Demographics

Heart disease is most commonly found in individuals age 65 and older with incidences of heart disease increasing at 65 years for men and 71.8 years for women. According to the Organization for Economic Co-operation and Development, advances in the field of medicine have led to an increase in life expectancy which, as of 2019, was estimated to average 78.9 years for a person in the U.S., up from 75.4 years in 1990. As life expectancy increases, the average age of the population is expected to increase. According to the HHS, the population age 65 and older increased from 38.8 million in 2008 to 52.4 million in 2018 (a 35% increase) and is projected to reach 94.7 million in 2060. By 2030, more than 20 percent of U.S. residents are projected to be age 65 and over. Since heart disease is most common in elderly individuals, and that population pool is increasing, we believe there is a significant opportunity for a device such as the MyoVista.

Growing ECG Market

The demand for electrocardiograph devices and related supplies known as electrodes is on the rise worldwide. Despite the limitations of the conventional ECG and healthcare guidance around the world that recommends against its use for screening, in the absence of a better alternative, the ECG remains a ubiquitous and widely-used test throughout healthcare including non-cardiology settings. It is estimated that 1.5 million to 3.0 million ECGs are performed worldwide every day, making it one of the most commonly used diagnostic tests in healthcare and a fundamental tool in clinical practice. It is estimated that more than 100 million ECGs are performed each year in the United States. The 2018 National Ambulatory Medical Care Survey reflected that office-based patient care physicians, excluding anesthesiologists and federal facilities such as VA clinics, ordered or provided 27 million ECG tests and four million stress ECGs during office visits and the 2017 National Hospital Ambulatory Medical Care Survey showed that during ambulatory care visits to hospital emergency departments an additional 28 million ECG tests were ordered or performed by hospital emergency departments.

According to Markets and Markets Global Diagnostic ECG, approximately 770,000 ECG devices were estimated to have been sold worldwide in 2015. We expect changing demographics, such as the aging population and increasing rates of obesity, to contribute to even greater numbers of cardio-related testing, and therefore ECG devices and supply usage, over the coming years. According to Markets and Markets Diagnostic ECG Market (2019-2024), the global diagnostic ECG device market excluding supplies is approximately $7.5 billion per year and projected to be valued at $10.3 billion in 2024 with an expected 6.4% compounded annual growth rate, or CAGR.

Impetus to Identify Risks Earlier for More Effective Low-Cost Testing

A key goal of the HHS is reducing healthcare costs. This places pressure on physicians and healthcare institutions to contain healthcare costs. Additionally, one of the key objectives of HHS’s Healthy People 2030, is to increase preventive care for people of all ages. We believe that efforts towards preventive care and maintenance will lead to more testing for high-risk individuals and patients that have existing cardiac conditions. This trend, we believe, in tandem with the push to shorten hospital stays, has created an impetus to identify pre-symptomatic patients at risk more effectively at the front-line physician or clinic level and to treat recovering cardiac patients through outpatient care and rehabilitation.

Changing Nature of Healthcare Providers

The delivery of healthcare in the U.S. is evolving. Alternative treatment sites, such as retail clinics, concierge medicine, urgent care clinics and ambulatory surgical centers deliver care from qualified providers in settings outside of emergency departments, hospitals or traditional physician offices. We expect this trend to accelerate the drive to provide more effective preventative care and represents a significant opportunity for the introduction of MyoVista as a new medical device that offers an enhanced ability to screen for heart disease.

Retail Clinics. Retail clinics have seen significant growth and, according to a report by The Insight Partners titled, “Retail Clinics Market to 2027,” the global retail clinics market is expected to reach $8.1 billion in 2027 and increase from $3.4 billion in 2018. In the U.S., major players operating retail clinics include The Kroger Co., CVS Health, Rite Aid Corp, Walmart Inc., and Walgreens Co. Walmart alone has announced that it intends to have 4,000 primary care “supercenters” in stores by 2029 having opened its first one in 2019. Walmart and other retail clinic providers are seeking to radically change frontline health delivery by offering access to convenient, low-cost medical testing and treatment either with or without traditional insurance.

Concierge Medicine. Concierge medicine is increasing rapidly in the U.S. According to a 2021 report by Research and Markets, the U.S. concierge medicine market is expected to reach $10.0 billion by 2028 and is expected to expand at a CAGR of 9.39% from 2021 to 2028. Increased waiting time for physician appointments, shortage of physicians and rising prevalence of chronic diseases are driving patients from conventional settings to non-traditional care settings. This, along with increased face time with physicians and a focus on preventive care, is driving the growth of the market.

Urgent Care Clinics. Urgent Care Clinics market sector has exhibited strong growth. According to IBIS World market research, shifting consumer preference to the convenience and timesaving of urgent care, coupled with rising hospital emergency care costs and a shortage of primary care physicians, has stimulated demand for industry services. In response, industry revenue is anticipated to grow at an annualized rate of 4.6% to $40.3 billion during 2022. An increase in the number of insured Americans has benefited industry operators due to the Affordable Care Act, or ACA. There are currently over 9,500 urgent care centers in the U.S.

Ambulatory Surgical Centers. According to a 2018 Research and Markets report on ambulatory surgical centers, the number of freestanding surgical centers has been expanding over the last decade, experiencing strong growth. As a result of this growth, the number of outpatient surgical procedures performed in ambulatory surgery centers increased by 32% from 2005 to 2017.

We believe that this scale of cardiac disease as well as changing demographics, growing ECG market, impetus to identify risks earlier for more effective low-cost testing, along with the increasing number and type of health care settings creates a significant opportunity for a device such as the MyoVista.

Capitation Provides an Incentive to Identify Medicare Advantage Patients

Healthcare providers are paid either through fee-for-service or capitation. Fee-for-service is a payment model where services are unbundled and paid for separately. In health care, the fee-for-service payment model incentivizes physicians to provide more treatments because payment is dependent on the quantity, rather than quality of care. Capitation is a payment arrangement that pays a physician or group of physicians a set amount for each enrolled person assigned to them, per period of time, whether or not that person seeks care. Under capitation, the amount of remuneration is based on the average expected healthcare utilization of that patient, with greater payment for patients with significant history of medical problems.

Approximately 42% (approximately 26 million people) of those covered by Medicare, according to CMS, are enrolled in a Medicare Advantage plan. With respect to these patients, CMS pays capitation to healthcare providers. CMS uses risk adjustment to adjust capitation payments to health plans, either higher or lower, to account for the differences in health costs of individuals such as heart failure, CAD, angina and valvular heart disease. Accordingly, under CMS guidelines, risk factor adjustments per patient will provide payment that is higher for sicker patients who have conditions where diagnosis codes are documented in the medical record as a result of a face-to-face visit. Therefore, there is a financial incentive to identify those Medicare Advantage patients that are sicker, including those that have undiagnosed ailments such as heart disease. We believe that undiagnosed heart disease represents a significant problem, and we believe insurance plans that have a high number of Medicare Advantage patients could be a target market for MyoVista testing.

Market Strategy

General

Our objective is to make the MyoVista wavECG a standard-of-care, as an affordable, and valuable medical test.

Our business model, which involves the capital sale of the MyoVista device and the use of proprietary supplies (electrodes) for each test, is “razor-razorblade”. The electrode connection system is patented, and the electrodes are superior quality to facilitate high quality, stable ECG signal capture. This is an important aspect of the MyoVista, as the MyoVista also analyses frequency data along with conventional ECG information. The proprietary electrodes would provide recurring per-test revenue for each MyoVista device sold. Unlike many new healthcare products, we do not expect or need to rely on high charges because of our recurring revenue business model.

Our go-to market strategy focuses on device adoption rather than price maximization and we aim to ensure that the purchase price of the MyoVista is affordable. A major brand full-featured, resting 12-lead ECG, such as GE and Phillips, typically costs between $5,000 to $10,000 and we anticipate pricing our device competitively by setting the price for the MyoVista at the lower end of that range. As conventional ECGs are typically used multiple times per day (in a high use environment this could be as much as thirty times per day), the annual revenue from electrodes per device-in-use could exceed that of the upfront sale of the unit.

We intend to develop a direct sales force and to target hospitals, physicians’ offices as well as large retail healthcare organizations. We intend to use technical presentations, peer reviewed clinical data, and reference sites to achieve penetration of these markets. We also expect to expand our medical advisory board, conduct clinical trials with KOLs to generate the necessary clinical evidence in various healthcare settings, as well as establish reference sites among these customers.

Communicating the benefits and value to the medical community, while at the same time creating brand awareness, is fundamental to our marketing strategy. We anticipate that we will participate in a number of healthcare industry tradeshow events such as the American Heart Association and regional primary care events. Participating in these events will be in addition to limited advertising in key medical publications and targeted social media campaigns to increase awareness of MyoVista and its benefits.

We will also consider offering potential purchasers different financing options or models to assist them with certain costs related to the MyoVista such as, up-front costs related to purchasing the device or a licensing model charging a monthly fee, a is fairly common practice in healthcare.

Territories

Our initial sales focus will primarily be within the U.S. We intend to market the MyoVista in the U.S. using a direct sales force following FDA clearance. Outside of the U.S., for markets such as Europe and Latin America, we will utilize medical device distributors that have existing healthcare provider relationships and experience selling ECG devices, that will be supported by a small number of local field personnel.

The Company previously achieved regulatory compliance in Europe under the EU Medical Devices Directive or MDD in February 2017. With EU compliance, the Company is permitted to affix a certificate of conformity called a CE Mark denoting that the device is allowed to be marketed, This provided the Company with a limited number of distributor relationships in Europe including Neovitalis Aps, whose territory covers Denmark, Sweden, Norway and Finland, and also a relationship with Heart Medical Europe BV, whose territory covers Belgium, Netherlands and Luxembourg. These prior relationships aided the Company in development of the final version of the MyoVista device and its related proprietary software by eliciting feedback from KOLs in Europe. The MDD regulatory framework was established on June 14, 1993 but has since been replaced by EU MDR which became effective in May 2021. In order to sell medical devices in member countries of the European Economic Area, or EEA, our device must now comply with the requirements of the newer, updated regulatory framework or EU MDR. In October 2021, the Company submitted the documentation required to establish compliance with EU MDR. The submission of the technical file is currently under review. If the submission is found to comply with the new requirements, a new certificate of conformity will be issued to verify the Company’s compliance with EU MDR. An updated CE mark certificate under EU MDR will entitle the Company to market the MyoVista in the European Economic Area. The Company intends to pursue limited efforts in Europe though these distributor relationships as well as a limited number of additional distributor relationships outside the U.S. See “—FDA and other Government Regulation” for additional information.

Potential Markets

We believe that there is a large variety of potential markets for the MyoVista. Conventional ECGs are used throughout healthcare in almost every clinical setting including clinics, doctor’s offices, urgent care centers, and hospitals. In many of those settings, the additional information on cardiac dysfunction provided by the MyoVista in addition to the conventional ECG information it provides could be extremely valuable. MyoVista’s range of applications and potential uses are vast, including:

•	Primary care—providing front-line cardiac testing/referral tool, heart disease screening.

•	Retail Healthcare—such as CVS, Walmart and Walgreens.

•	Emergency Departments—providing enhanced ECG testing for emergency room patients.

•	Cardiologists—providing prescreening cardiology patients

•	Hospitals —providing in-patient testing or testing prior to discharge, particularly cardiac wards.

•	Surgery—providing pre-anesthesia testing, pre/post intervention

•	Life Insurance testing—providing ECGs are sometimes required in connection with the issuance of life insurance policies.

•	Specialty Environments—such as cardiomyopathy, cardiac oncology, drug trials, heart failure, and diabetes.

•	Athlete testing—providing cardiac screening programs for athletes.

Early Target Markets

Initially, our focus markets will be: (i) cardiology; (ii) primary care providers that serve upper to middle income regions including concierge medicine providers; (iii) retail clinics and cardiac screening providers; and (iv) insurers with significant numbers of Medicare Advantage patients.

Cardiology. According to the American College of Cardiology, there are approximately 23,000 cardiologists in the U.S. We do not believe that cardiology will be the principal market for MyoVista as cardiologists diagnose specific heart disease conditions rather than screen for heart disease. Nonetheless, we intend to have an early focus on leading cardiologists or key opinion leaders, known as KOLs. We have experience internationally with KOL engagement and believe that building advocacy through KOLs and other respected cardiologists will be important as we seek to establish our new technology.

The Company intends to hire sales representatives that have experience presenting new medical devices to cardiologists. The initial focus will be on cardiology centers of excellence and working to generate sales and daily use at these institutions. The field team will also act as a liaison with HeartSciences clinical staff as clinical study opportunities present themselves. We believe that building clinical evidence, particularly for specific clinical indications for use, such as hypertensive patients, will be a key pillar not only in our discussions with payors, but also as a driver for competitive differentiation and adoption.

Primary Care and Concierge Medicine. According to the HHS, there are approximately 209,000 primary care physicians in the U.S., not including pediatricians. The 2018 National Ambulatory Medical Care Survey showed that there were 860 million visits to nonfederal office-based patient care physicians of which approximately 50% were to primary care physicians. According to a 2021 report by Research and Markets, the U.S. concierge medicine market size is expected to reach $10.0 billion by 2028 and is expected to expand at a CAGR of 9.39% from 2021 to 2028. In 2016, there were approximately 12,000 physicians that provide some level of concierge services with over half being either family medicine 32% or internal medicine 23%.

Informal feedback to date from concierge physicians and primary care physicians that serve upper to middle income regions indicates that a patient pay charge for utilizing the MyoVista would be generally accepted which creates revenue potential and value for the physician. This would be in addition to reimbursement for the conventional ECG test provided by the MyoVista. The Company intends to initially hire sales representatives that will focus on these physicians in densely populated middle income to affluent regions of the U.S.

Additionally, primary care and concierge medicine clinics that are not hospital based usually have flexible procurement processes and physicians have greater autonomy related to purchasing decisions for lower cost capital equipment. Concierge medicine is increasing rapidly in the U.S.

In order to take advantage of the market opportunity of selling to primary care physicians and concierge physicians:

•	We intend to create specialized marketing, sales, education and training materials focused on the primary care market.

•	The sales team will focus on demonstrating ease of use and clinical advantages as well as present the financial advantages of using the MyoVista device.

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We will focus on practices in higher income areas initially. We believe that these practices tend to have more financial flexibility to purchase new devices. There are approximately 209,000 primary care physicians excluding pediatricians as well as 24,000 cardiologists. Sales efforts on specialized clinical areas will increase over time as the salesforce expands.

With initial reimbursement codes being the same as a conventional resting 12-lead ECG, a MyoVista test is profitable in cardiology and hospital environments as well as primary care providers whose patient populations are not fundamentally reliant on Medicare. Moreover, the Company believes there is a significant opportunity in additional specialty areas but the sales process will take longer since there would need to be a body of clinical evidence that the MyoVista is effective in these additional clinical use areas.

Competitive Advantages

The MyoVista provides several competitive advantages compared to traditional ECG devices:

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Price comparability. A major brand, full-feature, resting 12-lead ECG typically costs between $5,000 to $10,000. We anticipate pricing our device competitively by setting the price for the MyoVista at the lower end of the range for a good-quality conventional ECG from a mainstream manufacturer. We believe that competitive pricing will help us to increase adoption of the MyoVista.

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Familiarity of use and protocol. The conventional ECG is the most common cardiac test and is used in almost all areas of healthcare and is often performed by a physician assistant or a nurse, rather than a physician. The MyoVista provides both conventional ECG information and proprietary cardiac dysfunction information in a single test, using standard 12-lead ECG testing protocols with standard lead placement. This makes the MyoVista easy to use and, consequently, easy to train people to use. The complexities that come with training a person to use new technology in medicine often prevents the adoption of new technologies and devices in medicine. We believe that by being easy to use with minimal training requirements, the MyoVista has a competitive advantage over other, more complicated devices.

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Positioned at the forefront of electrocardiography. There have been very few significant changes in the efficacy of electrocardiography for many decades. We believe that positioning MyoVista at the forefront of science will attract healthcare providers.

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Health system savings. We believe that the MyoVista has the opportunity to generate significant cost savings to healthcare systems by improving earlier diagnosis and reducing unnecessary referrals to cardiology that lead to unnecessary testing.

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Physician Profitability. We believe that MyoVista will offer primary care physicians a significant advance in their ability to assess patient heart health. Multiple primary care physicians have informally advised HeartSciences that they would expect to charge additional out-of-pocket patient fees of $25 to $100 for the additional cardiac dysfunction diagnostic element of the MyoVista testing until available reimbursement for this portion of MyoVista testing is available. Even based on low usage and competitive pricing, the payback on the capital cost of the MyoVista (for example $5,000) would be realized quickly. We also expect lease or debt financing to be available (through third parties) which would permit the doctor to avoid the need for an upfront capital cost to acquire the device. In high use environments such as a cardiac screening clinic, hospital or family practice office, we expect the financial returns to be significant especially as available reimbursement increases. We intend to develop financial models demonstrating the potential profitability and establish reference sites that are using the MyoVista.

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Razor/Razorblade Business Model. Sales of the MyoVista will be accompanied by our specialized electrodes, which are recurring consumable supplies, generating revenue from every test. The MyoVista is extremely sensitive and requires the use of high-quality electrodes to ensure clinical efficacy. To aid in accomplishing clinical efficiency, we will sell our proprietary electrodes incorporating a patented security system unique to us. These electrodes are a onetime use item thereby providing revenue for each test. We believe that the sale of our proprietary electrodes could also provide us with the ability to maximize revenue and profitability through pricing structures focused on adoption strategies rather than price maximization.

Reimbursement

In addition to penetrating the health care settings described above, a key element of our strategy is to qualify for third-party payor reimbursement. This strategy has two stages. During the first stage, upon FDA approval, we intend to seek the support of the American College of Cardiology, or ACC, to use existing Current Procedural Terminology, or CPT, codes for the standard ECG functionality of MyoVista. CPT codes are numbers assigned to each task or service provided by a healthcare provider including medical, surgical and diagnostic services. Insurers use the numbers to determine the amount to pay a provider. Once approved by ACC, this will provide physicians with the ability to use existing 12-lead ECG reimbursement codes. Reimbursement for existing ECG testing procedures with interpretation and report ranges from approximately $17 to $55 depending on the type of healthcare facility. These charges will go directly to the healthcare facility/physician.

The existing procedure codes are:

•	CPT 93799: Unlisted cardiovascular procedure (not otherwise classified)

•	CPT 93000: Electrocardiogram, routine ECG with at least 12 leads; includes running test, interpretation and report

•	CPT 93005: Electrocardiogram, routine ECG with at least 12 leads; testing only, without interpretation and report

•	CPT 93010: Electrocardiogram, routine ECG with at least 12 leads, interpretation and report only

After this initial stage, our longer-term strategy is to obtain additional reimbursement for the MyoVista capabilities related to detecting cardiac dysfunction. If we are successful, this would provide total potential reimbursement that is greater than reimbursement for conventional ECG devices, placing the MyoVista at a competitive advantage. Any additional CPTs or modifiers that are issued and recognized for the MyoVista related to our longer-term reimbursement strategy will provide a revenue advantage as compared to reimbursement for conventional ECG devices.

Category III code. New technologies must meet AMA’s Level of Evidence and the Use Requirement, so a Category III code will be issued as a precursor to a final Category I code. Category III codes are generally temporary codes requiring additional studies and individual payor efforts to obtain coverage from each payor. Individual payors do not initially provide reimbursement for Category III codes so each payor will need clinical evidence that demonstrates the benefits of the MyoVista based cardiac dysfunction testing.

Category I code. Category I codes are long term codes that are expected to be in use for many years. Generally, to obtain this code, five peer-reviewed publications from at least two different patient populations are required. All third-party payors typically pay CAT I coded diagnostic testing procedures. Approval by the AMA CPT Editorial Panel of new or expanded CPT codes for the MyoVista ultimately could provide a revenue advantage as compared to reimbursement for conventional ECG devices.

New Tech Ambulatory Payment Classification (or APC) code. The new tech APC code is utilized for new and significant technologies which warrant having a unique code under the Healthcare Common Procedure Coding System, or HCPCS. An HCPCS is a payment code issued by the Centers for Medicare and Medicaid Services, or CMS, for use in ambulatory outpatient hospital environments and certain integrated practices. Once the device receives FDA clearance, the Company intends to quickly file an application for a cardiac dysfunction APC code for the MyoVista. If the application is successful, it would provide enhanced revenue over existing conventional ECG devices in a hospital integrated practice such as a cardiology practice.

Competition

The medical device industry is characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. There are many medical device companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to the MyoVista. Competitors could include traditional ECG manufacturers such as GE, Philips, and Nihon Kohden Corporation that may seek to innovate due to competition from HeartSciences, and new competitors that also see the opportunity to finally innovate in a market that has significant need for improved products and technology change. The current ECG device manufacturers with the greatest market share are GE, Philips, and Hill-Rom Holdings, Inc., or Hill-Rom. The leading competitors in the ECG market have substantially greater name recognition and financial, technical, manufacturing, marketing, research and development resources, and experience obtaining the FDA and other regulatory clearances of those devices and commercializing those devices around the world.

There are additional competitors that are using AI to innovate in electrocardiography including:

•	AliveCor Inc., a commercial stage developer of cardiac monitoring devices and applications for heart health monitoring. AliveCor’s ECG recorder has received FDA clearance.

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Heart Output Input, Inc., or Heartio, a development stage, digital diagnostic utilizing AI in a cloud-based software tool used in conjunction with electrocardiograms to help emergency providers more effectively stratify patient risk and make admit/discharge decisions. Heartio currently does not have any FDA clearance or authorization.

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Corvista Health Inc., a development stage ECG device company with a proprietary platform focused on diagnosing heart failure, coronary artery disease, and pulmonary hypertension. Corvista currently does not have any FDA clearance or authorization.

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Anumana Inc., a development stage company funded by the MayoClinic focused on developing AI-enabled ECG algorithms for physician use, integrating point-of-care applications into existing workflows. Anumana currently does not have any FDA clearance or authorization.

Clinical Studies

We have participated in and/or conducted multiple studies at various sites including at Mount Sinai Health System, West Virginia University, University of California, Los Angeles, and The Baker Heart and Diabetes Institute in Australia. The purpose of conducting the studies was threefold: (i): to collect patient data using the MyoVista to build an effective algorithm to detect cardiac dysfunction for the early detection of heart disease, (ii) to create proof-of-concept algorithms for determination by HeartSciences of the viability of an FDA version of the algorithm, and (iii) to use the collected data to conduct research for potential development of additional future algorithms. The peer review article summaries highlighted below used the proof-of-concept algorithms developed by the institutions from the MyoVista data collected. MyoVista devices were used in each study for the collection of patient ECG information. Data was extracted from these ECG readings to develop separate AI-based proof-of-concept algorithms in each individual study.

Following are summaries of the peer- reviewed articles:

Journal of the American College of Cardiology (JACC) April 2018, Volume 71 Number 15 (2018) Partho P. Sengupta, MD DM, Hemant Kulkarni, MD, Jagat Narula, MD PHD, et al.

The study was conducted at Mount Sinai NY. The article is titled, “Prediction of Abnormal Myocardial Relaxation from Signal Processed Surface ECG” and presents the results from the investigator-initiated clinical study that focused on evaluating the feasibility of MyoVista as a diagnostic tool for predicting myocardial relaxation abnormalities.

Results from the feasibility study demonstrated that the MyoVista patented technology can detect myocardial relaxation abnormalities associated with Left Ventricular Diastolic Dysfunction, or LVDD. The study results demonstrated 80% sensitivity and 84% specificity with an area under the curve of 91% for the prediction of low (e’), an echocardiographic parameter widely used in determination of LVDD.

Comment from the associated editorial Jeroen J. Bax, MD, PHD, former President of the European Society of Cardiology, et al.:

“Sengupta et al. have successfully applied advanced signal processing and machine learning to the diagnosis of early diastolic dysfunction from a standard, 12-lead surface ECG. The amount of information gleaned from an ECG in this way far surpasses any visual interpretation and expands the diagnostic potential of the 12-lead ECG.”

Journal of the American College of Cardiology (JACC) August 2020, Volume 76 Number 8 (2020) Nobuyuki Kagiyama, MD, PHD, Marco Piccirilli, PHD, Naveena Yanamala, PHD et al.

The participating centers were The Icahn School of Medicine, Mount Sinai Hospital, New York, The West Virginia University Heart and Vascular Institute, The Windsor Cardiac Centre, Windsor, Ontario, Canada and the David Geffen School of Medicine at UCLA.

The article titled “Machine Learning Assessment of Left Ventricular Diastolic Function Based on Electrocardiographic Features” presents the results from evaluating the feasibility of MyoVista wavECG technology to provide actual quantitative estimates related to myocardial relaxation that can be used to identify LVDD. Diastolic dysfunction is recognized as playing a major role in the pathophysiology of heart failure.

The study results demonstrated that the estimated e-prime values provided by the proof-of-concept algorithm discriminated the guideline-recommended thresholds for abnormal myocardial relaxation, LVDD and systolic dysfunction (LV ejection fraction) with an AUC of 0.84, 0.80, and 0.81 respectively in the external test set. Moreover, the estimated e-prime values allowed prediction of LV diastolic dysfunction based on multiple age and sex-adjusted reference limits with an AUC of 0.94 in the external test set.

Comment from the associated editorial by Khurram Nasir, MD, MPH, MSC Department of Cardiology, Houston Methodist DeBakey Heart & Vascular Center,Houston, Texas, et al.:

“These represent some of the most significant advances in electrocardiography since its inception, which has historically had a limited, if any, role in the evaluation of cardiac dysfunction. In the past, our cardiovascular community was resigned to the fact that surface ECGs are poor indicators for cardiac dysfunction”

JACC Cardiovascular Imaging Oct 2021, Volume 14 Number 10

Elizabeth L. Potter, MBBS, Thomas H. Marwick, MBBS, PHD, MPH et al.

The participating centers were Baker Heart and Diabetes Institute, Melbourne, Australia, Baker Heart and Diabetes Institute, Monash University, Melbourne, Australia, Melbourne University, Melbourne, Australian National University, Canberra, and the West Virginia University Heart and Vascular Institute.

The article titled “Machine Learning of ECG Waveforms to Improve Selection for Testing for Asymptomatic Left Ventricular Dysfunction Prompt” focused on developing a screening algorithm using the MyoVista for detection of Left Ventricular Dysfunction, or LVD. References to ewECG mean energy waveform ECG and are an alternative name for the MyoVista device and the included wavelet transform signal processing.

The study results in an external test set demonstrated 85% sensitivity and 72% specificity AUC 0.83. Conventional methods for Left Ventricular Dysfunction, or LVD, screening (ARIC score, BNP testing, and standard ECG analysis) had inferior screening capabilities. Integration of ewECG (a MyoVista based algorithm with the level of performance in the proof-of-concept) in screening of people at risk of heart failure would reduce need for echocardiography by 45% while missing 12% of LVD cases.

Study Conclusion:

“Machine-learning applied to ewECG is a sensitive screening test for LVD and its integration into screening of patients at risk of HF would reduce the number of echocardiograms by almost one half.”

The study below demonstrated, through a proof-of-concept algorithm developed using the data gathered from studies in which MyoVista ECGs were collected from study subjects, the opportunity to create future algorithms for detection of additional heart disease conditions.

European Heart Journal—Digital Health November 2020, Volume 1 Issue 1

Peter D. Farjo MD, Naveena Yanamala PHD et al.

The participating centers were West Virginia University Heart and Vascular Institute, Carnegie Mellon University, Juntendo University, Japan and Harbor-UCLA Medical Center.

The study article titled “Prediction of coronary artery calcium scoring from surface electrocardiogram in atherosclerotic cardiovascular disease: a pilot study” aimed to determine whether machine learning (ML) approaches can aid cardiovascular risk stratification by predicting guideline recommended Coronary Artery Calcium, or CAC, score categories from clinical features and surface electrocardiograms using the MyoVista. CAC scoring is an established tool for cardiovascular risk stratification.

The study results included two machine learning models that were developed for prediction of CAC scores equal to 0 and CAC >_400. The performance was evaluated using an independent data set, the CAC= 0 algorithm performance provided sensitivity 92%, specificity 70%, AUC 84%, and the CAC >_400 algorithm provided sensitivity 91%, specificity 75% and AUC 87% . The CAC >_400 model was further tested to risk stratify a cohort of 87 subjects referred for invasive coronary angiography. Using an intermediate or higher pretest probability (>_15%) to predict CAC >_400, the model predicted the presence of significant coronary artery stenosis, the need for revascularization, notably bypass surgery, and major adverse cardiovascular events during a median follow-up period of two years.

Study Conclusion:

“ML techniques can extract information from electrocardiographic data and clinical variables to predict CAC score categories and similarly risk-stratify patients with suspected coronary artery disease.”

FDA and Other Government Regulation

General

Our proposed products are subject to regulation by the FDA and various other federal and state agencies, as well as by foreign governmental agencies. These agencies enforce laws and regulations that govern the development, testing, manufacturing, labeling, advertising, marketing and distribution, and market surveillance of our medical device products.

In addition to those indicated below, the only other regulations we encounter are regulations that are common to all businesses, such as employment legislation, implied warranty laws, and environmental, health and safety standards, to the extent applicable. We will also encounter in the future industry-specific government regulations that would govern our device, if and when developed for commercial use. It may become the case that other regulatory approvals will be required for the design and manufacture of our device. In previous communications with the FDA, the Company determined that the a submission would need to use the De Novo classification process for the MyoVista device.

FDA Requirements and Other Regulatory Approval Requirements

Our device and our operations are subject to regulation by numerous worldwide regulatory bodies including the FDA and comparable international regulatory agencies. In previous communications with the FDA, the Company determined that the submission would need to use the De Novo classification process for the MyoVista device.

Our device is subject to regulation as a medical device under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, import, export, adverse event reporting, advertising, promotion, marketing and distribution of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

In addition to U.S. regulations, we are subject to a variety of regulations in the European Economic Area, or the EEA, governing clinical trials and the commercial sales and distribution of our device. Whether or not we have or are required to obtain FDA clearance or approval for a product, we will be required to obtain authorization before commencing clinical trials and to obtain marketing authorization or approval of our device under the comparable regulatory authorities of countries outside of the United States before we can commence clinical trials or commercialize our device in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA clearance or approval. Medical devices are generally subject to varying levels of regulatory control based on risk level of the device.

A clearance or authorization letter from the FDA authorizes commercial marketing of the device for one or more specific indications of use. After clearance or authorization, the Company will be required to comply with a number of post-clearance requirements, including, but not limited to, Medical Device Reporting and complaint handling, and, if applicable, reporting of corrective actions. Also, quality control and manufacturing procedures must continue to conform to the QSR. The FDA periodically inspects manufacturing facilities to assess compliance with QSRs, which impose extensive procedural, substantive, and record keeping requirements on medical device manufacturers. In addition, changes to the manufacturing process are strictly regulated, and, depending on the change, validation activities may need to be performed. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with the QSR and other types of regulatory controls.

The FDA and the Federal Trade Commission, or FTC, will also regulate the advertising claims of the Company’s products to ensure that the claims it makes are consistent with its regulatory clearances, that there is scientific data to substantiate the claims and that product advertising is neither false nor misleading.

FDA Clearance Process and FDA Validation Clinical Study

Unless an exemption applies, each medical device commercially distributed in the United States requires FDA clearance of a 510(k) premarket notification, granting of a de novo request, or approval of an application for premarket approval, or PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of regulatory controls needed to ensure its safety and effectiveness.

Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising and promotional materials.

Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to class II controls is generally described as 510(k) clearance.

Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed.

510(k) Clearance Marketing Pathway

To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to PMA, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but often takes longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees for medical device establishments.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements or can request a risk-based classification determination for the device in accordance with the “De Novo” process, which is a route to market novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) or possibly a PMA. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with our determination not to seek a new 510(k) clearance, the FDA may retroactively require us to seek 510(k) clearance or possibly a PMA. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or a PMA is obtained. Also, in these circumstances, we may be subject to significant regulatory fines and penalties.

PMA Approval Pathway

Class III devices require approval of a PMA before they can be marketed, although some pre-amendment Class III devices for which the FDA has not yet required a PMA are cleared through the 510(k) process. The

PMA process is more demanding than the 510(k) premarket notification process. In a PMA application, the manufacturer must demonstrate that the device is safe and effective, and the PMA application must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA application must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA application, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FFDCA to complete its review of a PMA application, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA devices are also subject to the payment of user fees.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA application constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). A PMA may include post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported the PMA or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. None of our currently developed products require a PMA to be commercialized.

De Novo Classification

Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the De Novo classification procedure.

This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, a medical device could only be eligible for De Novo classification if the manufacturer first submitted a 510(k) pre-market notification and received a determination from the FDA that the device was not substantially equivalent. FDASIA streamlined the De Novo classification pathway by permitting manufacturers to request De Novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not substantially equivalent determination. Under FDASIA, the FDA is required to classify the device within 120 days following receipt of the De Novo application. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the reclassification petition if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed.

Devices such as ECG devices are generally considered to have moderate risk and are generally classified as Class II devices. Applicants must submit a notification to the FDA demonstrating that its proposed device is either substantially equivalent to a predicate (existing) device that is a Class II, or for devices with no existing predicate they will seek to be designated with a De Novo classification. Through previous interactions and correspondence with the FDA, the Company determined there was not an existing predicate to the MyoVista AI algorithm and therefore was not eligible to submit an application via the more common 510(k) clearance process. The Company also previously received formal notification from the FDA that the regulatory pathway for MyoVista was determined to be with a De Novo classification.

After initial authorization, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, another De Novo classification request, or PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties. We have previously submitted and intend to seek authorization to market the device through submission of a new De Novo request for the MyoVista device. Delays in receipt or failure to receive the necessary clearances, or the failure to comply with existing or future regulatory requirements, could reduce the Company’s business prospects.

Clinical Trials

Clinical trials are almost always required to support a De Novo request and are sometimes required to support a 510(k) submission. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the Company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•

QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•

labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; FDA guidance on off-label dissemination of information and responding to unsolicited requests for information;

•

clearance or approval of product modifications to 510(k)-cleared devices, or those re-classified to 510(k) cleared devices, that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of a supplement for certain modifications to PMA devices;

•

medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•

correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•

complying with the new federal law and regulations requiring Unique Device Identifiers (UDI) on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database (GUDID);

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•

post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. These requirements impose certain procedural and documentation requirements upon us and our third-party manufacturers related to the methods used in and the facilities and controls used for designing, manufacturing, packaging, labeling, storing, medical devices. As a manufacturer, we will be subject to periodic scheduled or unscheduled inspections by the FDA. Following these inspections, the FDA may assert noncompliance with QSR requirements on a Form 483, which is a report of observations from an inspection, or by way of “untitled letters” or “warning letters” that could cause us or any third-party manufacturers to modify certain activities. A Form 483 notice, if issued at the conclusion of an FDA inspection, can list conditions the FDA investigators believe may have violated QSR or other FDA requirements. We cannot be certain that we or our present or any future third-party manufacturers or suppliers will be able to comply with QSR or other FDA regulatory requirements to the agency’s satisfaction. Failure to comply with these obligations may lead to possible legal or regulatory enforcement action by the FDA.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals, or administrative detention or seizure of our device;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export or import approvals for our device;

•	or criminal prosecution.

Advertising and Promotion

The FDA and other regulatory agencies closely regulate the post-approval marketing and promotion of medical devices, including standards and regulations for direct-to-consumer advertising, communications about unapproved uses, industry- sponsored scientific and educational activities and promotional activities involving the internet. Devices may be marketed only for the approved or cleared indications and in accordance with the provisions of the approved or cleared label.

Foreign Regulation

As we plan to market our device in the EU and other foreign markets, in addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our device in foreign countries. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country and such regulatory requirements have been changing and increasing in some countries. We may be unable to maintain regulatory qualifications, clearances, approvals or CE Certificates of Conformity in these countries or to obtain clearances or approvals in other countries. We may incur significant costs in attempting to obtain, renew, or modify foreign regulatory clearances or approvals, qualifications or CE Certificates of Conformity. If we experience difficulties in receiving, maintaining, renewing or modifying necessary qualifications, clearances, approvals or CE Certificates of Conformity to market our products outside the United States, or if we fail to receive, renew, modify or maintain those qualifications, clearances, approvals or CE Certificates of Conformity, we may be unable to market our products or enhancements in certain international markets effectively, or at all. We previously received CE clearance for marketing the MyoVista in Europe and will continue efforts to maintain regulatory approval in Europe.

On April 5, 2017, a new regulation on medical devices was adopted to establish a modernized and more robust European Union legislative framework, with the aim of ensuring better protection of public health and patient safety: Regulation (EU) 2017/745 of the European Parliament and of the Council of 5 April 2017 on medical devices, amending Directive 2001/83/EC, Regulation (EC) No 178/2002 and Regulation (EC) No 1223/2009 and repealing Council Directives 90/385/EEC and 93/42/EEC, which became applicable from May 26, 2021, or the EU MDR. The EU MDR repeals and replaces the EU Medical Devices Directive and unlike directives, which must be given effect through transposition into the national domestic laws of the Relevant States, regulations are directly applicable (i.e., without the need for transposition into national laws implementing them) in all Relevant States. The EU MDR is also applicable in the EEA. Regulations (as EU law instruments) must be applied in their entirety across the EU so that legal acts are automatically and uniformly applied to all EU countries as soon as they enter into force to minimize variations that may arise in transposition of EU law into national law. These modifications may have an effect on the way we design and manufacture products and conduct our business in the EU and EEA. For example, as a result of the transition towards the new regime, Notified Bodies have lengthened their review times, and product introductions or modifications could be delayed or canceled or otherwise rejected, which could adversely affect our ability to grow our business.

The Company has previously achieved a CE Mark under the EU Medical Devices Directive or MDD in February 2017. The Medical Device Directive was established on June 14, 1993 but EU Medical Devices Directive or MDD regulatory framework has since been replaced by EU MDR. In order to sell in member countries of the European Economic Area, or EEA, our device must now comply with the essential requirements of the newer, updated regulatory framework or EU MDR. In October 2021, the Company submitted the documentation required to establish compliance with EU MDR. The submission of the technical file is currently under review and our CE Mark issued under MDD lapsed in February 2022. If the technical file submission is found to comply with the new requirements, a certificate of conformity will be issued to verify the Company’s compliance with EU MDR. An updated CE mark certificate under EU MDR will entitle the Company to market the MyoVista in the European Economic Area as well as other countries for which CE Mark represents an appropriate regulatory standard.

Current FDA Validation Study

The Company previously submitted the design of the 575-patient validation study to the FDA for review prior to initiating the study and the FDA agreed that the study design should be acceptable and would be expected to provide statistical information on which the FDA can effectively evaluate the performance results of the MyoVista. HeartSciences is in the process of conducting the new validation study that is expected to be used as part of a FDA De Novo submission. The study is currently taking place at the following institutions: Rutgers University (New Jersey), Beth Israel Hospital (Massachusetts), Scripps Health (California), Einstein Health (Pennsylvania), Montefiore Medical Center (New York) and UT Southwestern (Texas).

A minimum of 575 patients are expected to be recruited. The patients undergo an echocardiogram and a MyoVista test as part of the study. Once all of the patient data is collected and the data is checked for accuracy then the MyoVista diastolic relaxation abnormalities algorithm will be checked against the echocardiogram results of each patient for determination of normal or abnormal LV cardiac relaxation abnormalities as determined by the ASE guidelines. These results will then be summarized into various statistical performance measures such as overall sensitivity, specificity, and various subgroup analyses statistics. HeartSciences is currently conducting the study and is expecting to submit the algorithm performance results to the FDA as part of a new De Novo request which is expected to take place during calendar 2022, which the FDA will then review.

Intellectual Property

Our technology is protected by a patent portfolio as well as trade secrets, which together comprise an important part of technology protection especially when developing proprietary algorithms. We believe that the combination of patents and trade secrets create valuable competitive barriers for HeartSciences.

The United States Patent and Trademark Office, or the USPTO, has issued five utility patents and one design patent to us and we have two utility patent applications under the USPTO’s review. We also have seven utility patents and fourteen design registrations granted by international jurisdictions such as China, Japan, the European Union, France, Germany and Australia as well as several pending patent applications in several international jurisdictions including Brazil, Canada, India, Israel, Mexico and the United Emirates.

The following chart includes a list of the five utility patents that have been granted to us by the USPTO:

Patent No.	Patent Title	Description of General Subject Matter
US 8219186	System and method for scanning the heart	Medical apparatus for scanning the heart to locate and detect heart malfunctions, vascular and nonvascular plaque and ischemia.
US 9700226	Quantitative Heart Testing	Heart condition and function can be quantified using repolarization measures and/or repolarization indices derived from a time-frequency transform of an electrocardiogram
US 10561327
US 10170846	Electrode and Cable Connectors in Electrocardiography	Patient cable connecting one or more electrodes to a processing device for processing ECG signals may include one or more electrode connectors mechanically keyed to respective electrodes
US 10856756	Time-Frequency Analysis of Electrocardiograms	Electrocardiograms can be analyzed in the time-frequency domain, following conversion into time-frequency maps, to determine characteristics or features of various waveforms, such as waveform morphology and/or the amplitude(s) and location(s) (in time and/or frequency) of one or more extrema of the waveform

The following chart includes a list of the trademarks that we have registered with the USPTO:

Application No.	Trademark	Type of Trademark
87/073,995	HEART TEST LABORATORIES	Design
87/073,975	MYOVISTA	Design
87/460,853	HEARTSCIENCES	Word
87/460,859	Heart Logo	Design
87/888,945	wavECG	Word

2013 Technology Agreement

In 2014, the Company entered into a technology agreement, which we refer to as the 2013 Technology Agreement, with the inventor of certain specified MyoVista technology and proprietary and intellectual property rights thereto (including patents, copyright, trademarks, trade secrets and know-how). In the 2013 Technology Agreement, the inventor conveyed ownership of all his rights in the MyoVista to us. In exchange, we entered into a security agreement with the inventor that requires us to pay the inventor royalties on any sales of the MyoVista. Royalty payments are $500 per device for the first 2,400 devices sold and then $200 per device thereafter until the aggregate amount of royalties paid to the inventor equals $3.5 million which, in any event, is the maximum amount we are required to pay in royalties under the 2013 Technology Agreement.

Glasgow Licensing Agreement

In December 2015, we entered into an licensing agreement, which we refer to as the Glasgow Licensing Agreement, with The University Court of the University of Glasgow, wherein we obtained a non-exclusive, worldwide perpetual license, renewing every five years, to software modules for an Android platform for analysis of resting 12-lead electrocardiograms and all intellectual property rights (including patents, copyright, trademarks, trade secrets and know-how) relating to the software modules, which are collectively referred to in only this section as the Glasgow Technology, to be used in the MyoVista. The Glasgow Licensing Agreement also granted the Company the right to sub-license all of the Company’s rights under the Glasgow Licensing Agreement to any third party to, among other things, manufacture, assemble, market, distribute and sell the MyoVista product containing the Glasgow Technology. Under the Glasgow Licensing Agreement, we are obliged to pay, per 12-month period, the greater of (i) $40,000 or (ii) the aggregate amount of royalties owed per MyoVista sold, which is $50 per unit for the first 2,000 sold, $40 per unit for the next 3,000 sold and $35 per unit thereafter.

Preparations for Manufacturing

At this time, we have fully functional hardware versions of the MyoVista, which have also been used in most of our medical clinical studies. We have a scalable manufacturing strategy and have engaged Benchmark Electronics, a firm with deep experience in manufacturing medical devices.

Benchmark Electronics is an NYSE listed US-based medical device manufacturing organization that is FDA Registered and ISO 13485 Certified and has over 30 years of product manufacturing experience.

Research and Development

The Company’s R&D staff designs the hardware, software and AI-based algorithms. Hardware development assistance is provided by outside consulting firms. The Company internally develops the signal processing software elements along with outside assistance. The user interface elements of the software are designed by the Company along with the assistance of outside consultants. The data science work necessary to build the AI-based algorithms is performed both internally and externally using outside consultants. Incorporation of all software elements into the MyoVista hardware is performed internally. We currently employ five full-time R&D staff.

We believe our research demonstrates the feasibility of developing further algorithms for a range of additional or alternative clinical indications. Studies involving use of the MyoVista have already been published as an example of alternative clinical indications. We believe that, in the future, the ECG will have significantly greater clinical value and will facilitate far more effective heart disease screening and referral.

Future Products

Our future plans include the development of additional algorithms for different clinical indications, additional hardware platforms and cloud-based services that allow other ECG devices to send standard ECG recordings and have them evaluated using our algorithms. Additional development opportunities could include development of a version of the algorithm to run on smartphones or tablets or a lower cost version of the MyoVista.

The Company has already cooperated with cardiology researchers to assist them in the development of three proof-of-concept algorithms in key specific areas of heart disease beyond cardiac dysfunction. For example, a proof-of-concept algorithm was developed to detect abnormally high coronary artery calcium scores; the results were published in the European Heart Journal in November 2020. Two additional proof-of-concept algorithms were developed by researchers and results presented as abstracts. A proof-of-concept algorithm was developed to predict which heart disease patients were at a higher risk for having a major adverse cardiac event, or MACE, within three years, results were presented at the annual ACC conference in April 2021. In addition, a proof-of-concept algorithm has also been developed to detect patients that have valvular heart disease; results will be presented at the ACC conference in March 2022. Some additional opportunities for new algorithms include reduced ejection fraction and CAD.

Property and Facilities

The Company leases a 4,634 square foot suite located at 550 Reserve Street, Suite 360, Southlake, Texas 76092, pursuant to an Office Lease, dated May 2, 2017, by and between the Company and GPI-MT, LP. The lease is a 64 month lease and expires in September 2022. We consider our current office space sufficient to meet our anticipated needs for the foreseeable future and believe it is suitable for the conduct of our business.

Employees and Independent Contractors

As of [                ], 2022, we had 12 employees (including our Chief Executive Officer), all of which are full-time employees, and 6 independent contractors. All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

Our business and affairs are managed under the direction of our Board of Directors, which currently consists of [            ] members. The number of directors is determined by our Board of Directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Upon the completion of this offering, our Board of Directors will consist of five members.

Our Board of Directors will be divided into three classes as nearly equal in size as is practicable. The composition of the Board of Directors immediately following the offering will be as follows:

•	Class I, which will initially consist of Brian Szymczak and Bruce Bent, whose terms will expire at our annual meeting of shareholders to be held in 2022;

•	Class II, which will initially consist of Mark Hilz and Patrick Kanouff, whose terms will expire at our annual meeting of shareholders to be held in 2023; and

•	Class III, which will initially consist of Andrew Simpson, whose term will expire at our annual meeting of shareholders to be held in 2024.

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies occurring on the Board of Directors, whether due to death, resignation, removal, retirement, disqualification or for any other reason, and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the remaining members of the Board of Directors. Directors may be removed, but only for cause, with the affirmative vote of the holders of a majority of the voting power of our Common Stock and Preferred Stock voting together as a single class.

Director Independence

Upon the completion of this offering, our Common Stock will be listed on The Nasdaq Capital Market. Under Nasdaq rules, independent directors must comprise a majority of a listed company’s Board of Directors within a specified period after completion of this offering. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees must be independent. Under Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of that Company’s Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

Audit committee members of a listed company must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

Our Board of Directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that that Bruce Bent, Patrick Kanouff and Brian Szymczak, representing a majority of our directors, do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under

Nasdaq rules and Rule 10A-3 under the Exchange Act. In making these determinations, our Board of Directors considered the relationships that each non-employee director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Background and Experience of Directors and Executive Officers

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth below. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

The following table sets forth certain information regarding our executive officers and directors as of the date of this prospectus:

Board of Directors and Executive Officers

Name	Age	Position
Andrew Simpson	53	Chairman of the Board of Directors
Mark Hilz	63	Chief Executive Officer, Director
Richard Barber	62	Interim Chief Financial Officer
Bruce Bent	66	Director
Patrick Kanouff	52	Director
Brian Szymczak	49	Director

Andrew Simpson—Chairman of the Board of Directors

Since July 2012, Andrew Simpson, 53, has served as a director of the Company and, since June 2013, as the Chairman of the Board of Directors. Mr. Simpson has over 30 years’ experience across a wide variety of business sectors and sizes. He was Group CEO of The Peel Group from 2006 to 2010. The Peel Group is a large private company in the UK which, at the time, had approximately $8 billion of business assets across the real estate, ports, airports, energy, media, telecoms and environmental sectors. He was a main board director of Speedy Hire plc from 2003 to 2006 (during which time it became a FTSE 250 company) and during his tenure was Managing Director of its Equipment Rental division which had revenues of approximately $200 million and was responsible for its development and expansion which included seventeen acquisitions and several non-core divestments. Andrew qualified as a Chartered Accountant with Price Waterhouse Coopers and spent eight years working in investment banking at Rothschild, advising on a wide variety of merger and acquisition transactions, debt and equity fundraisings, IPOs and other advisor assignments. Andrew graduated from [    ] first-class honors B.A. (Hons) in Accounting and Management in 1991.

Mark Hilz—Chief Executive Officer and Director

Since June 2013, Mark Hilz, 63, has served as a director and the Chief Executive Officer of the Company. Mr. Hilz has over 30 years of experience as a President and/or CEO of multiple startup companies. He was previously CEO of INX Inc., a technology infrastructure consulting company. INX Inc. started in 2000 and grew to $400 million in revenue with 15 offices, 2,000 customers, and 500 employees. INX Inc. was traded on the NASDAQ, completed multiple offerings and was successfully sold to private equity in December 2011. Prior to that, Mr. Hilz founded and was CEO of a technology logistics outsourcing firm, PC Service Source Inc., that grew to over $160 million in revenue with 1,100 employees in an eight year span. Mr. Hilz raised the startup capital from traditional venture capital sources and after four years of operations took PC Service Source Inc. public in an IPO as a NASDAQ global listed company. Mr. Hilz’s experience includes raising venture capital as well as multiple successful public offerings and numerous merger and acquisition transactions as both a buyer and a seller.

Richard Barber—Interim Chief Financial Officer

Since February 2022, Richard Barber, 62, has served as Interim Chief Financial Officer of the Company. Mr. Barber has been Managing Partner of L.H. Frishkoff & Company, a public accounting firm, since 2016. Mr. Barber holds a CPA license in New York and is a member of the AICPA and New York State Board of Accountancy. Rick is the lead partner for tax and accounting services, working with clients in a variety of industries, including manufacturing, entertainment, real estate and import/export. He also works with private equity firms where he performs due diligence and advisory on merger and acquisition transactions as well as sophisticated tax strategies. He specializes in purchase/sale transactions providing advice on both the buy and sell side in tax and structure advisory capacity, including due diligence. He received his Bachelor of Arts Degree in Business Studies from England’s Sheffield Hallam University in 1980.

Bruce Bent—Director

Since May 2020, Bruce Bent, 66, has served as a director of the Company. Mr. Bent brings more than 35 years of experience in financial management. He is CFO of The Matthews Group, referred to in this section as Matthews, and president of various Canadian subsidiaries of Matthews. Matthews is a $500M real estate development company with offices in Dallas, Texas, Vancouver and Mississauga, Canada and Dubai. Mr. Bent was integral in the completion of a major real estate project, a $1.7 billion dollar corporate headquarters building for Encana (now Ovintiv Inv., NYSE: OVV). Prior than his time as CFO of The Matthews Group, Mr. Bent was president of MSW Investments Limited, a family office providing early stage financing. Mr. Bent is also Chairman of Enerdynamic Hybrid Technologies Corp. a TSXV listed public company. In addition, Mr. Bent serves in the same capacity for Astro Aerospace Ltd, an OTC listed public company. Mr. Bent graduated from the University of Manitoba with a Bachelor of Commerce (honors) and obtained his Chartered Professional Accounting designation from the Province of Ontario.

Brian Szymczak—Director

Since 2014, Brian Szymczak, 49, has served as a director of the Company. Mr. Szymczak, 49, is the lead attorney for Apollo Endosurgery, Inc. in Austin, Texas where he serves as Vice President of Legal and Compliance. In this role, Mr. Szymczak manages legal disputes and litigation matters and provides general legal counsel to the company’s leadership, sales, operations, research and development, and human resources groups. Prior to working at Apollo, Mr. Szymczak served as Associate General Counsel and Director of Legal Affairs for a large surgical device manufacturer and previously worked as an associate at the law firm of Baker Botts, LLP where he counseled clients on patent and other intellectual property matters in a variety of industries. Mr. Szymczak is a 1999 graduate of Duke University School of Law and holds a Bachelor of Science in Mechanical Engineering from Texas A&M University.

Patrick Kanouff—Director

Since April 2019, Patrick Kanouff, 52, has served as a director of the Company. Mr. Kanouff has served as Chief Operating Officer of Bohemian Companies since 2020. Bohemian Companies is a private family financial office and includes Bohemian Asset Management, an investment company with private equity, fixed income securities, and private equity holdings. Prior to Bohemian Companies, Mr. Knouff was the managing partner of Davis & Ceriani, P.C., a law firm located in Denver, CO, where Mr. Kanouff’s practice was comprised of a combination of complex commercial litigation and business counseling. Mr. Kanouff is a 1995 graduate of the University of Denver School of Law and holds a Bachelor of Arts from Creighton University.

Board Committees

Upon the closing of this offering, our Board of Directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Under Nasdaq rules and Rule 10A-3 under the Exchange Act, the membership of the audit committee is required to consist entirely of independent directors, subject to applicable phase-in periods. The following is a brief description of our committees.

Audit committee

In accordance with our audit committee charter, after this offering, our audit committee will: oversee our corporate accounting and financial reporting processes and our internal controls over financial reporting; evaluate our independent registered public accounting firm’s qualifications, independence and performance; engage and provide for the compensation of our independent registered public accounting firm; approve the retention of our independent registered public accounting firm to perform any proposed permissible non-audit services; review our financial statements; review our critical accounting policies and estimates and internal controls over financial reporting; and discuss with management and our independent registered public accounting firm the results of the annual audit and the reviews of our quarterly financial statements. We believe that our audit committee members meet the requirements for financial literacy under the current requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations. The audit committee will be composed of Bruce Bent, Patrick Kanouff and Brian Szymczak. Nasdaq rules require that all of the members of the audit committee meet the independence standards set forth above, subject to the applicable phase-in periods of Nasdaq. Our Board of Directors has determined that Bruce Bent, Patrick Kanouff and Brian Szymczak meet the independence requirements of the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq.

Compensation committee

In accordance with our compensation committee charter, after this offering, our compensation committee will review and recommend policies relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee will also administer the issuance of stock options and other awards under our equity-based incentive plans. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. The compensation committee will be composed of Bruce Bent, Patrick Kanouff and Brian Szymczak.

Nominating and governance committee

In accordance with our nominating and governance committee charter, after this offering, our nominating and governance committee will recommend to the Board of Directors nominees for election as directors, and meet as necessary to review director and nominees for election as directors; recommend members for each committee of the Board of Directors; oversee corporate governance standards and compliance with applicable listing and regulatory requirements; develop and recommend to the Board of Directors governance principles applicable to the company; and oversee the evaluation of the Board of Directors and its committees. We believe that the composition of our nominating and governance committee meets the requirements for independence under, and the functioning of our nominating and governance committee complies with, any applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. The nominating and governance committee will be composed of Bruce Bent, Patrick Kanouff and Brian Szymczak.

Code of Business Conduct and Ethics

We will adopt a new code of business conduct and ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our code of business conduct and ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of business conduct and ethics on our website.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an executive officer or employee of our Company. None of our executive officers serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth summary compensation information for our Chief Executive Officer and our Chairman of the Board of Directors. We refer to these persons as our “named executive officers” in this prospectus. The Company had no other executive officers during Fiscal 2021 and Fiscal 2020. The following table includes all compensation earned by the named executive officers for the respective period, regardless of whether such amounts were actually paid during the period

Name and Position(1)	Fiscal Years	Salary($)		Option Awards($)(2)	All Other Compensation($)	Total($)
Mark Hilz Chief Executive Officer	2021	104,167		43,225	—	147,392
	2020	219,276		50,225	—	269,501
Andrew Simpson Chairman of the Board of Directors	2021	—	(3)	43,225	—	43,225
	2020	—	(3)	50,225	—	50,225
		—		—	—

(1)	During Fiscal 2020 and Fiscal 2021, the Company did not employ a chief financial officer.
(2)

Represents the full grant date value of the stock award or option grant, as applicable, calculated in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. Our policy and assumptions made in the valuation of share-based payments are contained in Note 7 of our Fiscal 2021 financial statements. The value of option awards presented in the Summary Compensation Table reflects the grant date fair value of the awards and does not correspond to the actual value that will be recognized by the named executive officers.

(3)

Does not include $[            ] and $[            ] paid to Kyngstone Limited in which Mr. Simpson is a director and controlling shareholder in Fiscal 2020 and Fiscal 2021, respectively. For additional information regarding this agreement, see “Related Party Transactions.”

Employment Agreements

The Company has an employment agreement with its Chief Executive Officer, Mark Hilz. On March 7, 2017, Mr. Hilz entered into an employment agreement with the Company, which provides for Mr. Hilz’s terms of employment, duties and responsibilities, base salary, bonus and stock option opportunities at the discretion of the Board of Directors, and eligibility to participate in our employee benefit plans generally. Mr. Hilz’s employment agreement also contains certain restrictive covenants that restrict Mr. Hilz’s ability to take certain actions, such as a non-compete, a non-solicitation covenant restricting Mr. Hilz’s ability to solicit employees of the Company, and the requirement that Mr. Hilz devote his full time and attention to the business of the Company. Mr. Hilz’s employment agreement automatically renews until otherwise terminated in accordance with its terms.

Outstanding Equity Awards at January 31, 2022

The following table shows outstanding option awards held by the named executive officers as of January 31, 2022:

Name	Vested Shares	Unvested Shares	Total Shares
Mark Hilz	625,000	5,125,000	5,750,000
Andrew Simpson	625,000	5,125,000	5,750,000

(1)

Mr. Hilz has been awarded 5,750,000 shares of which 500,000 are time-based awards and have all vested. The remaining 5,250,000 shares are based on Company performance metrics. As of April 30, 2021, 125,000 of these shares have vested.

(2)

Mr. Simpson has been awarded 5,750,000 shares of which 500,000 are time-based awards and have all vested. The remaining 5,250,000 shares are based on Company performance metrics. As of April 30, 2021, 125,000 of these shares had vested.

Non-Employee Director Compensation

We compensate our directors with equity awards. There were no equity awards granted in Fiscal 2021.

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our Common Stock and Preferred Stock as of January 31, 2022 by:

•	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Common Stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the Common Stock. The Common Stock issuable upon (i) conversion of notes or preferred stock or (ii) exercise of options or warrants that are exercisable within 60 days after [            ] , 2022, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such notes, preferred stock, options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our Company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is c/o Heart Test Laboratories, Inc., 2550 Reserve Street, Suite 360, Southlake, Texas 76092.

The percentage of beneficial ownership prior to this offering in the table below is based on [            ] shares of our Common Stock deemed to be outstanding as of [            ] 2022, assuming the conversion of the $1.5M Notes into a total of [            ] shares of the Common Stock and, the conversion of the Maximum Percentage of Bridge Notes into the number of shares of Common Stock. The percentage of beneficial ownership in the table below is based on [            ] shares of our Common Stock assumed to be outstanding after the closing of the offering. The information in the table below assumes no exercise of the underwriter’s option to purchase additional shares.

Beneficial Ownership
	Number of Shares(1)		Percentage(2)
	Common	Preferred	Common Prior to Offering		Common After Offering		Preferred		Combined Voting Power Prior to Offering(3)		Combined Voting Power After Offering(3)
Holders of 5% or more of our voting securities:
Dr. Guangren “Gary” Chen(4)				%		%		%		%		%
Front Range Ventures LLC(5)				%		%		%		%		%
John H. Matthews(6)				%		%		%		%		%
Albert Paul Knuckley(7)				%		%		%		%		%
John Q. Adams Sr.(8)				%		%		%		%		%
Lary Snodgrass(9)				%		%		%		%		%
Directors and executive officers who are not 5% holders of our voting securities:
Andrew Simpson(10)				%		%		%		%		%
Mark Hilz*(11)				%		%		%		%		%
Brian Szymczak*(12)				%		%		%		%		%
Patrick Kanouff*(13)				%		%		%		%		%
Bruce Bent*(14)				%		%		%		%		%
Richard Barber*				%		%		%		%		%
All directors and executive officers as a group (6 persons):				%		%		%		%		%

*	Less than 1%.
(1)

For each person named in the table, the number of shares of Preferred Stock listed opposite of such person’s name as being beneficially owned by such person represents the total number of all Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares owned by such person.

(2)

For each person named in the table, the Preferred Stock voting percentage listed opposite of such person’s name represents the combined voting percentage of all Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares owned by such person.

(3)

For each person named in the table, the voting percentages listed opposite of such person’s name under the columns “Combined Voting Power Prior to Offering” and “Combined Voting Power After Offering” represent the combined voting percentage of all shares of the Common Stock and all Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares on an as converted basis owned by such person prior to and immediately after the offering, respectively.

(4)	Includes [ ] shares of our Common Stock and [ ] shares of our Preferred Stock beneficially owned by Dr. Chen’s spouse.
(5)

FRV’s sole member is the L. Lee Stryker Irrevocable Trust U/A/D 09/10/1974. Bohemian Asset Management, Inc. has voting and dispositive power with respect to the shares of our Common Stock on behalf of the L. Lee Stryker Irrevocable Trust U/A/D 09/10/1974.

(6)

Includes [            ] shares of the Common Stock and [            ] shares of Preferred Stock beneficially owned by Matthews Holdings Southwest, Inc. Mr. Matthews is the controlling shareholder of Matthews Holdings Southwest, Inc. and has voting and dispositive power over all of the shares set forth opposite his name. Also includes warrants and options to purchase a total of [            ] shares of the Common Stock beneficially owned by Mr. Matthews and Matthews Holdings Southwest, Inc., collectively, that are exercisable for shares of the Common Stock within 60 days of this offering.

(7)

All of the shares are owned by PSKS Investments, L.P. and Mr. Knuckley, as general partner of PSKS Investments, L.P., has voting and dispositive power over all such shares. Includes all warrants and options beneficially owned by PSKS Investments, L.P. that are exercisable for our Common Stock within 60 days of this offering.

(8)	Includes warrants and options to purchase a total of [ ] shares of the Common Stock beneficially owned by Mr. Adams that are exercisable for our Common Stock within 60 days of this offering..
(9)

Includes, in aggregate, [            ] shares of our Common Stock and [            ] shares of our Preferred Stock beneficially owned by Lary Snodgrass Family Limited and Snodgrass Children’s Limited as to each of which Mr. Snodgrass is the sole managing member of each of their general partners. Also includes warrants and options to purchase a total of [            ] shares of the Common Stock beneficially owned by Mr. Snodgrass, Lary Snodgrass Family Limited and Snodgrass Children’s Limited, collectively, that are exercisable for our Common Stock within 60 days of this offering.

(10)

Does not include [            ] shares of the Common Stock and [            ] shares of our Preferred Stock owned by Simpson Family Benefit Trust.. The trustee, [            ], has voting and dispositive power over all such shares. [            ] disclaims beneficial ownership of such shares. Also includes warrants and options to purchase a total of [            ] shares of the Common Stock beneficially owned by Mr. Simpson that are exercisable for our Common Stock within 60 days of this offering.

(11)	Includes warrants and options to purchase a total of [ ] shares of the Common Stock beneficially owned by Mr. Hilz, which are exercisable for our Common Stock within 60 days of this offering.
(12)

Mr. Szymczak holds Bridge Notes jointly with his spouse. The number of shares of our Common Stock includes (i) all shares into which such Bridge Notes may be converted up to the Maximum Percentage and (ii) warrants and options to purchase a total of [            ] shares of the Common Stock beneficially owned by Mr. Szymczak that are exercisable for our Common Stock within 60 days of this offering.

(13)	Includes options to purchase [ ] shares of Common Stock that are exercisable within 60 days of this offering.
(14)

Includes all shares and warrants and options to purchase a total of [            ] shares of the Common Stock beneficially owned by Mr. Bent and his spouse, jointly; all such warrants and options are exercisable for our Common Stock within 60 days of this offering.

RELATED PARTY TRANSACTIONS

The following is a description of transactions or series of transactions since the beginning of Fiscal 2021 to which we were or will be a party, in which:

•	The amount involved in the transaction exceeds, or will exceed, the lesser of $120,000 or one percent of the average of our total assets for the last two completed fiscal years; and

•

in which any of our executive officers, directors or holders of five percent or more of any class of our capital stock, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

For additional information regarding compensation arrangements for our named executive officers and directors, see “Executive Compensation.”

Agreements with Related Parties:

$130K Note

On August 12, 2019, the Company entered into an unsecured drawdown convertible promissory note, which is referred to as the $130K Note, with Front Range Ventures, LLC, or FRV, for an aggregate amount not to exceed $130,000. FRV is a beneficial owner or more than five percent (5%) of our Common Stock and is entitled to appoint a member of the Company’s Board of Directors. The Company drew down on the $130K Note in Fiscal 2021. For more information regarding the $130K Note and other indebtedness of the Company, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness—$130K Note.”

$1.5M Notes

In December 2020, we issued a series of secured convertible promissory notes, which we refer to as the $1.5M Notes, in the amount of $1.5 million. These accrue at a simple interest rate of 12% per annum. The $1.5M Notes were sold as a series to a number of investors and $1,490,000 of the $1.5M Notes were sold to certain shareholders of the Company and certain members of the Board of Directors of the Company. For more information regarding the $1.5M Notes and other indebtedness of the Company, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness—$1.5M Notes.”

In November 2021, in consideration for the extension of the maturity date of the $1.5M Notes from July 31, 2022 to October 31, 2022, we issued warrants, that we refer to as the $1.5M Lender Warrants, to purchase an aggregate of [            ] shares of Common Stock. For more information regarding the $1.5M Lender Warrants, see “Description of Capital Stock—Warrants—$1.5M Lender Warrants.”

The following table summarizes purchases of the $1.5M Notes and $1.5M Lender Warrants by beneficial owners of more than five percent (5%) of our Common Stock:

Shareholder	Principal Amount of $1.5M Notes	$1.5M Lender Warrants
John H. Matthews(1)	$515,500	—
Brian Szymczak	$10,000	—
Mark Hilz	$10,000	—
Lary Snodgrass(2)	$100,000	—
Albert Paul Knuckley(3)	$50,000	—

(1)	Includes principal amount of $1.5M Notes held by Matthews Holdings Southwest, Inc.
(2)	Includes principal amount of $1.5M Notes held by Lary Snodgrass Family Limited and Snodgrass Children’s Limited.
(3)	Includes principal amount of $1.5M Notes held by PSKS Investments LP.

$1M Loan and Security Agreement

In April 2020, the Company entered into a loan and security agreement that we refer to as the $1M Loan and Security Agreement, with FRV and John Q. Adams who are both beneficial owners of more than five percent (5%) of our Common Stock. For more information regarding the $1M Loan and Security Agreement and other indebtedness of the Company, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness—$1M Loan and Security Agreement.”

In November 2021, in consideration for an extension of the maturity date of the $1M Loan and Security Agreement from September 30, 2021 to September 30, 2022, we issued warrants, that we refer to as the $1M Lender Warrants, to purchase an aggregate of [            ] shares of Common Stock to FRV and Mr. Adams. For more information regarding $1M Lender Warrants, see “Description of Capital Stock—Warrants—$1M Lender Warrants.”

2021 Bridge Financing

In connection with the 2021 Bridge Financing, certain beneficial ownership of more than five percent (5%) of our Common Stock purchased Bridge Notes and Bridge Warrants. For more information in regards to the 2021 Bridge Financing, see “Summary—Recent Developments—2021 Bridge Financing.”

The following table sets forth the names of such shareholders and amount of the Bridge Notes and Bridge Warrants purchased through February 25, 2022:

Shareholder	Principal Amount of Bridge Notes	Warrants to Purchase the Following Number of Shares
Albert Paul Knuckley	$111,111.11	—
Lary Snodgrass	$222,222.22	—
John H. Matthews(1)	$111,111.11	—

(1)	Includes Bridge Notes and Bridge Warrants held by Matthews Holdings Southwest, Inc.

Registration Rights Agreement

In connection with the 2021 Bridge Financing, we entered into the Registration Rights Agreement with the purchasers of the Bridge Notes pursuant to which we agreed to file a resale registration statement no later than 90 days after the date of this prospectus with respect to the shares of Common Stock issuable upon conversion of the Bridge Notes, exercise of the Bridge Warrants or resulting from anti-dilution provisions in the Bridge Notes or the Bridge Warrants or any securities issued or the issuable upon any stock split, dividend or other distribution, recapitalization or similar event, collectively referred to as the Registrable Securities. For more information regarding the Registration Rights Agreement, see “Description of Capital Stock—Registration Rights.”

Short-term $500K Unsecured Note

On August 12, 2021, we issued a note for the amount of $500,000 to Matthews Southwest Holdings, Inc., a beneficial owner owning more than 5% of our Common Stock. The maturity date of this note, as amended, was December 31, 2021. This note has been repaid and there are no further obligations owed by the Company.

Kyngstone Agreement

Andrew Simpson, the Chairman of the Board of Directors of the Company, is a member of the board of directors and is the controlling shareholder of Kyngstone Limited, or Kyngstone, a company incorporated in the United Kingdom. Kyngstone provides advisory services to the Company pursuant to a Consulting Agreement dated June 25, 2013 between the Company and Kyngstone. For the Fiscal 2021 and Fiscal 2020, the Company recorded expenditures of $100,000 and $191,667, respectively with Kyngstone. As of Fiscal 2021 and Fiscal 2020, the Company had balances outstanding to Kyngstone in the amounts of $88,444 and $97,177, respectively. As of January 31, 2022, the Company has a balance outstanding to Kyngstone in the amount of [            ].

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock, our amended and restated certificate of formation and our amended and restated bylaws. As it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of formation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Texas Business Organizations Code, or the TBOC. Our authorized capital stock consists of 500,000,000 shares of Common Stock, par value $0.001 per share, and twenty million (20,000,000) shares of preferred stock, or Preferred Stock, par value $0.001 per share of which, as of [            ], 2022, there were [            ] shares of Common Stock outstanding and held of record by [            ] shareholders and shares of Preferred Stock outstanding and was of record by [            ] shareholders of which, (i) ten thousand (10,000) shares have been designated as Series A Convertible Preferred Stock, or the Series A Preferred Stock, having a par value of $0.001 per share, (ii) ten thousand (10,000) shares have been designated as Series B Convertible Preferred Stock, or the Series B Preferred Stock, having a par value of $0.001 per share, and (iii) six hundred thousand (600,000) shares have been designated as Series C Convertible Preferred Stock, or the Series C Preferred Stock, having a par value of $0.001 per share. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

We, our executive officers, directors and certain of our significant shareholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Common Stock and certain other securities held by them for 180 days following the date of this prospectus. See “Underwriting” for a description of these lock-up agreements.

Common Stock

Holders of our Common Stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of directors, subject to certain limitations. The holders of our Common Stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Common Stock will be entitled to receive pro rata our remaining assets available for distribution on a pro rata basis. Holders of our Common Stock do not have preemptive, subscription, redemption or conversion rights. The Common Stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the Common Stock. All shares of our Common Stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our Common Stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

As a Texas corporation, we are subject to certain restrictions on dividends under the TBOC. Generally, a Texas corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) unless the dividend would render the corporation insolvent.

The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders.

We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends.

Preferred Stock

Our amended and restated certificate of formation authorizes our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the TBOC, the authorized shares of preferred stock will be available for issuance without further action by our shareholders.

Our Board of Directors will be able to determine, with respect to any series of preferred stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Common Stock might believe to be in their best interests or in which the holders of our Common Stock might receive a premium for their Common Stock over the market price of the Common Stock. In addition, the issuance of Preferred Stock may adversely affect the rights of holders of our Common Stock by restricting dividends on the Common Stock, diluting the voting power of the Common Stock or subordinating the liquidation rights of the Common Stock. As a result of these or other factors, the issuance of Preferred Stock may have an adverse impact on the market price of our Common Stock.

As of January 31, 2022, there were 10,000 shares of the Series A Preferred Stock, 10,000 shares of the Series B Preferred Stock and 600,000 shares of Series C Preferred Stock outstanding.

The Series A Preferred Stock was issued to employees and directors of the Company in 2014 and is subordinate to the Common Stock upon a liquidation. As of January 31, 2022, the Common Stock had a liquidation preference of $4.5 million to the Series A Preferred Stock. The Series A Preferred Stock was issued subject to certain repurchase rights in favor of the Company. An amendment to, or waiver of rights of, the Series A convertible preferred stock requires the approval of holders of a two-thirds majority of the outstanding shares of Series A convertible preferred stock.

The Series B Preferred Stock was issued to employees and directors in 2015 and is subordinate to the Common Stock upon a liquidation. As of January 31, 2022, the Common Stock had a liquidation preference of $35 million to the Series B Preferred Stock. The Series B Preferred Stock was issued subject to certain repurchase rights in favor of the Company. An amendment to, or waiver of rights of, the Series B Preferred Stock requires the approval of holders of a two-thirds majority of the outstanding shares of the Series B Preferred Stock.

The Series C Preferred Stock was issued to [            ] accredited investors and has a liquidation preference to the Common Stock. As of January 31, 2022, the liquidation preference was equal to $[            ]. An amendment to, or waiver of rights of the Series C Preferred Stock requires the approval of holders of a majority of the outstanding shares of the Series C Preferred Stock. Additionally, pursuant to the agreement that the Company entered into with FRV on April 10, 2019, FRV is entitled to appoint a member of the Board of Directors as well as a board observer, for so long as FRV holds at least 71,000 shares of Series C Preferred Stock.

Voting and Dividends

The holders of the shares of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred have voting rights equal to an equivalent number of shares of the Common Stock into which it is convertible and vote together as one class with the Common Stock. The holders of the Series A Preferred Stock are not entitled to receive any dividends until the holders of common stock have received $4.5 million in payments (in dividends, the proceeds of a sales transaction, or otherwise) (the “Series A Threshold”). Thereafter, the Series A Preferred Stock participates in any dividend declared on the shares of the Common Stock by the Company’s Board out of funds legally available on and as converted basis.

The holders of Series B Preferred Stock are not entitled to receive any dividends until the holders of Common Stock have received $35 million in payments (in dividends, the proceeds of a sales transaction, or otherwise), or the Series B Threshold. Thereafter, the Series B Preferred Stock participates in any dividend on the shares of the Common Stock by the Company’s Board of Directors out of funds legally available on and as converted basis.

The holders of the Series C Preferred Stock are entitled to receive dividends at an annual rate of $[____] per share (adjusted to reflect recapitalizations). Such dividends shall accrue and are payable out of funds legally available, are payable only when and if declared by the Board, and are noncumulative. The Company is not permitted to declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of the Common Stock payable in shares of Common Stock) unless the holders of the shares of the Series C Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of the Series C Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate dividends then accrued on such share of the Series C Preferred Stock and not previously paid and (ii) in the case of a dividend on the Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series C Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (2) the number of shares of common stock issuable upon conversion of a share of the Series C Preferred Stock.

No dividends have been declared to date on any shares of Preferred Stock.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of the Series C Preferred Stock are entitled to receive, prior and in preference to the holders of the Series A Preferred Stock, the Series B Preferred Stock, and the Common Stock, a per share amount equal to 1.0 times the original issue price ($25.00 per share) plus any accrued but unpaid dividends thereon.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company that are legally available for distribution to the holders of the Series C Preferred Stock are insufficient to permit the payment to such holders of the full amounts above, then the entire assets of the Company that are legally available for distribution shall be distributed with equal priority and pro-rata among the holders of the Series C Preferred Stock in proportion to what they would otherwise be entitled to receive.

After the payment of the full Series C Preferred Stock liquidation preference and unpaid accrued dividends, the holders of the Series C Preferred Stock shall participate in the distribution of the entire remaining assets of the Company legally available for distributions pro-rata to holders of the Common Stock on an as converted basis. The sale of a majority of the capital stock of the Company or the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole shall be a deemed liquidation for the purpose of the Series C Preferred Stock.

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of the Series A Preferred Stock shall only participate in the distribution of the entire remaining assets of the Company legally available for distributions after the holders of the Common Stock have received $4.5 million in payments (in dividends, the proceeds of a sales transaction, or otherwise). Thereafter, the holders of the Series A Preferred Stock shall participate on a pro-rata basis with holders of the Common Stock.

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of the Series B Preferred Stock shall only participate in the distribution of the entire remaining assets of the Company legally available for distributions after the holders of the Common Stock have received $35 million in payments (in dividends, the proceeds of a sales transaction, or otherwise). Thereafter, the Series B Preferred Stock shall participate on a pro-rata basis with holders of the Common Stock.

Conversion

Each share of the Series A Preferred Stock is convertible, at the option of the holder thereof, into fully paid and non-assessable shares of Common Stock at any time prior to May 1, 2024. Additionally, if the holders of the Series A Preferred Stock are entitled to make, but have not made, an election to convert the Series A Preferred Stock by May 1, 2024, then such shares will automatically be converted into Common Stock. The number of shares of Common Stock into which the Series A Preferred Stock may be converted is based on a formula set forth in the Company’s certificate of formation, as amended. It varies according to the fair market value of the Common Stock at the time of conversion and is subject to a $4.5 million minimum value threshold of the Common Stock, (less any payments previously made to holders of the Common Stock). Unless the $4.5 million minimum value threshold is met, no shares of the Series A Preferred Stock would convert into shares of the Common Stock. Each share of the Series B Preferred Stock is convertible, at the option of the holder thereof, into fully paid and non-assessable shares of Common Stock at any time prior to July 7, 2025. Additionally, if the holders of the Series B Preferred Stock are entitled to make, but have not made, an election to convert their shares by July 7, 2025, then such shares will automatically be converted into Common Stock.

No conversion of the Series B Preferred Stock may take place if a repurchase right exists. The holders of the Series B Preferred Stock each entered into a restricted stock agreement in July 2015 whereby the Company was granted the right to repurchase up to all of such holders’ Series B Preferred Stock at a price of $0.001 per share under certain conditions. The repurchase rights over 80% of the Series B Preferred Stock have now expired with the remaining right over 20% expiring upon the Company’s receiving FDA clearance for the MyoVista.

In the event that the restricted shareholder is terminated as an employee of the Company for just cause (as defined in the restricted stock agreement) or resigns other than for a constructive termination (as defined in the restricted stock agreement), or (ii) if such holder is a director of HeartSciences, such holder resigns as a director of HeartSciences prior to the Company’s receiving FDA clearance for the MyoVista, the remaining 20% may be repurchased by the Company. The Series B Preferred Stock repurchase rights automatically terminate (i) upon the closing of a sales transaction (as defined below), or (ii) at such time as the holders of common stock have received $35 million in proceeds from the Company.

The number of shares of Common Stock into which shares of the Series B Preferred Stock may be converted is based on a formula set forth in the Company’s certificate of formation, as amended. It varies according to the fair market value of the Company’s Common Stock at the time of conversion and is subject to a $35 million minimum value threshold (less any payments previously made to holders of Common Stock). In the event that the $35 million minimum threshold value is not met, none of the shares of Series B Preferred Stock would convert into shares of Common Stock.

For the purpose of the conversion formulas of the Series A Preferred Stock and the Series B Preferred, the fair market value of the Company’s Common Stock is determined as: (i) if the Common Stock is publicly-traded, the value will be determined by using a 30-day weighted average closing prices of the Common Stock; (ii) if the Common Stock is not publicly-traded, it shall be the value determined in good faith by the Board, which determination may, but is not required to, include a third-party valuation or (iii) in the event of a sales of the Company, the value determined by reference to that sales transaction.

Each share of Series C Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share, into such number of fully paid and non-assessable shares of common stock determined by dividing the original issue price by the conversion price for such series in effect at the time of conversion for the Series C Preferred Stock. The conversion price for the Series C Preferred Stock is subject to adjustment in accordance with conversion provisions contained in the Company’s certificate of formation, as amended. As of [            ], 2022, the conversion price of the Series C Preferred Stock was $[            ] per share.

Each share of Series C Preferred Stock automatically converts into shares of Common Stock at the conversion price at the time in effect immediately upon the Company’s sale of its Common Stock in a public offering provided that the offering price is not less than $[            ] per share (as adjusted for recapitalizations, stock combinations, stock dividends, stock splits and the like) and which results in aggregate cash proceeds of not less than $20.0 million before underwriting discounts, commissions, and fees.

Warrants

Investor Warrants

From 2015 to 2019, the Company issued warrants, or the Investor Warrants, in connection with funding or as consideration for services rendered. The Investor Warrants have a term of five years from the date of issuance. At January 31, 2022, there were Investor Warrants to purchase [            ] shares of Common Stock at an exercise price of $[            ] per share outstanding.

Warrants issued in connection with the 2021 Bridge Financing

We issued the Bridge Warrants to purchase [            ] shares of Common Stock in connection with the 2021 Bridge Financing. The Bridge Warrants expire in five years after the date of issuance, beginning on December 22, 2026, and have an initial Exercise Price of $[            ] per share, subject to certain adjustments. No holder of a Bridge Warrant may exercise any portion of a Bridge Warrant if after giving effect to such exercise such holder (together with its Attribution Parties) would beneficially own in excess of the Maximum Percentage of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of such holder’s Bridge Warrant. This limitation may be waived by a holder, at its election, upon not less than 61 days’ prior notice to the Company, to change the limitation to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of such holder’s warrant. Any exercise of the Bridge Warrants resulting in a number of shares in excess of 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the exercise shall be deemed null and void and shall be cancelled ab initio.

The exercise price of the Bridge Warrants is subject to adjustment for certain events such as stock dividends and splits and, if and whenever on or prior to the later of (i) the second anniversary of the issuance date or (ii) the 18-month anniversary of the effective date of this offering, there are issuances of shares of Common Stock or securities convertible into or exercisable for shares of Common Stock at a price less than the exercise price of the Bridge Warrants in which event the exercise price will be reduced to the price at which such newly issued shares of Common Stock or securities convertible into or exercisable for shares of Common Stock were issued. In addition, if the per share issuance price in this offering is less than 125% of the Exercise Price then in effect, the Exercise Price would be decreased to the issuance price of the Common Stock being issued in this offering. Upon a decrease of the Exercise Price, the number of shares of Common Stock to be received shall be adjusted such that the total consideration to be received by the Company upon exercise in full of the Bridge Warrants would equal 150% of the principal amount of the Bridge Note purchased by the holder in the 2021 Bridge Financing.

In addition to the Bridge Warrants, in the event any holder (including its Attribution Parties) of the Bridge Notes who would beneficially own in excess of the Maximum Percentage of 4.99% of the number of shares of the Common Stock outstanding immediately prior to, and immediately after giving effect to, the conversion of all or any portion of the Bridge Notes, may elect to receive a pre-funded warrant, or the Pre-Funded Warrants, for all shares in excess of the Maximum Percentage. The Pre-Funded Warrants have substantially the same terms as the Bridge Warrants except that the exercise price is $0.0001 per share. For more information regarding the Bridge Notes, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Description of Indebtedness.”

$1M Lender Warrants

In November 2021, the Company issued warrants to purchase [            ] shares of our Common Stock, which we refer to as the $1M Lender Warrants, to the lenders of the $1M Notes as consideration for the extension of the maturity of the $1M Loan and Security Agreement to September 30, 2022. The $1M Lender Warrants expire on September 30, 2026. The $1M Lender Warrants are exercisable for Common Stock at an exercise price equal to the lower of (i) $[            ] per share and (ii) a 30% discount to the offering price for the sale of Common Stock in an initial public offering.

$1.5M Lender Warrants

In November 2021, the Company also issued warrants to purchase [            ] shares of our Common Stock, which we refer to as the $1.5M Lender Warrants, to noteholders of the $1.5M Notes as consideration for the extension of the maturity of the $1.5M Notes to October 31, 2022. The $1.5M Lender Warrants expire on October 12, 2026. The $1M Lender Warrants are exercisable for Common Stock at an exercise price equal to the lower of (i) $[            ] per share and (ii) a 30% discount to the offering price for the sale of Common Stock in an initial public offering.

Options

The Company grants certain employees and board members stock option awards where vesting is contingent upon a service period, as it believes that such awards better align the interests of its employees with those of its shareholders. Stock option awards are granted with an exercise price equal to or above the market price of the Company’s stock at the date of grant. Certain stock option awards provide for accelerated vesting if there is a change in control, as defined in the option agreement. Unvested stock options are forfeited when an employee leaves the Company.

Where option awards are granted based on service periods, they generally vest quarterly based on three years of continuous service for executive directors and employees, or 12 months continuous service for directors

and have 10-year contractual terms. At [            ], 2022, there were time-based options to purchase a total of [            ] shares of Common Stock at an average exercise price of $[            ] per share.

The Company also grants stock option awards where vesting is contingent upon meeting various departmental and company-wide performance goals, including FDA and CE Mark regulatory approval and certain EBITDA and funding thresholds. Such performance-based stock options are expected to vest when the performance criteria and metrics have been met. These stock options have a term of ten years. At [            ], 2022, there were performance-based options to purchase a total of [            ] shares of Common Stock at an average exercise price of $[            ] per share.

Antidilution Provisions

Approximately [            ] shares of Common Stock issuable upon exercise of the Bridge Notes, [            ] shares of Common Stock issuable upon exercise of outstanding warrants and the Series C Preferred Stock are subject to a form of antidilution protection provisions that may be triggered by the issuance of Common Stock at a price below the purchase price of the Common Stock or the exercise price of the warrants in effect, or the issuance of warrants, options, rights or convertible securities that have an exercise price or conversion price less than the purchase price or exercise price, as applicable, other than for certain previously outstanding securities and certain exempt issuances or securities (as described in the relevant agreement). These investors are to receive additional shares of Common Stock and, with respect to the Bridge Notes and the Bridge Warrants, an adjustment to the Conversion Price or Exercise Price, as applicable. In addition, the number of shares issuable upon conversion of the Series A Preferred Stock and Series B Preferred Stock will vary depending on the market price of our Common Stock at the time of conversion.

Registration Rights

In connection with the 2021 Bridge Financing, we entered into the Registration Rights Agreement (with the Purchasers pursuant to which we agreed to file a resale registration statement no later than 90 days after the date of this prospectus with respect to the shares of Common Stock issuable upon conversion of the Bridge Notes, exercise of the Bridge Warrants or resulting from anti-dilution provisions in the Bridge Notes or the Bridge Warrants or any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event, collectively referred to as the Registrable Securities. In the event that the Registration Statement relating to the resale of the Registrable Securities is not declared effective by the SEC on or prior to 150 days after the date of this Prospectus, we are required to pay to each holder of Registrable Securities an amount in cash equal to two percent of the principal amount of such holder’s bridge notes.

We have also previously granted certain registration rights to the holders of the Series C Preferred Stock. Under the terms of this registration rights agreement, which we refer to as the Series C Registration Rights Agreement, the holders of the Series C Preferred Stock owning not less than 30% of (i) the Common Stock issuable or issued upon conversion of the Series C Preferred Stock; and (ii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i) above, referred to herein as the Series C Registrable Securities, and the anticipated aggregate offering price, net of certain expenses, would exceed $10 million, may demand at any time after the completion of this offering may demand that the Company file a registration statement relating to the Series C Registrable Securities owned by the holders who have demanded such registration. In addition, if at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least twenty-five percent (25%) of the Series C Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Series C Registrable Securities of such holders having an anticipated aggregate offering price, net of certain expenses, of at least $3 million, then the Company will be required to file a registration statement relating to the resale of the Series C Registrable Securities owned by such holders. Finally, if the Company proposes to register (including, for this purpose, a registration effected by the Company for shareholders other than the holders of the Series C Preferred Stock) any of the Common Stock under the Securities Act in connection with the public offering of such securities solely for cash, the Company is required to give each holder of Series C Registrable Securities notice of such registration and such holders may include their Series C Registrable Securities in such registration statement.

Annual Shareholder Meetings

Our amended and restated bylaws provide that annual shareholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board of Directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Formation, Amended and Restated Bylaws and Texas Law

Our amended and restated certificate of formation and amended and restated bylaws and the TBOC contains provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by shareholders.

Authorized but unissued capital stock

Texas law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq, which would apply if and so long as our Common Stock remains listed on the Nasdaq, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved shares of Common Stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of formation provides that our Board of Directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our Board of Directors. Our amended and restated certificate of formation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.

Removal of directors; vacancies

Under the TBOC, unless otherwise provided in our certificate of formation, directors serving on a classified board may be removed by the shareholders only for cause. Our amended and restated certificate of formation provides that directors may be removed only with cause. In addition, our amended and restated certificate of formation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our Board of Directors will be filled by a majority of the directors then in office.

No cumulative voting

Under Texas law, the right to vote cumulatively does not exist unless the certificate of formation specifically authorizes cumulative voting. Our amended and restated certificate of formation does not authorize cumulative voting. Therefore, shareholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special shareholder meetings

Our amended and restated certificate of formation provides that special meetings of our shareholders may be called at any time only by or at the direction of the Board of Directors, the chairman of the Board of Directors or the chief executive officer of the Company is entitled to be voted at the special meeting. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for advance notification of director nominations and shareholder proposals

Our amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a shareholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws will also specify requirements as to the form and content of a shareholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to our Sponsors and their affiliates so long as the shareholders agreement remains in effect. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Shareholder action by written consent

Our amended and restated certificate of formation will provide that any action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders only with the unanimous written consent of our shareholders.

Amendment and restatement of bylaws

Our amended and restated bylaws provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Texas and our amended and restated certificate of formation.

The combination of the classification of our Board of Directors and the lack of cumulative voting will make it more difficult for shareholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ rights of appraisal and payment

Under the TBOC, with certain exceptions, our shareholders will have appraisal rights in connection with a merger, a sale of all or substantially all of our assets, an interest exchange or a conversion. Pursuant to the TBOC, shareholders who properly request and perfect appraisal rights in connection with such merger, sale of all or substantially all of our assets, interest exchange or conversion will have the right to receive payment of the fair value of their shares as agreed to between the shareholder and the Company or, if they are unable to reach agreement, as determined by the State District Court in Tarrant County, Texas.

Shareholders’ derivative actions

Under the TBOC, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action (i) is a holder of our shares at the time of the transaction to which the action relates or such shareholder became a shareholder by operation of law from a person that was a shareholder at the time of the transaction to which the action relates and (ii) fairly and adequately represents the interests of the Company in enforcing the right of the Company.

Conflicts of interest

Texas law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our amended and restated certificate of formation will, to the maximum extent permitted from time to time by Texas law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of formation will provide that, to the fullest extent permitted by law, none of our affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that a non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of formation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under our amended and restated certificate of formation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on liability and indemnification of officers and directors

The TBOC authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties (other than breaches of the directors’ duty of loyalty to corporations or their shareholders), subject to certain exceptions. Our amended and restated certificate of formation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the TBOC. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, engaged in intentional misconduct, knowingly violated the law, authorized illegal dividends or redemptions, derived an improper benefit from his or her actions as a director or engaged in an act or omission for which the liability of the director is expressly provided by an applicable statute.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the TBOC. We also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of formation and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Business combinations

Under Title 2, Chapter 21, Subchapter M of the TBOC, we may not engage in certain “business combinations” with any “affiliated shareholder,” or any affiliate or associate of the affiliated shareholder for a three-year period following the tie that the shareholder became an affiliated shareholder, unless:

•	prior to such time, our Board of Directors approved either the business combination of the transaction which resulted in the shareholder becoming an affiliated shareholder; or

•

not less than six months after the affiliated shareholders’ share acquisition date, the business combination is approved by the affirmative vote at a meeting, and not by written consent, of holders of at least 66 2⁄3% of our outstanding voting shares that are not owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder.

Generally, a “business combination” includes a merger, asset or stock sale or other similar transaction. Subject to certain exceptions, an “affiliated shareholder” is a person who beneficially owns (as determined pursuant to Title 2, Chapter 21, Subchapter M of the TBOC), or within the previous three years beneficially owned, 20% or more of our outstanding voting shares. For purposes of this section only, “voting share” has the meaning given to it in Title 2, Chapter 21, Subchapter M of the TBOC.

Under certain circumstances, this provision will make it more difficult for a person who would be an “affiliated shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board of Directors because the shareholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction that results in such shareholder becoming an affiliated shareholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Listing

We intend to apply to have our Common Stock listed on the Nasdaq Capital market under the symbol “[            ].”

Transfer agent and registrar

The transfer agent and registrar for our Common Stock is American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

In connection with this offering, we intend to apply to list our Common Stock on Nasdaq, under the symbol “[            ].” No assurance can be given that our application will be approved. Sales of substantial amounts of shares of our Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our Common Stock. Upon completion of this offering, we will have [            ] outstanding shares of Common Stock, assuming the underwriters do not exercise their over-allotment option. All of the shares of Common Stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than by our affiliates.

Lock-up Agreements

We and our executive officers, directors, and certain shareholders have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of Common Stock or any other securities convertible into or exchangeable for Common Stock except for the Common Stock offered in this offering without the prior written consent of the representative for a period of 180 days after the consummation of this offering. After the expiration of such day period, the shares of Common Stock held by our directors, executive officers or certain of our other existing shareholders may be sold subject to the restrictions under applicable securities laws or by means of registered public offerings.

Rule 144

In general, under Rule 144 under the Securities Act as in effect on the date hereof, beginning 90 days after the date hereof, a person who holds restricted shares of Common Stock (assuming there are any restricted shares) and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least six months, would be entitled to sell an unlimited number of shares of our Common Stock, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date hereof, our affiliates who have beneficially owned shares of our Common Stock for at least six months will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of Common Stock then outstanding; or

•

the average weekly trading volume of shares of our Common Stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided that current public information about us is available and the affiliate complies with the manner of sale requirements imposed by Rule 144.

Affiliates are also subject to additional restrictions on the manner of sales under Rule 144 and notice filing requirements. We cannot estimate the number of our Common Stock that our existing shareholders will elect to sell.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our Common Stock may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares of our Common Stock from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell such shares of our Common Stock in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL SHARE TRANSFER RESTRICTION MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF THE COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK AND AMERICAN DEPOSITARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Common Stock. For this purpose, a “U.S. Holder” is a holder of Common Stock that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Common Stock. This summary generally considers only U.S. Holders that will own our Common Stock as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Common Stock by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Common Stock in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Common Stock as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Common Stock representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Common Stock through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Common Stock, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Common Stock

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Common Stock to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Common Stock to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. “Qualified dividend income” means, inter alia, dividends received from a U.S. Corporation. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Common Stock for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Common Stock are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution of property other than cash with respect to our Common Stock will be measured by the amount of the fair market value of any property distributed.

Taxation of the Disposition of Common Stock

Upon the sale, exchange or other disposition of our Common Stock, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Common Stock in U.S. dollars and the amount realized on the disposition. The gain or loss realized on the sale, exchange or other disposition of Common Stock will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Tax on Net Investment Income

Certain U.S. Holders who are individuals, estates or trusts will be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Common Stock), or in the case of estates and trusts on their net investment income that is not distributed to beneficiaries of the estate or trust. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Common Stock

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder, referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Common Stock.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Common Stock or gain from the disposition of our Common Stock if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Common Stock, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Common Stock if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of Common Stock. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

UNDERWRITING

We and the underwriter named below have entered into an underwriting agreement with respect to the shares of Common Stock being offered. Subject to certain conditions, the underwriter has agreed to purchase the number of units indicated in the following table. The Benchmark Company, LLC is acting as the representatives of the underwriter.

Underwriter	Number of Shares
The Benchmark Company, LLC

Total

The underwriter is committed to take and pay for all of the shares of Common Stock being offered, if any are taken, other than the Common Stock covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if underwriter defaults, the offering may be terminated.

The underwriter has an option to buy up to [            ] additional shares of Common Stock included in the shares of Common Stock and/or additional warrants to purchase [            ] shares of Common Stock from us [in any combination thereof] to cover sales of shares by the underwriter which exceed the number of shares specified in the table above. The underwriter has [30] days from the date of this prospectus to exercise this over-allotment option. If any shares and/or additional warrants are purchased with this over-allotment option, the underwriter will purchase shares and/or additional warrants in approximately the same proportion as shown in the table above. If any additional shares of common stock and/or additional warrants are purchased, the underwriters will offer the additional shares and additional warrants, respectively. on the same terms as those on which the shares and warrants are being offered.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by us assuming both no exercise and full exercise of the underwriter’s over-allotment option.

	Without Over-Allotment Exercise			With Full Over-Allotment Exercise
Per share of Common Stock(1)	$	[	]	[	]
Total	$	[	]	[	]

(1)	The underwriter will receive a discount of [ ]% of the public offering price.

Common Stock sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. [Any units sold by the underwriter to securities dealers may be sold at a discount of up to $[            ] per unit from the initial public offering price.] After the initial offering of the units, the representatives may change the offering price and the other selling terms. The offering of the shares of Common Stock by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriter.

Expense Reimbursement

We have agreed to pay or reimburse the underwriter for certain of their actual out-of-pocket fees and expenses, including “road show,” diligence, filing fees and communication expenses associated with the review

of this offering by the Financial Industry Regulatory Authority, Inc., and legal fees up to a maximum of $[            ]. We have also agreed to pay the costs of background checks on our senior management in an amount of up to $[            ].

Non-accountable Expense Allowance

In connection with and upon closing of this offering, the Company shall pay to the underwriter a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by the Company from the sale of the units.

Share Purchase Option

Upon the closing of this offering, we have agreed to sell to the underwriter a share purchase option to purchase [            ]% of the total number of shares sold in this offering (including shares sold upon the underwriter’s exercise of the over-allotment option). The share purchase option will have an exercise price equal to [            ]% of the public offering price set forth on the cover page of this prospectus (or $[            ] per share), subject to standard anti-dilution adjustments for share splits and similar transactions. The share purchase option will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the commencement of sales in this offering, and expiring [            ] years from the commencement of sales in this offering. The share purchase option is also exercisable on a cashless basis. The share purchase option has been deemed compensation by FINRA and is therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). Except as permitted by Rule 5110(e)(1), the underwriter (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate the share purchase option or the securities underlying the share purchase option, nor will any, of them engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the option or the underlying securities for a period of 180 days from the commencement of sales under this prospectus. Although the share purchase option and the underlying securities have been registered in the registration statement of which this prospectus forms a part, we have also agreed to provide holders of the share purchase option one demand registration right and unlimited “piggy-back” registration rights with respect to the securities underlying the share purchase option on only one occasion to register all of such securities at such time as we become eligible to file a resale registration statement on Form S-3. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the share purchase option, and shall expire on the fourth anniversary of the commencement of sales in this offering. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the share purchase option, other than underwriting commissions incurred and payable by the holders.

Lock-up Agreements

We have agreed with the underwriter that we will not, without the prior consent of the representatives, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of or enter into any transaction which may result in the disposition of any common stock or securities convertible into, exchangeable or exercisable for any common stock for a period of [            ] months after the effectiveness of this registration statement.

In addition, each of our executive officers and directors and our primary shareholders have agreed with the underwriter not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and shareholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any common stock or securities convertible into, exchangeable or exercisable for any common stock, without the prior written consent of the representative, until after (i) the three month anniversary of the effective date of this offering with respect to one-third of such shareholder’s shares of Common Stock, (ii) the four month anniversary of the effective date of this offering with respect to one-third of such shareholder’s shares of Common Stock, and (iii) the five month anniversary of the effective date of this offering with respect to the remaining shares of Common Stock held by such shareholder.

Stabilization

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our Common Stock. Specifically, the underwriter may over-allot in connection with this offering by selling more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our securities. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. To close out a short position or to stabilize the price per security the underwriters may bid for, and purchase, securities in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of the security available for purchase in the open market as compared to the price at which it may purchase the security through the over-allotment option. If the underwriters sell more than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

Finally, the underwriter may bid for, and purchase, securities in market making transactions, including “passive” market making transactions as described below.

The foregoing transactions may stabilize or maintain the market price of our securities at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on a national securities exchange or otherwise.

In connection with this offering, the underwriter and selling group, if any, or their affiliates may engage in passive market making transactions in common stock on a national securities exchange immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•

a passive market maker may not effect transactions or display bids for our Common Stock in excess of the highest independent bid price by persons who are not passive market makers; net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common share during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Such passive market transactions may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Participation in Future Offering

Until twelve months from the closing of the offering, the underwriter shall have a right of first refusal to act on our behalf as exclusive placement agent or sole book-running manager and sole lead managing underwriter, as applicable, for any offering of securities.

Determination of Public Offering Price

Prior to this offering, there has not been a public market for our shares and warrants. The public offering price of the shares offered by this prospectus has been determined by negotiation between us and the underwriter. Among the factors considered in determining the public offering price of the shares were:

•	our history and our prospects;

•	our financial information and historical performance;

•	the industry in which we operate;

•	the status and development prospects for our device;

•	the experience and skills of our executive officers; and

•	the general condition of the securities market at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the securities. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the securities can be resold at or above the public offering price.

Listing

We have applied to list our common stock and the warrants included in the units on the Nasdaq Capital Market under the symbols “[            ]” and “[            ],” respectively, upon our satisfaction of the exchange’s initial listing criteria, including the completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Other Relationships

The underwriter has informed us that they do not expect to confirm sales of our shares offered by this prospectus to any accounts over which they exercise discretionary authority.

The underwriter and its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions. In addition, in the ordinary course of their business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The underwriter and its respective affiliates is a full service financial institution engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriter and its respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and its respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the units or possession or distribution of this prospectus or any other offering or publicity material relating to the units in any country or jurisdiction (other than the U.S.) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any units or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of units by it will be made on the same terms.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the securities described herein. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or FinSA, and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

European Economic Area

In relation to each Relevant State, no securities have been offered or will be offered pursuant to this offering to the public in any Relevant State prior to the publication of a prospectus in relation to the securities which have been approved by the competent authority in such Relevant State or, where appropriate, approved in another Relevant State with notification provided to the competent authority in such Relevant State, all in accordance with the Prospectus Regulation, except that the securities may be offered to the public in any Relevant State at any time:

•	to any legal entity that is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

This all applies so long as no such offer of the securities requires the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, (i) the expression an “offer to the public” in relation to securities in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and (ii) the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No securities have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the securities which have been approved by the Financial Conduct Authority of the UK, except that the shares may be offered to the public in the UK at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Section 86 of the UK’s Financial Services and Markets Act 2000, as amended, or FSMA.

This all applies so long as no such offer of the shares requires the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, (i) the expression an “offer to the public” in relation to securities in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and (ii) the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The communication of this prospectus and any other document or materials relating to the issue of the securities offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the UK. The communication of such documents and/or materials as a financial promotion is only being made to and directed at persons outside the UK and those persons in the UK who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the FSMA), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the UK, the securities offered hereby are only available to, and any investment or investment activity to which this prospectus relates will be engaged only with, relevant persons. Any person in the UK that is not a relevant person should not act or rely on this prospectus or any of its contents. Each underwriter has represented, warranted and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the UK.

Potential Conflict of Interest

The Benchmark Company, LLC is acting as the representative for the underwriter in connection with this offering. An affiliate and a principal of The Benchmark Company, LLC holds a position as a member of the Board of Directors of our company, as well as a member of the supervisory board of our parent, Biofrontera, AG. While those positions do not constitute a “conflict of interest” for purposes of Rule 5121(f)(5) of FINRA, they represent a potential conflict of interest that may impact The Benchmark Company, LLC’s independence in its execution of its diligence and pricing obligations.

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Jackson Walker L.L.P., Dallas, Texas. Certain legal matters with respect to the legality of the issuance of the securities offered by this prospectus. Certain legal matters related to the offering will be passed upon for the underwriters by Mitchell Silberberg Knupp LLP, New York, New York.

EXPERTS

The financial statements for Fiscal 2021 and Fiscal 2020 that are included in this prospectus have been so included in reliance upon the report of Haskell & White LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to the shares of our Common Stock we are offering pursuant to this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our Common Stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the contract, agreement or other document summarized, but are not complete descriptions of all terms of those contracts, agreements or other documents. If we filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you may read the contract, agreement or other document itself for a complete description of its terms. Each statement in this prospectus relating to a contract, agreement or other document filed as an exhibit is qualified in all respects by the filed exhibit. When we complete this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with law, we will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.secgov. We also maintain a website at www.heartsciences.com, at which, following the completion of this offering, you may access our annual, quarterly and special reports, proxy statements and other information free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase shares of our Common Stock.

HEART TEST LABORATRIES, INC

D/B/A HEARTSCIENCES

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

See accompanying notes to the financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Heart Test Laboratories, Inc. dba HeartSciences

Southlake, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Heart Test Laboratories, Inc. dba HeartSciences (the “Company”) as of April 30, 2021 and 2020, the related statements of operations, stockholders’ (deficit) equity, and cash flows for each of the two years in the period ended April 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended April 30, 2021, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has experienced recurring losses, negative cash flows from operations, limited capital resources, a net stockholders’ deficit, and significant debt obligations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Haskell & White LLP

HASKELL & WHITE LLP

We have served as the Company’s auditor since 2021.

Irvine, California

February 25, 2022

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Balance Sheets

	April 30,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$723,481	$496,853
Inventory	750,774	857,008
Prepaid expenses	94,750	131,174
Other current assets	69,037	52,774

Total current assets	1,638,042	1,537,809

Property and equipment, net	94,669	128,587
Right-of-use assets, net	194,660	289,460

TOTAL ASSETS	$1,927,371	$1,955,856

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES
Accounts payable	$335,781	$358,786
Accrued expenses	421,161	337,589
Operating lease liabilities	107,632	93,345
Current portion of notes payable	130,000	100,566
PPP loans payable	250,200	250,200
Other current liabilities	1,220	1,220

Total current liabilities	1,245,994	1,141,706
LONG-TERM LIABILITIES
Notes payable	2,500,000	300,000
Operating lease liabilities	90,967	198,599

Total long-term liabilities	2,590,967	498,599

TOTAL LIABILITIES	3,836,961	1,640,305

COMMITMENTS AND CONTINGENCIES (NOTE 2, 5, and 10)
STOCKHOLDERS (DEFICIT) EQUITY
Series A, B, and C convertible preferred stock, $0.0001 par value, 20,000,000 shares authorized as of April 30, 2021 and 2020; 483,261 and 475,261 shares as of April 30, 2021 and 2020 issued and outstanding, respectively	483	475
Common stock, $0.0001 par value, 300,000,000 shares authorized as of April 30, 2021 and 2020; 109,356,748 shares issued and outstanding as of April 30, 2021 and 2020	109,356	109,356
Additional paid-in capital	47,555,219	47,328,198
Accumulated deficit	(49,574,648)	(47,122,478)

TOTAL STOCKHOLDERS (DEFICIT) EQUITY	(1,909,590)	315,551

TOTAL LIABILITIES AND STOCKHOLDERS (DEFICIT) EQUITY	$1,927,371	$1,955,856

See accompanying notes to the financial statements

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Statements of Operations

	For the Years ended
	April 30,
	2021	2020
Revenue	$25,604	$64,182
Cost of sales	10,665	46,460

Gross margin	14,939	17,722

Operating expenses:
Research and development	1,708,447	2,040,227
Selling, general and administrative	874,620	1,795,679
(Gain) loss on disposal of property and equipment	(1,663)	10,016

Total operating expenses	2,581,404	3,845,922

Loss from operations	(2,566,465)	(3,828,200)

Other income (expense)
Interest expense	(132,454)	(2,811)
Gain on extinguishment of debt	250,200	—
Gain on settlement of payables	—	21,790
Other expense	(3,451)	(1,897)

Total other income	114,295	17,082

Net loss	$(2,452,170)	$(3,811,118)

Net loss per share, basic and diluted	$(0.02)	$(0.03)

Weighted average common shares outstanding, basic and diluted	109,356,748	109,355,498

See accompanying notes to the financial statements

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Statements of Stockholders’ (Deficit) Equity

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Total Convertible Preferred Stock	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder’s (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount
BALANCES AT APRIL 30, 2019	10,000	$10	10,000	$10	408,371	$408	$428	109,341,748	$109,341	$46,016,795	$(43,311,360)	$2,815,204
Common stock issued to nonemployees	—	—	—	—	—	—	—	15,000	15	570	—	585
Stock based compensation - management & other employees	—	—	—	—	—	—	—	—	—	86,365	—	86,365
Stock based compensation - non-employee advisers	—	—	—	—	—	—	—	—	—	24,453	—	24,453
Stock based compensation - board of directors	—	—	—	—	—	—	—	—	—	24,249	—	24,249
Series C convertible preferred stock issued to investors	—	—	—	—	46,890	47	47	—	—	1,175,766	—	1,175,813
Net loss	—	—	—	—	—	—	—	—	—	—	(3,811,118)	(3,811,118)

BALANCES AT APRIL 30, 2020	10,000	10	10,000	10	455,261	455	475	109,356,748	109,356	47,328,198	(47,122,478)	315,551
Stock based compensation - management & other employees	—	—	—	—	—	—	—	—	—	16,929	—	16,929
Stock based compensation - non-employee advisers	—	—	—	—	—	—	—	—	—	7,746	—	7,746
Warrants issued to nonemployees	—	—	—	—	—	—	—	—	—	2,354	—	2,354
Series C convertible preferred stock issued to investors	—	—	—	—	8,000	8	8	—	—	199,992	—	200,000
Net loss	—	—	—	—	—	—	—	—	—		(2,452,170)	(2,452,170)

BALANCES AT APRIL 30, 2021	10,000	$10	10,000	$10	463,261	$463	$483	109,356,748	$109,356	$47,555,219	$(49,574,648)	$(1,909,590)

See accompanying notes to the financial statements

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Statements of Cash Flows

	For the Years ended
	April 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,452,170)	$(3,811,118)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	32,967	45,712
Amortization	644	18,115
Stock-based compensation	24,675	135,067
Gain on extinguishment of debt	(250,200)	—
(Gain) Loss on disposal of property and equipment	1,663	(10,016)
Gain on settlement of payables	—	(21,790)
Changes in current assets and liabilities:
Accounts receivable	—	(7,000)
Inventory	106,234	147,311
Prepaid and other current assets	20,161	(9,189)
Other assets	—	19,273
Accounts payable	(20,651)	(305,936)
Accrued liabilities	83,572	(42,770)
Other current liabilities	—	(221)
Other long-term liabilities	811	2,567

Net cash used in operating activities	(2,452,294)	(3,839,995)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(712)	(11,424)
Disposition of property and equipment	—	19,591

Net cash (used in) provided by investing activities	(712)	8,167

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net of issuance costs	—	585
Proceeds from issuance of series c preferred convertible stock, net of issuance costs	200,000	1,175,813
Proceeds from shareholder note	700,000	300,000
Proceeds from convertible promissory note	1,529,434	100,566
Proceeds from PPP loan	250,200	250,200
Repayment of financing lease	—	(16,975)

Net cash provided by financing activities	2,679,634	1,810,189

Net change in cash and cash equivalents during the year	226,628	(2,021,639)
Cash and cash equivalents, beginning of year	496,853	2,518,492

Cash and cash equivalents, end of year	$723,481	$496,853

NON-CASH FINANCING ACTIVITIES:
Issuance of common stock warrants in connection with payable settlements	$2,354	$—

See accompanying notes to the financial statements

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Notes to Financial Statements

Note 1 – Organization and Operations

Heart Test Laboratories, Inc. d/b/a HeartSciences (“HeartSciences” or the “Company”) is a medical technology company specializing in cardiovascular diagnostic technology. The Company is a Texas C-Corporation and is headquartered in Southlake, Texas.

HeartSciences’ initial focus is on applying novel technology to extend the clinical indications for use of an electrocardiograph (“ECG”) device. Its first device, the MyoVista® is an ECG which can be used in a wide range of clinical settings and provides diagnostic information to a qualified healthcare professional on cardiac dysfunction which has traditionally only been provided using cardiac imaging. In addition, the MyoVista® provides conventional ECG information. The Company plans to market its device both domestically and internationally to various hospitals, clinics, and medical centers and manufacture the devices using outsourced production facilities. To date the Company has had small amounts of revenue from key opinion leader engagement and establishment of distributor relationships outside the United States during the development and product improvement phase of the MyoVista®. There have been a number of published clinical studies that have validated the MyoVista® technology and the Company is preparing to seek U.S. Food and Drug Administration (“FDA”) clearance of the MyoVista® during 2022.

Note 2 – Liquidity, Going Concern, and other Uncertainties

In accordance with Accounting Standards Codification (“ASC”) 205-40, Going Concern, management has evaluated whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. At April 30, 2021, the Company had an accumulated retained deficit of $1,909,590. In addition, the Company has generated recurring losses and negative cash flows from operations since its inception. Based on its current business plan assumptions and expected cash burn rate, management believes that it has insufficient cash to fund its current operations without additional financing for the next 12 months. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

Management evaluated the significance of these conditions in relation to its ability to meet its obligations. The Company’s continued operations will depend on its ability to raise additional capital through various potential sources such as an IPO, equity and/or debt financings, or strategic relationships. The Company has implemented cost reduction measures and has continued its fundraising efforts as discussed in Note 12. If the Company does not complete an IPO, the Company plans to continue to fund its operations and capital funding needs through a combination of private equity offerings, debt financings, and other sources. While a number of the Company’s investors have participated in multiple rounds of funding, management can provide no assurance that such financing or strategic relationships will be available which would likely have a material adverse effect on the Company and its financial statements. Additionally, the Company’s ability to continue as a going concern is dependent upon receiving FDA clearance and achieving profitable operations by commercializing its medical devices.

Therefore, there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern for a reasonable period.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency, a result of the new strain of coronavirus (“COVID-19”) and the risks to the international community as the virus spreads

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Notes to Financial Statements

globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. In response to the pandemic, numerous states and local jurisdictions imposed social distancing and shelter-in-place orders, quarantines, and other restrictions which impacted the Company’s operations due to changes in working practices and disruption in accessing clinical institutions and physicians for research. While the extent of these disruptions are reducing, they may continue to negatively impact the company’s results of operations and liquidity beyond 2021.

Note 3 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The fair value of cash and cash equivalents approximates carrying value. At times, the Company’s cash balances may exceed the current insured amounts under the Federal Deposit Insurance Corporation (“FDIC”).

Inventory

Inventory consists of finished goods, work in progress, sub-assemblies and raw materials and is stated at the lower of cost or net realizable value using the first-in, first-out (“FIFO”) method. Reserves for slow-moving, excess, or obsolete inventories are recorded when required to reduce inventory values to their estimated net realizable values based on product life cycle, development plans, production expiration or quality issues. Inventory that is used for research and development are expensed as consumed.

Inventory consists of the following:

	April 30,
	2021	2020
Raw materials	$381,930	$384,697
Sub-assemblies	414,741	415,151
Work in progress	28,250	28,250
Finished goods	296,365	314,856
Reserve for obsolescence	(370,512)	(285,946)

Total Inventory	$750,774	$857,008

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Notes to Financial Statements

Inventory is consumed for research and development purposes and product sales. The Company has not received FDA clearance to sell its MyoVista® product in the United States and until FDA clearance occurs, the MyoVista® device is subject to changes through research and development. While the majority of the Company’s inventory is intended for use in finished products to be sold post FDA clearance, management’s reserve methodology is to record a charge for inventory obsolescence and/or device development changes on an annual basis. The Company records any reserve charges in research and development expenses on the statements of operations.

Research and Development Expenses

In accordance with ASC Topic 730, Accounting for Research and Development Costs, the Company accounts for research and development expenditures, including payments to collaborative research partners and regulatory filing costs, as research and development expenses. Accordingly, all research and development costs are charged to expense as incurred.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives. The range of estimated useful lives used to calculate depreciation is generally 3 to 5 years. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized. When items are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in other income (expense).

Property and equipment consist of the following:

	April 30,
	2021	2020
Equipment	$377,680	$379,785
Furniture & fixtures	102,563	102,563
Leasehold improvements	32,812	32,812

Total	513,055	515,160
Less: Accumulated depreciation	(418,386)	(386,573)

Property and equipment, net	$94,669	$128,587

Depreciation expense for the years ended April 30, 2021 and 2020 was $32,967 and $45,712, respectively.

Fair Value Measurements

The accounting guidance establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset transaction between market participants on the measurement date. Where available, fair value is based on observable market prices or is derived from such prices. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Notes to Financial Statements

As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1 – Observable inputs such as quoted prices in active markets;

•	Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

•	Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the assignment of an asset or liability within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgement and considers factors specific to the asset or liability. The carrying amounts of the Company’s financial instruments, which primarily include cash and cash equivalents, accounts payable and accrued expenses, approximate their fair values due to their short-term nature. The carrying amounts of the Company’s existing notes payable approximate their fair values at the stated interest rates and are reflective of the prevailing market rates.

Leases

In February 2016, the Financial Accounting Standards Codification Board issued ASU 2016-2, Leases (“ASC 842”) to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and corresponding lease liabilities on the balance sheet for all leases with a term of longer than 12 months. Leases with an initial term of 12 months or less are not recorded on the balance sheet but are recognized as lease expense on a straight-line basis over the applicable lease terms. The Company adopted ASC 842 on May 1, 2019 using the modified retrospective method, which was applied to all leases existing at the date of initial application of the ASU. As permitted under the transaction guidance, the Company elected the hindsight practical expedient with respect to determining the lease terms and assessing impairment of the right-of-use assets. No impairment is expected at this time. The adoption of Topic 842 did not materially impact the Company’s net income or cash flows and did not result in a cumulative-effect adjustment to the opening balance of retained earnings. For additional details, see Note 9.

Stock-Based Compensation

The Company accounts for employee and non-employee share-based compensation in accordance with the provisions of ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant).

The estimated fair value of common stock option awards is calculated using the Black-Scholes option pricing model, based on key assumptions such as fair value of common stock, expected volatility, and expected term. These estimates require the input of subjective assumptions, including (i) the expected stock price volatility, (ii) the calculation of the expected term of the award, (iii) the risk-free rate and (iv) expected dividend yields. These assumptions are primarily based on third-party valuations, historical data, and judgement of management regarding future trends and other factors. The Company has estimated the expected term of its common stock

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D/B/A HEARTSCIENCES

Notes to Financial Statements

options using the “simplified” method, whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option due to its lack of sufficient historical data. The expected volatility is based on third-party valuations. The risk-free interest rates for periods within the expected term of the option are based on the US Treasury securities with a maturity date that commensurate with the expected term of the associated award. There is no expected dividend yield since the Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future.

For stock options issued to employees and non-employees, the fair value of stock-based awards is recognized as compensation expense over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company uses a straight-line attribution method for all grants that include only a service condition. The Company accounts for forfeitures when they occur. Stock-based compensation expense recognized in the financial statements is reduced by actual awards forfeited.

Net Loss Per Common Share

Basic net loss per share excludes the effect of dilution and is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities.

Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, convertible preferred stock, stock options, common stock subject to repurchase related to early exercise of stock options, convertible stock warrants and convertible notes are considered to be potentially dilutive securities. As the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Common Stock Warrants

The Company grants warrants to purchase common stock in connection with financing transactions. Warrants are valued based on Black-Scholes models and the fair value is recorded to additional paid-in-capital.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, effective May 1, 2019 using the modified retrospective method. The adoption of this standard did not have a cumulative effect on opening accumulated deficit as of May 1, 2019, as the timing and measurement of revenue recognition is materially the same for the Company under ASC 606 as it was under the prior guidance.

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Notes to Financial Statements

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services. The guidance focuses on the core principle for revenue recognition, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognizes revenue in accordance with ASC 606, which provides a five-step model for recognizing revenue from contracts with customers as follows:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

A contract with a customer exists when (i) the Company enters into a legally enforceable contract with a customer, through a purchase order, that defines each party’s rights regarding the products to be transferred and identifies the payment terms related to these products, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for products that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The only performance obligation is to create and ship the product and each product has separate, distinct pricing. Performance obligations are met and revenue is recognized at a point in time when the order for its goods are shipped FOB manufacturer and control is transferred.

The transaction price is determined based on the amount expected to be entitled to in exchange for transferring the product to the customer net of any transaction price adjustments. The Company’s payment terms to customers generally range from 30 to 60 days.

Payment terms fall within the one-year guidance for the practical expedient which allows the Company to forgo adjustment of the promised amount of consideration for the effects of a significant financing component. The Company accepts product returns at its discretion or if the product is defective as manufactured. Historically, the actual product returns have been immaterial to the Company’s financial statements. The Company elected to treat shipping and handling costs as a fulfillment cost and included them in the cost of goods sold as incurred. Costs associated with product sales include commissions. The Company applies the practical expedient and recognizes commissions as expense when incurred because the expense is incurred at a point in time and the amortization period is less than one year. Commissions are recorded as selling expense.

As of April 30, 2021 and 2020, the Company did not have any contract assets or liabilities from contracts with customers and there were no remaining performance obligations that the Company had not satisfied.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires recognition of deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Management considers many factors when assessing the likelihood of future realization of deferred tax assets, including recent cumulative experience by taxing jurisdiction, expectations of future taxable income or loss, the carry-forward periods available to the Company for tax reporting purposes, and other relevant factors.

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Notes to Financial Statements

A valuation allowance is established if it is more likely than not that all or a portion of the net deferred tax assets will not be realized.

Accruals for uncertain tax positions are provided for in accordance with applicable accounting standards. The Company may recognize the tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgement is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns.

Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of April 30, 2021 and 2020.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws.

The Company is subject to income taxes in the U.S. federal jurisdiction and franchise taxes in the State of Texas. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2018.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. For convertible instruments, the FASB decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP.

Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The FASB decided to amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions.

The FASB observed that the application of the derivatives scope exception guidance results in accounting for some contracts as derivatives while accounting for economically similar contracts as equity. The FASB also decided to improve and amend the related EPS guidance.

The amendments in this ASU are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Management is currently evaluating the effect on the Company’s financial statements if and when future convertible securities are issued. The adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

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D/B/A HEARTSCIENCES

Notes to Financial Statements

In October 2020, the FASB issued ASU 2020-10, Codification Improvements, which updates various codification topics by clarifying or improving disclosure requirements to align with the SEC’s regulations. The Company will adopt ASU 2020-10 as of the reporting period beginning May 1, 2021. The adoption of this update is not expected to have a material effect on the Company’s financial statements.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash with high-credit quality financial institutions. At April 30, 2021 and 2020, the Company did have a cash balance that was $473,481 and $246,853 in excess of federally insured limits. The Company does not anticipate non-performance by its financial institution. The Company has certain debt holders that account for 54% of the Company’s debt instruments which are fully convertible.

Note 4 – Debt

Debt consists of the following:

	April 30,
	2021	2020
$130K Unsecured drawdown convertible promissory note	$130,000	$100,566
$1.5M Secured convertible promissory notes	1,500,000	—
$1M Loan and security agreement	1,000,000	300,000
Payment Protection Program loans	250,200	250,200

	2,880,200	650,766
Less: current maturities	(380,200)	(350,766)

Notes payable, long-term	$2,500,000	$300,000

$130K Unsecured Drawdown Convertible Promissory Note

On August 12, 2019, the Company entered into an unsecured drawdown convertible promissory note with Front Range Ventures, LLC (“FRV”) for an aggregate amount not to exceed $130,000 (“$130K Note”). FRV is a shareholder of the Company and the Company entered into an agreement with FRV where FRV is entitled to appoint a member of the Board of Directors and a board observer so long as it holds at least 71,000 shares of Series C convertible preferred stock.

The $130K Note may be repaid at any time upon 20 days’ notice to the holder. The $130k Note is convertible into Series C convertible Preferred Stock at any time, upon written notice by either the holder or the Company or at maturity, at the lowest price paid for the Series C convertible preferred C stock prior to conversion, which is currently $25.00 per share. The $130k Note matures 20 days following FDA clearance of the Company’s MyoVista® medical device. Under the terms of the agreement, the note is non-interest bearing.

$1.5M Secured Convertible Promissory Notes

In December 2020, the Board of Directors approved the offering of a series of secured convertible promissory notes in the amount of $1,500,000 (“$1.5M Notes”). The notes had an original maturity of July 31, 2022 and were subsequently amended on November 2, 2021, extending maturity to October 31, 2022. The $1.5M Notes were sold as a series to a number of different investors with $1,490,000 of the notes being sold to shareholders of the Company of which members of the Board of Directors of the Company subscribed for $30,000.

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Notes to Financial Statements

In the event the $1.5M Notes are converted into common stock on or prior to the maturity date, no interest shall accrue or be payable. Interest is only payable if the notes are not converted on or prior to the maturity date, in which event interest shall accrue and be payable on the outstanding principal balance of the notes at a simple interest rate of 12% per annum.

The $1.5M Notes are collateralized by substantially all of the Company’s assets and intellectual property and such security interest is subordinate to the secured interests discussed in Note 10 and the $1M Loan and Security Agreement below.

The Company is entitled to either repay the principal and all accrued but unpaid interest on the $1.5M Notes upon giving 10 days written notice to the Holder at any time; or the outstanding principal amount, and accrued but unpaid interest, is convertible into common stock at $0.05 per share, adjusted for any splits, recapitalizations, combinations or other similar transactions affecting the Company’s common stock upon or after any of the following events: (i) 30 days following FDA clearance of the Company’s MyoVista® medical device; (ii) the closing of further funding of $5 million or more which values entire share capital of the Company at $50 million or more; (iii) a public offering of common stock which values the entire share capital of the Company at $50 million or more; or (iv) the sale or merger of a majority of the voting stock of the Company. The Holder of a note may elect for conversion at any time upon written notice to the Company. As of April 30, 2021, accrued interest was approximately $34,000.

$1M Loan and Security Agreement

In April 2020, the Company entered into a loan and security agreement with FRV and John Q. Adams who are both shareholders of the Company. John Q. Adams is also a Director of the Company. Each party committed to lend a principal amount of $500,000, totaling $1,000,000 and the loan was drawn in three installments of $300,000 upon execution of the loan agreement, $350,000 on or about July 2, 2020 and $350,000 on or about September 4, 2020. The loan accrues interest at a rate of 12% per annum, compounded annually, which is payable at maturity. The Company is also required to pay default interest at a rate of 18% per annum, compounded annually, on any unpaid amounts due at maturity until the loan amounts are fully re-paid. The loan is collateralized by substantially all of the Company’s assets and intellectual property, except for the secured interest on the covered technology as discussed in Note 10.

The loan had an original maturity date of September 30, 2021 which was amended on September 30, 2021 making the note repayable on demand. The loan was amended again on November 3, 2021, extending the maturity to September 30, 2022. As of April 30, 2021 and 2020, accrued interest totaled $98,082 and $447 respectively.

The Company’s long-term notes payable all mature in 2022.

Payment Protection Program Loans

On April 20, 2020, the Company received loan proceeds in the amount of $250,200 under the Paycheck Protection Program (“PPP”) which was established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provided for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. Following the PPP guidelines, the Company filed for loan forgiveness in October 2020 and in November 2020, the Small Business Administration approved the filing and forgave the loan. The forgiveness of the PPP loan is recorded in gain on extinguishment of debt in the statement of operations.

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Notes to Financial Statements

On January 25, 2021, the Company received a second PPP loan in the amount of $250,200. Following the PPP guidelines, the Company filed for loan forgiveness in May 2021 and in June 2021, the Small Business Administration approved the filing and forgave the loan.

With these events, the Company has presented the PPP loans as current liabilities on the balance sheet as of April 30, 2021 and 2020.

Note 5 – Convertible Preferred Stock

The Company’s Certificate of Formation, as amended, has authorized 20,000,000 shares of preferred stock with a par value of $0.001 per share of which 620,000 has been designated in series A through C as described below. In the years ended April 30, 2021 and 2020, the Company issued 8,000 and 46,890 shares of Series C convertible preferred stock at a price per share of $25.00 for approximately $200,000 and $1,180,000 respectively.

Convertible preferred stock consists of the following:

i

Series A convertible preferred stock (“Series A”) was issued to employees and directors in 2014 and is subordinate to the common stock. As of April 30, 2021 and 2020, the common stock has a liquidation preference of $4,500,000 to the Series A. The Series A convertible preferred stock was issued subject to certain repurchase rights in favor of the Company.

	Series A
	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Liquidation Preference of the Common Stock to Series A
April 30, 2020	$0.001	10,000	10,000	$10.00	$4,500,000
April 30, 2021	$0.001	10,000	10,000	$10.00	$4,500,000

An amendment to, or waiver of rights of, the Series A convertible preferred stock requires the approval of holders of a two-thirds majority of the outstanding shares of Series A convertible preferred stock.

ii

Series B convertible preferred stock (“Series B”) was issued to employees and directors in 2015 and is subordinate to the common stock. As of April 30, 2021 and 2020, the common stock had a liquidation preference of $35,000,000 to the Series B. The Series B convertible preferred stock was issued subject to certain repurchase rights in favor of the Company.

	Series B
	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Liquidation Preference of the Common Stock to Series B
April 30, 2020	$0.001	10,000	10,000	$10.00	$35,000,000
April 30, 2021	$0.001	10,000	10,000	$10.00	$35,000,000

An amendment to, or waiver of rights of, the Series B convertible preferred stock requires the approval of holders of a two-thirds majority of the outstanding shares of Series B convertible preferred stock.

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Notes to Financial Statements

iii	Series C convertible preferred stock (“Series C”) which was issued to investors and has a liquidation preference to the common stock.

	Series C
	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Liquidation Preference of the Series C to Common Stock
April 30, 2020	$25.00	600,000	455,265	$455	$11,381,625
April 30, 2021	$25.00	600,000	463,264	$463	$11,581,600

An amendment to, or waiver of rights in the Series C certificate of designation requires the approval of holders of a majority of the outstanding shares of Series C convertible preferred stock and Front Range Ventures LLC (“FRV”) (so long as FRV owns any at least 71,000 shares of Series C convertible preferred stock) (the “Requisite Holders”).

The holders of the convertible preferred stock have the following rights, privileges, and preferences.

Voting

Each share of Series A, Series B and Series C has voting rights equal to an equivalent number of shares of common stock into which it is convertible and vote together as one class with the common stock.

Dividends

The holders of Series A are not entitled to receive any dividends until the holders of common stock have received $4,500,000 in payments (in dividends, the proceeds of a sales transaction, or otherwise) (the “Series A Threshold”). Thereafter, the Series A shall participate in any dividend declared to common stockholders by the Company’s Board out of funds legally available on and as converted to common stock basis.

The holders of Series B are not entitled to receive any dividends until the holders of common stock have received $35,000,000 in payments (in dividends, the proceeds of a sales transaction, or otherwise) (the “Series B Threshold”). Thereafter, the Series B shall participate in any dividend declared to common stockholders by the Company’s Board out of funds legally available on an as converted to common stock basis.

Holders of Series C are entitled to receive dividends at an annual rate of $1.50 per share of Series C (adjusted to reflect recapitalizations). Such dividends shall accrue and are payable out of funds legally available, are payable only when and if declared by the Board, and are noncumulative. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of Series C then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Series C in an amount at least equal to the greater of (i) the amount of the aggregate dividends then accrued on such share of Series C and not previously paid and (ii) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of Series C Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (2) the number of shares of common stock issuable upon conversion of a share of Series C convertible preferred stock.

No dividends have been declared to date.

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Notes to Financial Statements

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of Series C are entitled to receive, prior and in preference to the holders of Series A, Series B, and common stock, a per share amount equal to 1.0 times the original issue price plus any accrued but unpaid dividends thereon.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company that are legally available for distribution to the holders of Series C are insufficient to permit the payment to such holders of the full amounts above, then the entire assets of the Company that are legally available for distribution shall be distributed with equal priority and pro-rata among the holders of the Series C in proportion to what they would otherwise be entitled to receive.

After the payment of the full Series C liquidation preference and unpaid accrued dividends, the Series C stockholders shall participate in the distribution of the entire remaining assets of the Company legally available for distributions pro-rata to holders of common stock on an as converted to common stock basis. The sale of a majority of the capital stock of the Company or the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole shall be a deemed liquidation for the purpose of the Series C.

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of Series A shall only participate in the distribution of the entire remaining assets of the Company legally available for distributions after the holders of common stock have received $4,500,000 in payments (in dividends, the proceeds of a sales transaction, or otherwise). Thereafter, the Series A shall participate pro-rata to the common stockholders on an as converted to common stock basis.

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of Series B shall only participate in the distribution of the entire remaining assets of the Company legally available for distributions after the holders of common stock have received $35,000,000 in payments (in dividends, the proceeds of a sales transaction, or otherwise). Thereafter, the Series B shall participate pro-rata to the common stockholders on an as converted to common stock basis.

Conversion

Each share of Series A convertible preferred stock is convertible, at the option of the holder thereof, into fully paid and non-assessable shares of common stock at any time prior to

May 1, 2024. Additionally, if the holders of Series A convertible preferred stock are entitled to make, but have not made, an election to convert Series A convertible preferred stock by May 1, 2024, then such shares will automatically be converted into common stock and canceled.

The number of shares of common stock into which Series A convertible preferred stock may be converted is based on a formula set forth in the Company’s certificate of formation, as amended. It varies according to the fair market value of the Company’s common stock at the time of conversion and is subject to a $4,500,000 minimum value threshold of the common stock, (less any payments previously made to common stockholders). Unless the $4,500,000 minimum value threshold is met, each share of Series A convertible preferred stock would convert into nil shares of common stock.

Each share of Series B convertible preferred stock is convertible, at the option of the holder thereof, into fully paid and non-assessable shares of common stock at any time prior to July 7, 2025. Additionally, if the holders of

HEART TEST LABORATORIES, INC.

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Notes to Financial Statements

Series B convertible preferred stock are entitled to make, but have not made, an election to convert Series B convertible preferred stock by July 7, 2025, then such shares will automatically be converted into common stock and canceled.

No conversion of the Series B convertible preferred stock may take place if a repurchase right exists. The holders of the Series B convertible preferred stock each entered into a restricted stock agreement in July 2015 whereby the Company was granted the right to repurchase up to all of such stockholders’ Series B convertible preferred stock at a price of $0.001 per share under certain conditions. The repurchase rights over 80% of the Series B convertible preferred stock have now expired with the remaining right over 20% expiring upon the Company receiving FDA clearance for its MyoVista® medical device.

In the event that the restricted stockholder is terminated as an employee of the Company for just cause (as defined in the restrictive stock agreement or resigns other than for a constructive termination (as defined in the restrictive stock agreement), or (ii) if such holder is a director of HeartSciences, such holder resigns as a director of HeartSciences prior to the Company receiving FDA clearance for its MyoVista® medical device the remaining 20% may be repurchased by the Company. The Series B convertible preferred stock repurchase rights automatically terminate (i) upon the closing of a sales transaction (as defined below), or (ii) at such time as the holders of common stock have received $35,000,000 in proceeds from the Company.

The number of shares of common stock into which Series B convertible preferred stock may be converted is based on a formula set forth in the Company’s certificate of formation, as amended. It varies according to the fair market value of the Company’s common stock at the time of conversion and is subject to a $35,000,000 minimum value threshold (less any payments previously made to common stockholders). Unless the $35,000,000 minimum threshold value is met each share of Series B convertible preferred stock would convert into nil shares of common stock.

For the purpose of the Series A and Series B conversion formula the fair market value of the Company’s common stock is determined as: (i) if the common stock is publicly-traded the value will be determined by using a 30-day weighted average closing prices of the common stock; (ii) if the common stock is not publicly-traded, it shall be the value determined in good faith by the Board, which determination may, but is not required to, include a third-party valuation or (iii) in the event of a sales of the Company, the value determined by reference to that sales transaction.

Each share of Series C preferred stock is convertible, at the option of the holder at any time after the date of issuance of such share, into such number of fully paid and non-assessable shares of common stock determined by dividing the original issue price by the conversion price for such series in effect at the time of conversion for the Series C.

The conversion price on the issuance of the Series C convertible preferred stock was $0.25 per share (being convertible into common stock on a one hundred-for-one basis) subject to adjustment in accordance with conversion provisions contained in the Company’s certificate of formation, as amended.

Each share of Series C is automatically converted into shares of common stock at the conversion price at the time in effect immediately upon the Company’s sale of its common stock in a public offering provided that the offering price is not less than $0.50 per share (as adjusted for recapitalizations, stock combinations, stock dividends, stock splits and the like) and which results in aggregate cash proceeds of not less than $20.0 million before underwriting discounts, commissions, and fees.

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Notes to Financial Statements

Note 6 – Stockholders’ (Deficit) Equity

Common Stock

The Company’s Certificate of Formation, as amended, has authorized 300,000,000 shares of common stock with a par value of $0.001 per share. As of April 30, 2021 and 2020, the Company had issued 109,356,748 shares of common stock. The holders of common stock are entitled to receive dividends whenever funds and assets are legally available and when declared by the board of directors, subject to the rights of holders of series of convertible preferred stock outstanding. No dividends were declared as of or through April 30, 2021. In the year ended April 30, 2020, the Company issued 15,000 shares of common stock for approximately $585.

Common Stock Warrants

A summary of warrant activity as of April 30, 2021 and 2020 is as follows:

	Warrants Outstading and Exercisable	Exercise Price Per Share	Weighted Average Strike Price per Share
Balance, May 1, 2019	21,940,584	$0.105 - $2.00	$0.56
Issued	—	—	—
Expired	(82,666)	$0.30	$0.30

Balance, April 30, 2020	21,857,918	$0.105 - $2.00	$0.56
Issued	461,720	$0.25	$0.25
Expired	(284,229)	$0.37	$0.37

Balance April 30, 2021	22,035,409	$0.105 - $2.00	$0.55

From 2015 to 2019, the Company issued warrants to investors in connection with funding or for services rendered. The warrants are convertible into a fixed number of shares of the Company’s common stock for a period of 5 years from the date of issuance. There were no warrants issued in 2020 and there were 461,720 warrants issued in 2021 for consulting services rendered. Approximately 20,498,000 warrants have expired subsequent to year end.

To determine interest expense related to the Company’s outstanding warrants issued in conjunction with debt offerings, the fair value of each award grant is estimated on the date of grant using the Black-Scholes option pricing model and the fair values are amortized over the life of the warrant. The principal assumptions we used in applying this model were as follows:

	April 30, 2021	April 30, 2020
Risk free interest rate	2.0%	2.0%
Expected volatility	66.2%	66.2%
Expected life in years	5	5

The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant. Expected volatilities are derived from third party valuations. The expected life in years is based on the contract term of the warrant.

Note 7 – Stock-based Compensation

The Company grants certain employees and board members stock option awards where vesting is contingent upon a service period, as it believes that such awards better align the interests of its employees with those of its

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Notes to Financial Statements

shareholders. Stock option awards are granted with an exercise price equal to above the market price of the Company’s stock at the date of grant. Certain stock option awards provide for accelerated vesting if there is a change in control, as defined in the Nonstatutory Stock Option Agreement. Unvested stock options forfeit when an employee leaves the Company.

Where option awards are granted based on service periods, they generally vest quarterly based on 3 years continuous service for executive directors and employees, or 12 months continuous service for directors and have 10-year contractual terms. During the years ended April 30, 2021 and 2020, the Company granted 50,000 and 420,000 shares of common stock awards to employees based on service periods, respectively.

The Company also grants stock option awards where vesting is contingent upon meeting various departmental and company-wide performance goals, including FDA and CE Mark regulatory approval and certain EBITDA and funding thresholds. Such performance-based stock options are expected to vest when the performance criteria and metrics have been met. These stock options have contractual lives of ten years. During the years ended April 30, 2021 and 2020, the Company granted 4,810,000 and 4,525,000 performance-based stock option awards, respectively.

The Company does not have an ERISA stock awards plan. So, all stock options issued are Non-ERISA Plan options and do not have any of the tax and other benefits afforded to ERISA stock option awards.

The following is a summary of service-based stock options for the periods ended April 30, 2021 and 2020:

	Number of Options Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life (in years)
Outstanding—April 30, 2019	8,062,063	$0.39	7.4
Options granted	420,000	$0.04	8.3
Options forfeited	(92,396)	$0.23

Outstanding—April 30, 2020	8,389,667	$0.38	6.5
Options granted	50,000	$0.04	9.5

Outstanding—April 30, 2021	8,439,667	$0.37	5.5
Non-vested	141,652	$0.17	8.5
Vested at April 30, 2021	8,298,017	$0.38	5.5

The Company estimates fair values of stock options using the Black-Scholes option-pricing model on grant date. For years ended April 30, 2021 and 2020, the assumptions used in the Black-Scholes option pricing model were as follows:

	April 30, 2021	April 30, 2020
Risk free interest rate	1.08%	2.15%
Volatility	53.0% - 66.2	53.0% - 66.2%
Dividend yield	—	—
Weighted average expected term (in years)	5.5	6.5

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Notes to Financial Statements

The following is a summary of performance-based stock option awards for the periods ended April 30, 2021 and 2020:

	Number of Options Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life (in years)
Outstanding—April 30, 2019	5,110,832	$0.43	8.2
Options granted	4,525,000	$0.04	9.3
Options forfeited	(227,500)	$0.23

Outstanding—April 30, 2020	9,408,332	$0.25	8.2
Options granted	4,810,000	$0.04	9.5
Options forfeited	(125,000)	$0.19

Outstanding—April 30, 2021	14,093,332	$0.18	8.1
Non-vested	13,316,666	$0.16	8.3
Vested at April 30, 2021	776,666	$0.37	4.8

The Company estimates fair values of performance-based stock options using the Black-Scholes option-pricing model on grant date. For years ended April 30, 2021 and 2020, the assumptions used in the Black-Scholes option pricing model were as follows:

	April 30, 2021	April 30, 2020
Risk free interest rate	1.08%	2.15%
Volatility	53.0% - 66.2%	53.0% - 66.2%
Dividend yield	—	—
Weighted average expected term (in years)	8.1	8.2

As of April 30, 2021, there was approximately $1,560,000 of unrecognized compensation costs related to non-vested performance-based common stock options and approximately $1,800 of unrecognized compensation costs related to non-vested service-based common stock options.

The following is a summary of stock-based compensation expense:

	For the years ended April 30
	2021	2020
Research and Development	$17,583	$52,840
Selling, General and Administrative	9,446	82,227

	$27,029	$135,067

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Notes to Financial Statements

Note 8 – Income Taxes

The tax effects of temporary differences and carry-forwards that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	As of April 30,
	2021	2020
Deferred tax assets (liabilities):
Net operating loss carryforwards	$7,215,961	$6,659,255
Start-up costs	1,137,161	1,238,242
Stock option and warrant payments	396,631	390,571
Accumulated depreciation	(2,440)	(2,212)
Research and development credits	255,600	255,600
Research and development warrants	21,488	21,488

Total deferred tax assets, net	9,024,401	8,562,944
Valuation Allowance	(9,024,401)	(8,562,944)

Net Deferred Tax Assets	—	—

As of April 30, 2021 and 2020, the Company’s cumulative net operating loss for federal income tax purposes was approximately $34 million and $32 million, respectively. The net operating loss, subject to limitations, may be available in future tax years to offset taxable income. The net operating loss carry-forward will begin to expire in year 2028.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, and therefore, a full valuation allowance has been recorded at April 30, 2021 and 2020, resulting in an increase in the valuation allowance by $461,457 and $183,973, respectively.

Note 9 – Leases

On May 1, 2019, the Company adopted ASU 2016-02, Leases, using the modified retrospective method. The new lease standard amended the previous guidance for lease accounting and related disclosure requirements. The new guidance requires the recognition of right-of-use assets and liabilities on the balance sheet for leases with terms greater than twelve months or leases that contain a purchase option that is reasonably certain to be exercised. The Company has elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company’s balance sheet.

The Company has a long-term operating lease for office, industrial, and laboratory space that expires in 2023. The lease has an option to extend for five years however given the future anticipated expansion of the Company, it is more likely than not that the option will not be exercised. Rent expense for operating leases for the years ended April 30, 2021 and 2020 was $173,405 and $208,360, respectively. The Company records right-of-use assets and liabilities at the present value of the fixed lease payments over the term at the commencement date. The Company uses its incremental borrowing rate of 12% to determine the present value of the lease as the rate implicit in the lease is typically not readily available.

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Notes to Financial Statements

Information related to the Company’s right-of-use assets and lease liabilities as of April 30, 2021 and 2020 was as follows:

	2021	2020
Right-of-use assets	$194,660	$289,460
Lease liabilities, current	107,632	93,345
Lease liabilities, net of current portion	90,967	198,599

Total lease liabilities	$198,599	$291,944

Weighted average remaining term (in years)	1.8	2.8
Weighted average discount rate	12%	12%

As of April 30, 2021, future maturities of lease liabilities due under lease agreements was as follows:

2022	$125,697
2023	95,576

Total lease payments	221,273
Less imputed interest	(22,674)

Total operating lease liabilities	$198,599

Note 10 – Commitments and Contingencies

Litigation

From time to time, the Company may be subject to legal proceedings and claims that arise in the ordinary course of business. The Company does not believe that the outcome of those matters will have a material adverse effect to the financial position, operating results or cash flows. However, there can be no assurance such legal proceedings will not have a material impact.

The Company is not aware of any material claims outstanding or pending against the Company as of April 30, 2021 and 2020.

Royalty Agreements

In 2013, the Company entered into an agreement (“Technology Agreement”) with its founder, conveying ownership of all intellectual property and rights to the Company. As part of that agreement, the Company will make royalty payments, based upon paid MyoVista® device unit sales, as follows:

a)	$500 on each of the first 2,400 MyoVista® devices

b)	$200 on each MyoVista® device thereafter until royalties total $3,500,000.

The royalty obligation has a first secured interest and pledge on the covered technology (as defined in the Technology Agreement but essentially the intellectual property of the MyoVista® device) over the debt holders of the $1.5M Secured Convertible Promissory Notes and $1M Loan and Security Agreement as discussed further in Note 4.

Upon either (i) the aggregate payment of $3,000,000 of royalties; (ii) if the common stock is publicly listed and the closing quoted share price is $2.08333 per share or more; or (iii) a bona fide offer valuing the common stock at $2.08333 is received, then the secured interest and pledge shall be released.

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Notes to Financial Statements

In the event of a bankruptcy of the Company, any balance of the $3,500,000 royalty not paid at that point would accelerate and become an immediately due debt obligation of the Company with the benefit of the secured interest and pledge (if it remained at such time).

For the years ended April 30, 2021 and 2020, the sales royalties expensed to cost of goods sold were $1,500 and $7,000 respectively. As of April 30, 2021 the aggregate sales royalties expensed under this agreement was $51,000.

The Company has an agreement with The University Court of The University of Glasgow for the license of the Glasgow algorithm interpretive analysis for the conventional ECG trace. As part of that agreement the Company is obliged to make royalty payments, based upon MyoVista® device unit sales at the rate of $35–$50 per unit depending on sale volumes per year. The agreement is subject to an annual minimum fee and should the sale volume royalties be below this level then the minimum will apply. To date, MyoVista® device unit sales have such that the minimum payments have applied. Prior to FDA clearance, the Company does not expect to achieve device unit sales volumes which would exceed the minimum. The minimum fee has been expensed to research and development as the Glasgow algorithm is an essential part of the device development as part of the submission for FDA clearance of the MyoVista® device. For the years ended April 30, 2021 and 2020, the minimum payments were $20,000 respectively.

Note 11 – Related Parties

Kyngstone Limited (“Kyngstone”), a company incorporated in the United Kingdom in which the Chairman of the Board is a director and controlling shareholder, has provided advisory services to the Company during the course of business. For the years ended April 30, 2021 and 2020 the Company recorded expenditures of $100,000 and $191,667, respectively with Kyngstone. As of April 30, 2021 and 2020, the Company had balances outstanding to Kyngstone in the amounts of $88,444 and $97,177, respectively.

See Note 4 for details regarding related party debt held with shareholders, board members, and Company directors.

Note 12 – Subsequent Events

The Company has evaluated subsequent events through February 25, 2022, the date these financial statements were available for issuance, and has concluded that no events or transactions have occurred that require disclosure in the accompanying financial statements, except as follows:

Warrants

In June and July 2021, the Company issued 365,760 warrants to non-employees in exchange for settlement of payables fair valued at approximately $1,609.

In November 2021, the Company issued an aggregate of 500,000 warrants for shares of common stock to the lenders as consideration for the extension of the maturity of the $1M Loan and Security Agreement, as discussed in Note 4.

In November 2021, the Company issued an aggregate of 150,000 warrants for shares of common stock to note holders as consideration for the extension of the maturity of the $1.5M Notes, as discussed in Note 4.

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Notes to Financial Statements

Options

In May 2021 and February 2022, the Company granted options for 75,000 and 150,000 shares of common stock, subject to service-based vesting conditions, with a weighted-average exercise price of $0.04 and $0.11 per share to certain employees of the Company. In February 2022, the Board of Directors approved an additional 5,357,500 options for shares of common stock to be granted to employees, with a weighted-average exercise price of $0.11 and subject to service and performance-based conditions.

Unsecured promissory draw down note

In August 2021, the Company issued an Unsecured Promissory Draw Down Note with Matthews Holdings Southwest, Inc. for a maximum amount of $500,000 as a short-term loan repayable upon closing a subsequent offering. Per the terms of the note, $250,000 was drawn by the Company in August 2021 and an additional $250,000 was drawn in September 2021. The Company issued 333,333 shares of common stock as a facility fee for the note.

No interest is payable on the note other than upon the occurrence of an event of default, as defined in the agreement, at which that time the borrower will pay interest to the holder, payable on demand, on the outstanding principal balance of the note from the date of the event of default until payment in full at the rate of 12% per annum. The note originally matured on October 11, 2021 and was amended on October 11, 2021 and again on November 29, 2021, extending maturity to November 30, 2021 and December 31, 2021, respectively. The note was fully repaid on December 27, 2021.

Bridge offering

In December 2021 the Board approved the sale of up to $5,555,555.56 principal amount of the Senior Subordinated Convertible Loan Notes (the “2021 Bridge Notes”) and up to 30,275,507 associated warrants (the “2021 Bridge Warrants”), together the “2021 Bridge Securities.”

The 2021 Bridge Notes were issued with a 10% original issue discount (OID), accrue interest at 8% per annum and have a maturity date of December 22, 2024. The notes convert into common stock of the Company, or in the event that such conversion would result in a note holder receiving more than 4.99% of the outstanding common stock then such note holder shall receive pre-funded warrants. The conversion price is the lower of $0.1835 per share or a 30% discount to the new issue price in a qualified offering. For two years post issuance, the conversion price is subject to full ratchet downward adjustment in the event of an issuance of common stock prior to conversion at a lower price per share than the then conversion price (or issuance of convertible securities or options at a lower price conversion/ strike price than the then conversion price). The notes are convertible by the holder at any time and automatic conversion (of principal and accrued but unpaid interest) shall occur upon a qualified offering, which means a public offering in the United States pursuant to a registration statement declared effective by the Securities and Exchange Commission pursuant to the Securities Act, pursuant to which the Common Stock is listed for trading on The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Select Market, or the Nasdaq Global Market, each an Eligible Market, with (i) minimum gross proceeds of $6,000,000, and (ii) minimum net proceeds of $5,000,000 after deducting all fees and expenses in connection with such qualified offering. After one-year the Company may pre-pay the notes in an amount of 115% of the principal amount (plus accrued and unpaid interest) or in the event of a change of control or event of default each note holder shall have the right to have its notes redeemed in the amount of 125% of the principal amount (plus accrued but unpaid interest).

Investors in the 2021 Bridge Notes have also received warrants to purchase one share of Common Stock for each $0.1835 purchased in the 2021 Bridge Note (inclusive of OID). The 2021 Bridge Warrants have a 5-year term

HEART TEST LABORATORIES, INC.

D/B/A HEARTSCIENCES

Notes to Financial Statements

from their date of issuance and an initial exercise price of $0.27525 per share (being 150% of the conversion price of the note). The exercise price of the warrants is subject to full ratchet downward adjustment in the event of an issuance of common stock prior to conversion at a lower price per share than the then conversion price (or issuance of convertible securities or options at a lower price conversion/ strike price than the then conversion price). In addition if the new issue price on a qualified offering is less than 125% of the then exercise price in effect the exercise price of the warrants will be lowered to the new issue price. Upon a lowering of the exercise price the holder will be entitled to excise such number of warrants such that the then exercise price multiplied by the number of warrants is 150% of the principal amount of their 2021 Bridge Notes purchased.

On December 22, 2021 the Company issued and sold an aggregate principal amount of $2,222,222 of the 2021 Bridge Securities with various purchasers with Cavalry Investment Fund L.P. acting as lead investor. Subsequent to December 2021 through February 25, 2022, the Company sold further 2021 Bridge Securities in the aggregate principal amount of $1,044,444, including the exchange of $712,222 of convertible loan notes and warrants which had been issued in October 2021, representing the entire amount of such 2021 Bridge Securities issued and sold in October 2021. The convertible loan notes and warrants issued in October 2021 were originally issued on similar terms to the 2021 Bridge Securities and they were all voided as part of the exchange.

                 Common Stock

HEART TEST LABORATORIES, INC.

PROSPECTUS

Book Running Manager

The Benchmark Company

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of Common Stock being registered hereby (other than the underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority Inc., or FINRA, filing fee and the filing fee and listing fee.

(dollars in thousands)
SEC registration fee	$
FINRA filing fee
NASDAQ listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers

Heart Test Laboratories, Inc. was incorporated under the laws of Texas.

The Texas Business Organizations Code, or the TBOC, permits a corporation to indemnify a director who was, is or is threatened to be a named defendant or respondent in a proceeding as a result of the performance of his duties if such person acted in good faith and, in the case of conduct in the person’s official capacity as a director, in a manner he reasonably believed to be in the best interests of the corporation and, in all other cases, that the person reasonably believed his conduct was not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, that such person had no reasonable cause to believe his conduct was unlawful. Subject to certain exceptions, the TBOC further permits a corporation to eliminate in its charter all monetary liability of the corporation’s directors to the corporation or its shareholders for conduct in performance of such director’s duties. Our amended and restated certificate of formation will provide that a director of the corporation will not be liable to the corporation or its shareholders for monetary damages for any act or omission by the director in the performance of his duties, except that there will be no limitation of liability to the extent the director has been found liable under applicable law for: (i) breach of the director’s duty of loyalty owed to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or (iv) an act or omission for which the liability of the director is expressly provided for by an applicable statute.

Sections 8.101 and 8.103 of the TBOC provide that a corporation may indemnify a person who was, is or is threatened to be a named defendant or respondent in a proceeding because the person is or was a director only if a determination is made that such indemnification is permissible under the TBOC: (i) by a majority vote of the directors who at the time of the vote are disinterested and independent, regardless of whether such directors constitute a quorum; (ii) by a majority vote of a board committee designated by a majority of disinterested and independent directors and consisting solely of disinterested and independent directors; (iii) by special legal counsel selected by the Board of Directors or a committee of the Board of Directors as set forth in (i) or (ii); (iv) by the shareholders in a vote that excludes the shares held by directors who are not disinterested and independent; or (v) by a unanimous vote of the shareholders.

Section 8.104 of the TBOC provides that the corporation may pay or reimburse, in advance of the final disposition of the proceeding, reasonable expenses incurred by a present director who was, is or is threatened to be made a named defendant or respondent in a proceeding after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under Section 8.101 and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director is not otherwise permitted under the TBOC. Section 8.105 also provides that reasonable expenses incurred by a former director, or a present or former employee, agent or officer of the corporation, who was, is or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the action, as the corporation considers appropriate.

Section 8.105 of the TBOC provides that, subject to restrictions in its certificate of formation and to the extent consistent with other law, a corporation may indemnify and advance expenses to a person who is not a director, including an officer, employee or agent of the corporation as provided by: (i) the corporation’s governing documents; (ii) an action by the corporation’s governing authority; (iii) resolution by the shareholders; (iv) contract; or (v) common law. As consistent with Section 8.105, persons who are not directors may seek indemnification and advancement of expenses from a corporation to the same extent that directors may seek indemnification and advancement of expenses from a corporation.

Further, our amended and restated certificate of formation and amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

We have also entered into, or will enter into prior to the completion of this offering, indemnification agreements with each of our directors and certain of our officers. The indemnification agreements provide, or will provide, among other things, for indemnification to the fullest extent permitted by the TBOC and our amended and restated certificate of formation and amended and restated bylaws against (i) any and all direct and indirect liabilities and reasonable expenses, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and reasonable counsel fees and disbursements and (ii) any liabilities incurred as a result of serving as a director, officer, employee or agent (including as a trustee, fiduciary, partner or manager or in a similar capacity) of another enterprise or an employee benefit plan at our request. The indemnification agreements also provide for, or will provide for, the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of formation and amended and restated bylaws or the terms of the indemnification agreements.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the securities described in this section, which were not registered under the Securities Act.

Issuance of Capital Stock

•	From April to May 2019, we issued and sold 246,685 shares of our Series C Preferred Stock at a purchase price of $25.00 per share for $6,167,125 in cash consideration.

•	In August 2019, we issued and sold an unsecured drawdown convertible promissory note, or the $130K Note, in the aggregate principal amount of $130,000. The $130K Note does not accrue interest.

•	In October 2019, we issued and sold 11,600 shares of our Series C Preferred Stock at a purchase price of $25.00 per share for $290,000 in cash consideration.

•	In April 2020, we issued and sold 28,990 shares of our Series C Preferred Stock at a purchase price of $25.00 per share for $724,750 in cash consideration.

•

In June 2020, we issued warrants to purchase an aggregate amount of [            ] shares of our Common Stock at an exercise price of $0.25 per share to settle approximately $114,750 worth of services rendered by a third-party contractor of the Company.

•	In October 2020, we issued and sold 8,000 shares of our Series C Preferred Stock at a purchase price of $25.00 per share for $200,000 in cash consideration.

•

From December 2020 to April 2021, we issued and sold secured convertible promissory notes, or the $1.5M Notes, in the aggregate principal amount of $1.5 million. The $1.5M Notes accrued interest at a rate of 12% per annum.

•

From June to July 2021, we issued warrants to purchase an aggregate amount of [            ] shares of our common stock at an exercise price of $0.25 per share to settle approximately $129,730 worth of services rendered by a third-party contractor of the Company.

•

In November 2021, we issued warrants to purchase [            ] shares of our Common Stock at an exercise price equal to the lower of (i) $[            ] per share and (ii) 30% discount to the offering price for the sale of Common Stock in a public offering, as consideration for the extension of the maturity of the $1.5M Notes.

•

In November 2021, we issued warrants to purchase [            ] shares of our Common Stock at an exercise price equal to the lower of (i) $[            ] per share and (ii) 30% discount to the offering price for the sale of Common Stock in a public offering, as consideration for the extension of the maturity of the $1M Loan and Security Agreement.

•

From October 2021 to February 25, 2022, in connection with our 2021 Bridge Financing, we issued and sold senior subordinated convertible notes, or the Bridge Notes, in the aggregate principal amount of $3.98 million. The Bridge Notes accrue interest at a rate of 8% per annum.

•

From October 2021 to February 25, 2022, in connection with our 2021 Bridge Financing, we issued warrants to purchase [            ] shares of our Common Stock at an initial exercise price of $[            ] per share subject to certain round down provisions.

No underwriters were involved in the foregoing sales of securities described above in this Item 15(a). Unless otherwise stated, the sales of securities described above were deemed to be exempt from registration pursuant to

Section 4(a)(2) of the Securities Act, including Rule 506(b) of Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were accredited investors, acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants and Exercises of Stock Options

•

In September 2019, we granted stock options to purchase an aggregate amount of 4.6 million shares of our Common Stock at an exercise price of $0.039 per share, of which 370,000 shares vest over a period of time and 4.23 million shares vest upon specific Company performance metrics. As of January 31, 2022, 352,925 shares of time-based awards have vested and 17,075 shares were unvested. All of the performance-based awards were unvested.

•

In November 2020, we granted stock options to purchase an aggregate amount of [            ] shares of our Common Stock at an exercise price of $0.035 per share, of which [            ] shares vest over a period of time and [            ] shares vest upon specific Company performance metrics. As of [January 31], 2022, [            ] shares of time-based awards have vested and [            ] shares were unvested. All of the performance-based awards were unvested.

•

In May 2021, we granted stock options to purchase an aggregate amount of [            ] shares of our Common Stock at an exercise price of $0.035 per share, vesting over a period of time. As of [January 31], 2022, [            ] shares have vested and [            ] shares were unvested.

•

In [February] 2022, we granted stock options to purchase an aggregate amount of [            ] shares of our Common Stock at an exercise price of $0.11 per share, vesting over a period of time. These shares have not vested.

The issuances of the securities described above in this Item 15(b) were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act. The shares of Common Stock to be issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

None.

Exhibits:

Exhibit Number	Exhibit Description

1.1**	Form of Underwriting Agreement

3.1**	Second Amended and Restated Certificate of Formation of Heart Test Laboratories, Inc.

3.2**	Second Amended and Restated Bylaws of Heart Test Laboratories, Inc.

4.1**	Form of Common Stock Certificate of the Registrant

4.2*	Form of Registration Rights Agreement by and between Heart Test Laboratories, Inc. and Buyers listed as signatories thereto, dated December 22, 2021

4.3**	Form of Registration Rights Agreement by and among Heart Test Laboratories, Inc. and the parties listed as signatories thereto related to the Series C Preferred Stock

4.4*	Form of Bridge Warrant

4.5*	Form of Pre-Funded Warrant

Exhibit Number	Exhibit Description

4.6*	Form of $1M Lender Warrant and $1.5M Lender Warrant

4.7*	Form of Investor Warrant

5.1**	Opinion of Jackson Walker L.L.P.

10.1*	2013 Technology Agreement, by and between Heart Test Laboratories, Inc. and Guangren “Gary” Chen, dated December 31, 2013

10.2*	First Amendment of 2013 Technology Agreement by and between Heart Test Laboratories, Inc. and Guangren “Gary” Chen, dated March 13, 2017

10.3*	Master Assignment by and between Heart Test Laboratories, Inc. and Guangren “Gary” Chen, dated January 1, 2014

10.4*	Security Agreement and Pledge by and between Heart Test Laboratories, Inc. and Guangren “Gary” Chen, dated March 14, 2014

10.5*	Evaluation, Option and License Agreement by and between Heart Test Laboratories, Inc. and The University Court of The University of Glasgow, dated June 2, 2015

10.6*	Exercise of Option Agreement by and between Heart Test Laboratories, Inc. and The University Court of The University of Glasgow, dated December 23, 2015

10.7*	$130K Note by and between Heart Test Laboratories, Inc. and Front Range Ventures LLC, dated August 12, 2019

10.8*	$1M Loan and Security Agreement by and among Heart Test Laboratories, Inc., Front Range Ventures LLC and John. Q. Adams, dated April 24, 2020

10.9*	Amendment No. 1 to the $1M Loan and Security Agreement, dated September 30, 2021

10.10*	Amendment No. 2 to the $1M Loan and Security Agreement, dated November 3, 2021

10.11*	Form of $1.5M Note

10.12*	Form of Amendment No. 1 to the Form of $1.5M Note by and among Heart Test Laboratories, Inc. and the Requisite Noteholders, dated November 2, 2021

10.13*	Form of Securities Purchase Agreement by and between Heart Test Laboratories, Inc. and Purchasers listed as signatories thereto, dated December 22, 2021

10.14*	Form of Bridge Note

10.15*	Consulting Agreement by and between Heart Test Laboratories, Inc. and Kyngstone Limited, Inc., dated June 25, 2013

10.16*†	Employment Agreement by and between Heart Test Laboratories, Inc. and Mark Hilz, dated March 7, 2017

10.17*	Series C Side Letter by and between Heart Test Laboratories, Inc. and Front Range Ventures LLC, dated August 10, 2019

23.1**	Consent of Haskell & White LLP, independent registered public accounting firm.

23.2**	Consent of Jackson Walker L.L.P. (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature pages)

107**	Filing Fee Table

*	Filed herewith.
**	To be filed by amendment
+	Previously filed.
†	Management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in              on             , 2022.

Heart Test Laboratories, Inc.

By:	/s/
Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of Heart Test Laboratories, Inc. hereby constitute and appoint each of [            ] and [            ] with full power of substitution, each of them singly our true and lawful attorneys-in-fact and agents to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form S-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer, Director (Principal Executive Officer)	, 2022

/s/	Interm Chief Financial Officer (Principal Financial and Accounting Officer)	, 2022

/s/	Director, Chairman of the Board of Directors	, 2022

/s/	Director	, 2022

/s/	Director	, 2022

/s/	Director	, 2022

/s/	Director	, 2022